                                                                     EXHIBIT 2.1







                     [LETTERHEAD OF U.S. INDUSTRIES, INC.]

                                          January 4, 2001

Dear Stockholder:

    I am pleased to enclose a copy of the information statement describing LCA Group Inc. ('LCA'), the company through which we intend to spin-off our lighting and industrial tools businesses to our stockholders. When the spin-off is completed, LCA will be a New York Stock Exchange-listed company entirely separate from USI. It will own and operate Lighting Corporation of America, the fourth largest lighting fixture manufacturer in the United States, SiTeco, a major European lighting fixture manufacturer, and Spear & Jackson, an international manufacturer of industrial hand tools.

    You will receive 1 share of LCA common stock for every 10 shares of USI common stock you hold at the close of business on January 10, 2001. You will not be required to make any payment or take any other action to receive your LCA common stock. For tax purposes, you should not be required to pay any additional Federal income tax on your receipt of LCA common stock, other than taxes required on the receipt of any cash paid in lieu of fractional shares. However, we cannot state with certainty that you will not incur a Federal income tax liability as a result of the spin-off.

    The spin-off is conditioned upon completion of the new financing arrangements for LCA described in the information statement. Subject to this, the spin-off is expected to occur on January 31, 2001, and regular way NYSE trading in LCA common stock is expected to commence, on February 1, 2001.

    Our Board of Directors approved the spin-off following a full review of various alternatives to improve company performance. The Board concluded that repositioning USI as a company focused on consumer-oriented, branded building products -- such as Jacuzzi, Ames, True Temper, Sundance Spas and Zurn -- would achieve greater stockholder value over time.

    Following the spin-off, we believe our lighting and industrial tools businesses will be better able to develop along an independent strategic path with increased senior management attention. We would like to thank Jim O'Leary and the members of his team who are leaving USI for their many contributions to our company and wish them tremendous success at LCA.

                                          Sincerely,

                                          /s/ David H. Clarke

                                          David H. Clarke
                                          Chairman and Chief Executive Officer

                                                           ANNEX A
                    PRELIMINARY COPY, DATED JANUARY 3, 2001
                       SUBJECT TO COMPLETION OR AMENDMENT

                             INFORMATION STATEMENT
                                 LCA GROUP INC.
                                  COMMON STOCK
             (INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

[LOGO]


Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission. These securities will not be issued prior to the time the registration statement becomes effective. This preliminary information statement shall not constitute an offer to sell or the solicitation of an offer to buy these securities.

  You should consider
  carefully the risk
  factors beginning on
  page 7 of this
  information statement.

  The spin-off does not
  require approval by USI
  stockholders. Therefore,
  USI is not asking you
  for a proxy and requests
  that you do not send USI
  a proxy.

  This information
  statement is not an
  offer to sell, or a
  solicitation of an offer
  to buy, any of our
  securities or those of
  USI.

                                     We have prepared this information statement to provide
                                 you with information regarding the proposed spin-off to U.S.
                                 Industries, Inc. stockholders of all of our shares of common stock. At the time of the spin-off, we will own and operate the lighting and industrial tools businesses of USI.

                                     The spin-off is conditioned upon completion of our new
                                 financing arrangements described in this information
                                 statement. If this condition is satisfied and you are a USI stockholder at the close of business on January 10, 2001,
                                 you will receive 1 share of our common stock for every 10
                                 shares of USI common stock you hold at that time (together with cash instead of any fraction of a share to which you
                                 would be entitled). The spin-off is expected to take effect on January 31, 2001. You will not be required to make any
                                 payment for the shares of our common stock that you will
                                 receive in the spin-off. For tax purposes, you should not be required to pay any additional Federal income tax on your
                                 receipt of our common stock, other than taxes required on
                                 the receipt of any cash paid in lieu of fractional shares.
                                 However, we cannot state with certainty that you will not
                                 incur a Federal income tax liability as a result of the
                                 spin-off.

                                     If you have any questions regarding the spin-off, you
                                 may call Mellon Investor Services LLC, telephone number
                                 1-877-870-2360.

    No public market currently exists for our common stock. However, we are seeking to list our common stock on the New York Stock Exchange. If the shares of our common stock are accepted for listing on the New York Stock Exchange, we expect that a 'when-issued' market will develop on or shortly before the record date for the spin-off and regular way trading will begin on the first business day after the effective date of the spin-off.

                Proposed New York Stock Exchange Trading Symbol

                                     'LXA'
                              -------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR COMMON STOCK, OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    We first mailed this information statement to USI stockholders on January 4, 2001.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Questions and Answers About the
  Spin-off............................   ii
Summary...............................    1
Risk Factors..........................    7
Forward Looking Statements............   11
The Spin-off..........................   11
Capitalization........................   18
Selected Combined Financial Data......   19
Unaudited Pro Forma Combined Condensed
  Financial Data......................   20
Pro Forma Combined Condensed Statement
  of Operations.......................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   29
Management............................   35
Executive Compensation................   37
Projected Ownership of Our Stock
  Immediately after the Spin-off......   45
Description of Capital Stock..........   47

                                        PAGE
                                        ----
Rights Plan...........................   48
Purposes and Effects of Certain
  Provisions of Certificate of
  Incorporation, By-Laws and Delaware
  Statutory Law.......................   51
Limitation on Liability and
  Indemnification of Officers and
  Directors...........................   54
Additional Information................   55
Index to Combined Financial
  Statements..........................  F-1
ANNEX
A  Form of Amended and Restated
   Certificate of Incorporation of LCA
   Group Inc..........................  A-1
B  LCA Group Inc. Stock Incentive
   Plan...............................  B-1
C  Material Federal Income Tax
   Consequences of Awards and Material
   Federal Income, Estate and Gift Tax
   Consequences Relating to the
   Transfer of Options Under Our Stock
   Incentive Plan.....................  C-1

                    QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

WHAT IS THE SPIN-OFF?      USI intends to pay a dividend to its stockholders consisting of all of our shares of common stock. The dividend is known as a spin-off. At the time of the spin- off, we will own and operate the lighting and industrial tools businesses of USI.

WHY IS USI SPINNING-OFF    USI performed a full review of various alternatives to
LCA?                       improve company performance. The Board of Directors of USI concluded that repositioning USI as a company focused on
                           consumer-oriented, branded building products -- such as
                           Jacuzzi, Ames, True Temper, Sundance Spas and Zurn -- would achieve greater stockholder value over time. Following the
                           Spin-off, LCA will be better able to develop the lighting
                           and industrial tools businesses along an independent
                           strategic path with increased senior management attention.

WHAT WILL I RECEIVE IN     For every 10 shares of USI stock that you hold at the close
THE SPIN-OFF?              of business on January 10, 2001, you will receive 1 share of our common stock. You will receive cash (net of applicable fees) instead of any fraction of a share to which you would be entitled. You will receive these automatically without
                           any required payment or other action on your part. Under our direct registration program, unless you give us instructions to do otherwise, your ownership of our common stock will be recorded electronically on our books and records rather than evidenced by a physical stock certificate.

WHEN WILL THE SPIN-OFF     The spin-off will be completed as soon as possible after the
OCCUR?                     conditions to the spin-off are met. These conditions
                           include:

                           USI's receipt of the opinions of Cadwalader, Wickersham &
                           Taft and Ernst & Young LLP to the effect that the spin-off should be tax-free to USI's stockholders and to USI for
                            Federal income tax purposes, and

                           Availability of proceeds under our new credit facility.

DO I HAVE TO PAY TAXES     The spin-off is intended to be tax-free. USI will receive
ON THE RECEIPT OF          opinions of its tax advisers that the receipt of our shares
LCA COMMON STOCK?          in the spin-off should not be taxable to its stockholders
                           for Federal income tax purposes, except with respect to any cash received in lieu of fractional shares of our stock.
                           However, we cannot state with certainty that you will not
                           incur a Federal income tax liability as a result of the
                           spin-off. No ruling has been or will be sought from the
                           Internal Revenue Service with respect to the Federal income tax consequences of the spin-off and our tax advisers'
                           opinions are not binding on the Internal Revenue Service or the courts. If you have any questions, please consult your tax adviser. See 'Risk Factors -- If the Distribution is
                           Taxable, USI's Stockholders Could be Required to Pay Tax on
                           Their Shares of Our Stock, and USI Could Incur a Corporate
                           Tax Liability' and 'The Spin-off -- Material Federal Income
                           Tax Consequences of the Spin-off.'

WILL LCA COMMON            We do not expect to pay cash dividends on our stock for the
STOCK PAY DIVIDENDS?       foreseeable future.

WILL MY LCA                We anticipate that our common stock will be listed on the
COMMON STOCK BE LISTED     NYSE under the symbol 'LXA,' subject to official notice of
ON THE NEW YORK STOCK      issuance.
EXCHANGE?

WHAT WILL HAPPEN TO        USI will continue to own and operate its other
USI AND MY EXISTING USI    businesses -- including USI Bath and Plumbing, and USI
COMMON STOCK?              Hardware and Tools. USI stock will continue to trade on the
                           NYSE under the symbol 'USI.' The spin-off will not affect
                           the number of outstanding shares of USI stock or any rights of USI stockholders.

WHAT WILL HAPPEN TO THE    Beginning on or about January 10, 2001, and continuing
TRADING OF USI AND         through January 31, 2001, you will only be able to sell
LCA COMMON STOCK?          your USI stock with due bills for our stock. This means that you will give up your right to receive our stock if you sell your stock during this time.

                           Beginning on February 1, 2001, we expect that regular way
                           trading in our stock will begin on the NYSE.

                                    SUMMARY

    This summary highlights selected information from this information statement, but does not contain all details concerning the spin-off of our common stock to USI stockholders, including information that may be important to you. To better understand the spin-off and our business and financial position, you should carefully review this entire document. References to 'LCA,' 'the Company,' 'we,' 'us' or 'our' mean LCA Group Inc. and its subsidiaries and assume the spin-off has already occurred. References to 'USI' mean U.S. Industries, Inc. and its subsidiaries (excluding, if the reference is to a date or period of time after the spin-off, LCA and its subsidiaries). References to 'fiscal' are to the applicable fiscal year ended September 30.

                                  THE COMPANY

    LCA, currently a wholly owned subsidiary of USI, is a major manufacturer and distributor of lighting fixtures and industrial tools. In fiscal 2000, we had net sales of $936.9 million.

    We are a leading producer of lighting fixtures in North America and Europe. Collectively, the lighting businesses produce and market a complete offering of indoor and outdoor lighting for the commercial, institutional and residential markets. Our business has in excess of 5,700 employees worldwide. It has manufacturing facilities in six U.S. states, California, Connecticut, South Carolina, Ohio, Arkansas and Pennsylvania, in addition to operations in Mexico, Puerto Rico, Germany, Slovenia and Austria. The lighting business's sales organization consists of both independent manufacturers' sales representatives (agents) and its own factory sales force employees. Our division sells products through a variety of distribution channels, including electrical distributors, lighting showrooms, home centers and national accounts. The lighting business's major brands hold substantial market positions within each of the product segments in which they participate. Our lines cover the full range from specification grade products, which meet the particular performance and design standards of architects and other professional lighting specifiers, to commodity grade products, which satisfy general requirements for varied applications.

    Our industrial tools business was acquired by USI in 1997 through the acquisition of Spear & Jackson, a leading European hand tools manufacturer founded in 1760. Our industrial tools business manufactures and distributes a broad range of industrial tools, metrology products and magnetic products. The division has over 1,375 employees worldwide. Products are sold through various distribution channels, including in-house sales managers and merchandisers, independent sales agents and industrial and engineering distributors, as well as direct sales to retailers and end users. Our industrial tools business's major brands hold substantial market positions within many of the product segments in which they participate.

    The following table presents our major brands and product offerings:

LIGHTING
  Progress                  Leading single source supplier of residential and light
                            commercial decorative lighting fixtures. Product offering
                            consists of over 3,000 stock keeping units including:
                            chandeliers, hall and foyer, pendants, close-to-ceiling,
                            bath and vanity, sconces, modular fluorescent, undercabinet, outdoor, landscape, track and recessed lighting.

  Kim                       Premier specification product line of architectural outdoor lighting fixtures and equipment for the commercial and
                            residential markets. Product categories include:
                            pole-mounted luminaires, bollards, parking garage
                            luminaires, flood lights, wall-mounted luminaries and
                            landscape fixtures.

  Spaulding                 Outdoor lighting systems for the commercial market. Products include outdoor area luminaires and poles, canopy lights,
                            low level lights and flood lights.

  Architectural             Period-style and contemporary site lighting fixtures for the
  Area Lighting             commercial outdoor market. Product categories include: pole and wall-mounted luminaires, concrete bollards and custom
                            fixtures/poles.

  Dual-Lite;                Complete offering of life safety lighting products for
  Prescolite Life Safety    commercial and institutional applications. Products include:
                            exit signage, emergency back-up lighting, high frequency
                            'powerpack' inverters and central AC inverter systems.

  Columbia                  Full line of specification and commodity grade fluorescent lighting fixtures for use in commercial and institutional
                            applications. Products include parabolic and lensed
                            troffers, strip lights, wraparounds and a variety of
                            recessed surface and specialty units.

  Alera                     Linear fluorescent indirect, direct/indirect and direct
                            lighting systems.

  Prescolite                Extensive line of specification grade recessed downlighting, track lighting and surface-mounted lighting for the
                            commercial and residential markets.

  Moldcast                  High performance oriented rugged commercial outdoor
                            luminaires. Products include a broad selection of
                            contemporary and period style outdoor lighting fixtures with precise optics.

  SiTeco                    Major European source of technical lighting systems and
                            services including: industrial lighting, task lighting,
                            roadway lighting and sports arena lighting. Product lines
                            are 'Siemens,' 'SiTeco,' 'Knoblich Licht' and 'Elektrokovina
                            Svetilke' serving the commercial and industrial market.

INDUSTRIAL TOOLS
  Spear & Jackson           Extensive line of high quality lawn and garden and hand
                            tools including digging and cultivating tools, cutting and shearing tools, striking tools, contractor tools,
                            agricultural tools, pliers, retail hand tools, screwdrivers, hammers and plumbers tools.

  Eclipse                   Full line of top quality hand tools including: hacksaws,
                            frames and blades, riveters and engineer tools.

  Eliot Lucas               Pliers, woodsaws and builder tools.

  Bowers; Moore & Wright    Precision tools, measuring instruments and calibration
                            services.

ADDRESS AND TELEPHONE NUMBER

    We are a Delaware corporation. Our principal executive offices will be located in Iselin, New Jersey and our telephone number at that address will be
(732) 767-0700.

                                  THE SPIN-OFF

Company Doing the Spin-off...........  U.S. Industries, Inc., a Delaware corporation.

Company Resulting from the
  Spin-off...........................  LCA Group Inc., a Delaware corporation.

Conditions to the Spin-off...........  Completion of the spin-off is subject to the following conditions.

                                       USI's receipt of the opinions of Cadwalader, Wickersham &
                                       Taft and Ernst & Young LLP to the effect that the spin-off should be tax-free to USI's stockholders and to USI for
                                        Federal income tax purposes, and
                                       Availability of proceeds under our new credit facility.
Spin-off Ratio.......................  1 share of our common stock for every 10 shares of USI common stock held of record on the spin-off record date.

Spin-off Record Date.................  January 10, 2001 (5:00 p.m. New York City time).

Spin-off Effective Date..............  January 31, 2001.

Trading in USI Common Stock from the
  Spin-off Record Date up to and
  Including the Spin-off Effective
  Date...............................  During this period, USI stock will trade on the NYSE with due bills attached. The due bills will entitle a purchaser of USI stock during this period to receive 1 share of our
                                       stock for every 10 shares purchased. If the spin-off
                                       conditions are not satisfied and the spin-off is not
                                       completed, the due bills will become null and void.

Our Outstanding Stock................  Based on approximately 77 million shares of USI common stock outstanding at the close of business on November 30, 2000, approximately 7.7 million shares of our stock will be
                                       distributed in the spin-off. These shares will constitute
                                       all of our capital stock that will be outstanding
                                       immediately following the spin-off. After the spin-off, we will recommend the issuance to our executive officers and
                                       other key employees of a total of 252,500 shares of our
                                       common stock, which will be subject to certain restrictions.
                                       After taking into account these issuances, we will have
                                       approximately 7.96 million shares of common stock
                                       outstanding. After the spin-off, we will also recommend the issuance of 211,500 options to purchase our common stock to our executive officers and other key employees at the fair market value of our common stock on the date of grant. See
                                       'Executive Compensation -- Stock Incentive Plan.'
Interests in Fractions of
  Shares.............................  Fractions of shares of our common stock will not be issued directly to stockholders in the spin-off. Instead, fractions of shares will be aggregated by the dividend agent and sold on the NYSE. The net cash proceeds of these sales will be
                                       paid ratably to USI stockholders otherwise entitled to
                                       fractions of shares. See 'The Spin-off -- Fractions of
                                       Shares.'

Direct Registration..................  Upon completion of the spin-off, we will issue the appropriate number of shares of our common stock to you
                                       through direct registration rather than issuing a physical stock certificate unless you give specific instructions to do otherwise. See 'The Spin-off -- Direct Registration of
                                       Our Common Stock.'

Dividend Agent.......................  The dividend agent is Mellon Investor Services LLC. Its address and telephone number are:
                                       Mellon Investor Services
                                       Overpeck Centre
                                       85 Challenger Rd.
                                       Ridgefield Park, N.J. 07660
                                       Phone: 1-877-870-2360
Trading Market and Symbol for Our
  Common Stock.......................  We are seeking to list our common stock on the NYSE under the symbol 'LXA.' Prior to the spin-off, we do not expect
                                       there to be any public trading market for our common stock except that our common stock is expected to trade on a
                                       'when-issued' basis on the NYSE beginning on or about
                                       January 8, 2001, for settlement on February 6, 2001. If the spin-off is not completed, all 'when-issued' trading in our common stock will be null and void. If the spin-off is
                                       completed, we expect that 'regular way' trading in our
                                       common stock on the NYSE will commence at 9:30 a.m. New York
                                       City time, on February 1, 2001, subject to official notice of issuance. See 'Risk Factors -- There Is No Trading
                                       History For Our Common Stock and We Do Not Expect to Pay
                                       Dividends' and 'The Spin-off -- Listing and Trading of Our
                                       Common Stock.'
Transfer Agent and Registrar for the
  Common Stock.......................  The transfer agent and registrar for our common stock will be Mellon Investor Services.
Agreements between LCA and USI and
  Relationship after the Spin-off....  After the spin-off, we and USI will operate independently of each other as separate public companies. Neither we nor USI will own each other's stock (except, in the near-term, for a limited number of shares held in employee benefit plan
                                       trusts). All directors, executives and employees of USI who join us will cease to be directors, executives or employees of USI. See 'The Spin-off -- Agreements between LCA and USI and Relationship after the Spin-off.'

                        SUMMARY COMBINED FINANCIAL DATA

    The historical selected combined financial data of the Company set forth below for each of the years in the four-year period ended September 30, 2000 are derived from the audited combined financial statements of the Company, the last three years of which are included elsewhere in this information statement. The historical selected combined financial data for the year ended September 30, 1996 is unaudited but, in our opinion, has been prepared on a basis consistent with that for the four-year period ended September 30, 2000. Historical financial information may not be indicative of our future performance as an independent company. Furthermore, the historical financial data presented below do not reflect certain pro forma adjustments giving effect to the spin-off which are reflected in 'Unaudited Pro Forma Combined Condensed Financial Data.' The information set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Combined Financial Statements and notes thereto. See 'Index to Combined Financial Statements.' Historical basic and diluted earnings per share and dividend data have not been presented, as the capital structure of the businesses that comprise the Company prior to the spin-off is not indicative of its capital structure following the spin-off.

                                                                    FISCAL YEAR ENDED
                                                                      SEPTEMBER 30,
                                                     -----------------------------------------------
                                                      2000     1999     1998     1997       1996
                                                      ----     ----     ----     ----       ----
                                                                                         (UNAUDITED)
                                                          (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
    Net sales......................................  $936.9   $917.5   $856.1   $537.7     $ 508.1
    Cost of products sold..........................   638.6    628.7    590.5    374.3       356.1
    Selling, general and administrative expenses...   249.2    234.3    203.9    119.5       116.1
    Goodwill impairment and restructuring
      charges......................................    84.0     --        2.3     --          --
    Operating income (loss)(A).....................   (39.5)    46.6     51.1     34.7        29.6
    Net income (loss)..............................   (65.2)    20.2     23.1     13.0        12.9
    Pro-forma basic and diluted loss per
      share(B).....................................  $(8.48)
BALANCE SHEET DATA (AT PERIOD END):
    Cash and cash equivalents......................  $  7.8   $  9.1   $ 12.4   $  0.1     $   0.1
    Working capital................................   240.0    231.9    214.4    122.5       118.5
    Total assets...................................   602.2    688.1    617.3    285.5       280.5
    Total debt(C)..................................   205.5    205.8    201.7    195.0       195.0
    Invested capital...............................   202.8    290.1    234.1     17.1        12.9
OTHER DATA:
    Capital expenditures...........................    19.7     31.2     23.7     12.6        10.5
    Depreciation and amortization..................    26.2     23.8     21.0      9.8         9.0

---------

 (A) Fiscal 1998 includes restructuring charges of $2.3 million and other related charges of $0.5 million related to the closing of a manufacturing and distribution facility in the lighting segment. Fiscal 2000 includes goodwill impairment charges of $84.0 million related to Spear & Jackson.

 (B) Basic and diluted loss per share have been determined assuming that 7,690,000 shares of our common stock will be issued upon the spin-off. One share of our common stock will be issued for every ten USI shares.

 (C) Amounts primarily represent intercompany notes payable to affiliates.

         SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

    The following summary unaudited pro forma combined condensed financial data reflect the spin-off as if it occurred as of September 30, 2000 for unaudited pro forma combined condensed balance sheet purposes and October 1, 1999 for the unaudited pro forma combined condensed statement of operations. The unaudited pro forma combined condensed financial data reflect our expected capitalization as a result of the spin-off, the incurrence of a total of approximately $200.0 million of indebtedness under the new credit facility and interest expense (including amortization of capitalized costs) relating to such borrowings. This data does not necessarily reflect our results of operations or financial position had the spin-off actually been completed as of the dates shown. Also, these data are not necessarily indicative of our future results of operations or future financial position. See 'Capitalization' and 'Unaudited Pro Forma Combined Condensed Financial Data.'

                                                                FISCAL YEAR ENDED
                                                               SEPTEMBER 30, 2000
                                                               ------------------
                                                              (IN MILLIONS, EXCEPT
                                                                 PER SHARE DATA)
PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS DATA:
    Net sales...............................................         $936.9
    Operating loss(A).......................................          (40.9)
    Interest expense........................................          (19.4)
    Net loss(A).............................................          (69.3)
    Basic and diluted loss per share........................          (9.01)
    Shares outstanding......................................            7.7

                                                              AT SEPTEMBER 30, 2000
                                                              ---------------------
                                                               (IN MILLIONS, EXCEPT
                                                                 PER SHARE DATA)
PRO FORMA COMBINED CONDENSED BALANCE SHEET DATA:
    Cash and cash equivalents...............................          $  7.8
    Working capital.........................................           243.9
    Total assets............................................           609.2
    Total debt..............................................           200.0
    Total liabilities.......................................           370.2
    Stockholders' equity....................................           239.0
    Book value per share....................................           31.08

---------

 (A) Fiscal 2000 includes goodwill impairment charges of $84.0 million related to Spear & Jackson with no related tax benefit.

                                  RISK FACTORS

    You should carefully consider the following risk factors relating to the ownership of common stock in our company.

WE WILL HAVE SUBSTANTIAL INDEBTEDNESS

    As of September 30, 2000, after giving pro forma effect to the spin-off, including our expected initial borrowings under the new credit facility we would have had combined indebtedness of approximately $200.0 million and stockholders' equity of approximately $239.0 million. After giving pro forma effect to the additional interest expense and other changes in expenses expected after the spin-off, we would have had a loss per share of $(9.01) for fiscal 2000 instead of a loss per share of $(8.48) based on our assumed number of shares outstanding of 7,690,000. See 'Capitalization' and 'Unaudited Pro Forma Combined Condensed Financial Data.' The new credit facility will require us to repay $70 million principal amount of term loans on or before December 30, 2005. Accordingly, our excess cash flow from operations (after capital expenditures) during this period will be dedicated in substantial part to meeting debt service and amortization requirements, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes. Our ability to generate cash available for the repayment of debt will depend upon numerous business factors, many of which are outside our control. See 'Forward Looking Statements.'

    We believe that our cash flow from operations, available cash and available borrowings under our new credit facility will be adequate to meet our liquidity needs for at least the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the new credit facility in an amount sufficient to enable us to fund our liquidity needs. To the extent that cash flow from operations is insufficient to cover our working capital, capital expenditure and debt service requirements, we, in order to pay such expenses, may seek to obtain funds from additional borrowings, sell a portion of our businesses, engage in sale/leaseback transactions and/or raise equity capital. We cannot assure you of the availability or accessibility of these or other similar transactions, or that these or other similar transactions could be accomplished on terms favorable to us. To the extent we engage in any of the above referenced activities stockholders may be subject to a decrease in the value of their shares or dilution of their equity interest in the Company. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

    In addition, the new credit facility will contain covenants restricting, among other things, our ability to incur additional indebtedness and create liens. These restrictions could have important consequences to us. For example, they could:

         increase our vulnerability to general adverse economic and industry conditions;

         limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

         place us at a competitive disadvantage compared to our competitors that have less debt; and/or limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds.

    See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- New Credit Facility.'

THERE IS NO TRADING HISTORY FOR OUR COMMON STOCK AND WE DO NOT EXPECT TO PAY DIVIDENDS

    Although we are seeking to list our common stock on the New York Stock Exchange, there is no existing market for our common stock. We cannot assure you as to the trading prices for our common stock either in the 'when issued' market or after 'regular way' trading begins. Until our common stock is fully distributed and an orderly market develops, the trading prices for our common stock may be adversely affected by the sale of a substantial number of shares. Prices for our common stock may also be influenced by the depth and liquidity of the market for our common stock, investor perceptions about us and our businesses, our future financial results, the absence of cash dividends on our common stock and general economic and market conditions.

    We do not expect to pay cash dividends on our common stock for the foreseeable future. We will be restricted from paying dividends under the terms of our new credit facility.

WE ARE A NEW COMPANY AND OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE USEFUL IN PREDICTING FUTURE RESULTS

    The historical financial information included in this Information Statement is that of USI's lighting and industrial tools businesses (i.e., those parts of USI being distributed to LCA) and not of LCA and may not necessarily reflect the results of operations, financial position and cash flows had LCA operated as a separate stand-alone entity during the periods presented. This historical financial information does not reflect any changes that may occur in the funding and operations of LCA as a result of the spin-off.

OUR BUSINESSES OPERATE IN HIGHLY COMPETITIVE MARKETS AND COMPETE WITH MANY LARGER AND BETTER CAPITALIZED COMPANIES

    Generally, our operating companies are subject to competition from a substantial number of regional, national and international competitors, many of which have greater financial, manufacturing, engineering and other resources than our operating companies. Many of these competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Many of our subsidiaries' products are not protected by any proprietary rights such as patents, either because such rights are not available or because we do not believe such protection is necessary. Although we believe that our operating companies have certain advantages over their competitors, realizing and maintaining such advantages will require continued and, in some cases, increased investment by our operating companies in manufacturing, research and development, quality standards, marketing and customer service and support. We cannot assure you that our operating companies will have sufficient resources to continue to make such investments or that they will be successful in maintaining such advantages. Failure to make such investments or to maintain such advantages could have a material adverse effect on our business, financial condition and results of operations.

THERE ARE NUMEROUS RISKS ASSOCIATED WITH CONDUCTING OPERATIONS IN INTERNATIONAL MARKETS

    Our operating companies manufacture and assemble products at numerous facilities, some of which are located outside the United States. We also obtain components and finished goods from suppliers located outside the United States. Although we have not experienced significant problems conducting operations in or obtaining supplies from these areas, changes in local economic or political conditions could affect our manufacturing, assembly and distribution capabilities and have a material adverse effect on our business, financial condition and results of operations. Additional risks inherent in our international business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, changes in local economic or political conditions, longer accounts receivable payment cycles, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. In fiscal 2000, we derived approximately 34.7% of our net sales from customers outside the United States. At September 30, 2000, we held approximately $223.8 million of assets outside of the United States.

WE DO NOT USE DERIVATIVE PRODUCTS TO HEDGE AGAINST FOREIGN CURRENCY EXCHANGE
RISK

    Decreases in the value of foreign currencies relative to the U.S. dollar could result in losses from foreign currency conversions. Subsequent to the spin-off, we may borrow in foreign currencies to effectively hedge a portion of our net investment in our foreign subsidiaries.

WE ARE DEPENDENT ON CERTAIN INDUSTRIES

    A significant portion of our lighting business's sales are made to customers in the new construction, renovation and remodeling industries. These industries are cyclical in nature and subject to changes in general economic conditions. In addition, sales of the industrial tools division are dependent on the retail, wholesale and industrial markets for our product line. Economic downturns and the potential declines in construction and demand for industrial tools may have a material adverse effect on our net sales and operating income.

AN INCREASE IN THE PRICE OF RAW MATERIALS OR FINISHED GOODS COULD ADVERSELY AFFECT OUR OPERATIONS

    Our operating companies require certain raw materials for their products, including plastics, aluminum, copper, nickel, cobalt, molybdenum, tungsten, certain grades of steel, wood, glass, corregated packaging and petroleum. We purchase most of these raw materials on the open market, and rely on third parties for the sourcing of finished goods. As such, our cost of products sold may be affected by changes in the market price of the above-mentioned raw materials or sourcing services and finished goods. We do not engage in commodity hedging transactions for raw materials. Significant increases in the prices of our operating companies' products due to increases in the cost of raw materials or sourcing could have a negative effect on demand for their respective products and on profitability as well as a material adverse effect on our business, financial condition and results of operations.

OUR BUSINESS COULD SUFFER IN THE EVENT OF A WORK STOPPAGE BY OUR UNIONIZED LABOR FORCE

    We believe that we have satisfactory relations with our unions and, therefore, anticipate reaching new agreements on satisfactory terms as existing agreements expire. However, new agreements may not be reached without a work stoppage or strike or reached on terms satisfactory to us. A prolonged work stoppage or strike could have a material adverse effect on our results of operations.

WE FACE ENVIRONMENTAL REGULATION OF OUR OPERATIONS

    Our businesses are subject to a variety of federal, state, local and foreign governmental regulations relating to the use, transportation, storage, discharge, emission or disposal of hazardous substances and wastes, remediation of contamination associated with releases of hazardous substances at our facilities and at off-site disposal locations, and worker health and safety. These regulations are complex, change frequently and have tended to become more stringent over time.

    Based on our experience to date, we believe that the future cost of compliance with existing environmental regulations and the future cost of necessary investigation or remediation of contamination will not have a material adverse effect on our business, financial condition or results of operations. Nevertheless, future events, such as discovery of unknown contamination, compliance with more stringent regulations, or more vigorous enforcement policies by regulatory agencies or stricter or different interpretations of existing regulations, could require us to make material expenditures. See 'Business -- Governmental Regulation.'

WE HAVE NO OPERATING HISTORY AS AN INDEPENDENT PUBLIC COMPANY

    We do not have an operating history as an independent public company. Our businesses have historically relied on USI for certain administrative services and financial support. After the spin-off, this will no longer be the case. Therefore, we cannot assure you that we will be able to successfully put in place the financial, administrative and managerial structure necessary to operate as an independent company, or that the development of such a structure will not require a significant amount of management's time or result in significant additional operating costs, either of which could cause our results of operations to suffer.

WE ARE DEPENDENT ON KEY PERSONNEL

    Our success as an independent public company depends to a significant extent on the continued services of our senior management and other members of management. We could be adversely affected if any of these persons were unwilling or unable to continue in our employ. We will therefore enter into employment agreements with the individuals who will be executive officers of LCA. Additionally, these executive officers and selected key executives of our subsidiaries will be awarded options and restricted stock which will not be completely vested until several years in the future (four years for options and seven years for restricted stock), thereby incentivizing these key executives to continue in their employment.

WE WILL BE SUBJECT TO CERTAIN PROVISIONS THAT COULD DELAY OR PREVENT A CHANGE OF CONTROL

    Prior to the spin-off we will enter into a rights agreement under which preferred stock purchase rights will attach to our presently outstanding shares of common stock and to all shares of common stock to be issued afterwards (including common stock that will trade on a 'when issued' basis) until the rights expire. The rights may cause substantial dilution to a person or group that acquires 15% or more of our common stock unless the rights are first redeemed by our board of directors. Unless earlier redeemed, the rights will expire in January 2011. In addition, provisions of our charter and by-laws may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. For example, these provisions: (i) authorize the issuance of 'blank check' preferred stock without any need for action by stockholders; (ii) provide for a classified board of directors with staggered three-year terms; (iii) require supermajority stockholder voting to approve certain business combinations and to effect various amendments to our by-laws;
(iv) eliminate the ability of stockholders to call special meetings of stockholders; (v) prohibit stockholder action by written consent; and
(vi) establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings. Our agreements with our executive officers and certain other key employees may have the effect of making a change of control more expensive. See 'Executive Compensation,' 'Rights Plan,' and 'Purposes and Effects of Certain Provisions of Certificate of Incorporation, By-Laws and Delaware Statutory Law.'

IF THE DISTRIBUTION IS TAXABLE, USI'S STOCKHOLDERS COULD BE REQUIRED TO PAY TAX ON THEIR SHARES OF LCA STOCK, AND USI COULD INCUR A CORPORATE TAX LIABILITY

    The spin-off is conditioned upon the receipt of the opinions of Cadwalader, Wickersham & Taft and Ernst & Young LLP that the spin-off should be tax-free to our stockholders. See 'The Spin-off -- Material Federal Income Tax Consequences of the Spin-off.' These opinions are not binding upon the Internal Revenue Service or the courts and no rulings have been requested from the Internal Revenue Service as to the tax consequences of the spin-off. Cadwalader, Wickersham & Taft and Ernst & Young LLP have informed us and USI that numerous requirements must be satisfied in order for the spin-off to be accorded tax-free treatment under the Internal Revenue Code of 1986, as amended (the 'Internal Revenue Code'). Due to the inherently factual and subjective nature of these requirements, Cadwalader, Wickersham & Taft and Ernst & Young LLP are unable to render unqualified opinions as to the tax-free nature of the spin-off. Because of the factual and subjective nature and the absence of governing authority on our facts, they are rendering opinions that the spin-off 'should' qualify as tax-free. These opinions are also subject to certain assumptions and the accuracy of certain factual representations made by us and USI. If the spin-off does not qualify as a tax-free distribution, holders of USI common stock would generally be treated as receiving a taxable distribution of our shares, which would be characterized as a dividend to the extent paid out of USI's earnings and profits. USI would also be subject to corporate level tax based on the excess of the fair market value of our common stock on the Distribution Date over USI's adjusted basis in such stock. USI will make a public announcement and appropriate filing with the SEC in the event that it is finally determined that the spin-off is a taxable transaction. See 'The Spin-off -- Material Federal Income Tax Consequences of the Spin-off.'

                           FORWARD LOOKING STATEMENTS

    We have made forward-looking statements in this information statement. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements are statements, other than statements of historical facts, that address activities, events or developments that we expect or anticipate will or may occur in the future, including such items as business strategy and measures to implement strategy, competitive strengths, objectives, goals, growth of our business and operations, plans and references to future success.

    Forward-looking statements also include any other statements that include words such as 'anticipate,' 'believe,' 'plan,' 'estimate,' 'intend' and other similar expressions.

    Forward-looking statements are based on certain assumptions and analyses we have made in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate. Whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among others noted in this information statement, the following:

         interest rates,

         foreign currency exchange rates,

         instability in domestic and foreign markets,

         consumer spending patterns,

         availability of consumer and commercial credit,

         the effect of changes in domestic and foreign laws and regulations (including government subsidies, tariffs and international trade regulations), and product initiatives and other actions taken by competitors, changes in raw material costs and our suppliers' continuing ability to fulfill our purchasing requirements.

    All of the forward-looking statements made in this information statement are qualified by these cautionary statements, and we cannot assure you that the results or developments we have anticipated will be realized. Even if the results and developments in our forward-looking statements are substantially realized, we cannot assure you that they will have the expected consequences to, or effects on us, or our business or operations.

                                  THE SPIN-OFF

MANNER OF EFFECTING THE SPIN-OFF

    The spin-off will be effected by a stock dividend paid to holders of record of USI common stock. The spin-off ratio will be 1 share of our common stock for every 10 shares of USI common stock outstanding on the spin-off record date. USI stockholders will not be required to pay for shares of our common stock received in the spin-off or to surrender or exchange USI common stock in order to receive shares of our common stock. All shares of our common stock received by USI stockholders in connection with the spin-off will be fully paid and non-assessable. USI stockholders do not have any appraisal rights in connection with the spin-off.

    During the period beginning on or about January 10, 2001 and continuing through January 31, 2001, USI common stock will trade on the NYSE with due bills attached. The due bills will entitle a purchaser of USI common stock during this period to receive 1 share of our common stock for every 10 shares purchased. If the spin-off is not completed, all due bills attached to USI common stock will become null and void.

    In order to be entitled to receive shares of our common stock in the spin-off, USI stockholders must be holders of USI common stock at 5:00 p.m. New York time on the spin-off effective date, which is expected to be January 31, 2001.

    The dividend agent is Mellon Investor Services LLC. We have a direct registration (book entry) program with respect to ownership of our common stock. Upon completion of the spin-off, we will issue the appropriate shares of our common stock to you through direct registration rather than issuing a physical stock certificate unless you give specific instructions to do otherwise. See
' -- Direct Registration of Our Common Stock.'

FRACTIONS OF SHARES

    No certificates representing fractions of shares will be issued directly as part of the spin-off. Instead of receiving a fraction of a share, each USI stockholder of record on the spin-off effective date who would otherwise be entitled to receive a fraction of a share will receive cash. As soon as practicable after the spin-off effective date, Mellon Investor Services will aggregate and sell all fractions of shares of our common stock on the NYSE at then prevailing market prices and distribute the aggregate proceeds (net of fees) ratably to stockholders entitled to them. See ' -- Material Federal Income Tax Consequences of the Spin-off' below for a discussion of the Federal income tax treatment of the sale of interests in fractions of shares.

RESULTS OF THE SPIN-OFF

    Following the spin-off, we will be a separate, publicly-traded company that holds the USI lighting and industrial tools businesses. Immediately after the spin-off, based on the number of outstanding shares of USI common stock and the number of record holders on November 30, 2000, we expect to have approximately
7.7 million shares of common stock outstanding, held by approximately 14,400 record holders (excluding 252,500 shares of our common stock that we anticipate will be issued, subject to certain restrictions, to executive officers and other key employees as described under 'Executive Compensation'). The actual number of shares of our common stock to be issued will be determined as of the spin-off effective date.

    Following the spin-off, USI will continue to own and operate its other businesses -- including USI Bath and Plumbing, and USI Hardware and Tools. The spin-off will not affect the number of outstanding shares of USI common stock or any rights of USI stockholders.

LISTING AND TRADING OF OUR COMMON STOCK

    Our common stock has been authorized for listing on the NYSE under the symbol 'LXA', subject to official notice of issuance. Prior to the spin-off, we do not expect any public trading market for our common stock to exist except that, beginning on January 8, 2001, our common stock is expected to trade on a 'when-issued' basis on the NYSE for settlement when our common stock is issued on January 31, 2001. The term 'when-issued' means trading in shares prior to the time certificates are actually available or issued. If the spin-off conditions are not satisfied and the stock dividend is not paid, all such 'when-issued' trading will become null and void. If the spin-off conditions are satisfied and the stock dividend is paid on the spin-off effective date, it is expected that 'regular way' trading in our common stock on the NYSE will commence at 9:30 a.m. New York time on February 1, 2001, subject to official notice of issuance.

    The shares of our common stock issued to USI stockholders will be freely transferable, except for shares received by persons who may be deemed to be our 'affiliates' under the Securities Act. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with us and may include certain of our officers and directors. Persons who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act and Rule 144 under the Securities Act (with the exemption under Rule 144 not available until 90 days after the date of this information statement).

    Certain USI subsidiaries, including certain of the subsidiaries to be transferred to us, presently maintain tax-qualified profit-sharing and savings plans that hold, among other assets, USI common stock. Certain of our subsidiaries will continue to maintain these plans or establish new plans to which liabilities and assets, including USI common stock, will be transferred in connection with the spin-off.

Based upon their ownership of USI common stock on January 10, 2001 after giving effect to these transfers, USI plans and our plans are expected to hold approximately 175,000 and 81,000 shares of our common stock, respectively, and our plans are expected to hold approximately 812,000 shares of USI common stock. The trustees of the USI plans presently intend to dispose of all of our common stock acquired in the spin-off. We expect that participants in our plans, where applicable, will be permitted to redirect any investments in USI common stock to other permitted investments under such plans for a period of time. However, after such time, the trustees of our plans intend to dispose of all USI common stock held in our plans and invest the net proceeds of such dispositions in shares of our common stock, subject to the exercise of the trustee's fiduciary duties under applicable law. The dispositions will be made on behalf of participating employees and subject to the exercise of the trustees' fiduciary duties under applicable law. The timing of dispositions and acquisitions will be determined by plan administrators and trustees or by their independent institutional investment managers, subject to their exercise of fiduciary duties under applicable law. We and USI cannot predict the timing of dispositions and acquisitions, but we expect that they will occur during the first few months following the spin-off. Dispositions are expected to be made, to the extent practicable by exchanges of our common stock and USI common stock between plans at prices based upon publicly-reported trading prices and also by open market sales. See 'Projected Ownership of Our Stock Immediately after the Spin-off.'

    For a discussion of certain uncertainties that should be considered when trading in our common stock, see 'Risk Factors -- There is No Trading History for Our Common Stock and We Do Not Expect to Pay Dividends.'

DIRECT REGISTRATION OF OUR COMMON STOCK

    We will have a direct registration (book entry) program with respect to record ownership of our common stock. Direct registration is a service that allows shares to be owned, reported and transferred electronically without having a physical stock certificate issued. Persons who acquire shares of our common stock will not receive a physical stock certificate (unless certificates are requested); rather, ownership of the shares is recorded in the names of such persons electronically on our books and records. Direct registration is intended to alleviate problems relating to stolen, misplaced or lost stock certificates and to reduce the paperwork relating to the transfer of ownership of our common stock.

    Under direct registration, the voting, dividend and other rights and benefits of holders of our common stock remain the same as with holders of certificates.

    Upon completion of the spin-off, we will mail you a statement confirming the issuance to you of the appropriate shares of our common stock through direct registration, rather than issuing a physical stock certificate unless you give specific instructions to do so. The mailing will explain how to obtain a physical certificate, if you wish.

    The requirements for transferring book entry shares are the same as for shares represented by a physical stock certificate except that, with direct registration, there is no certificate to surrender. Our common stock owned through the direct registration program may be sold and transferred through a stock broker or through Mellon Investor Services, the transfer agent for our common stock.

    In order to utilize the services of a stock broker, you must first add the appropriate stock broker information to the direct registration account maintained by the transfer agent. Thereafter, you may by telephone transfer our common stock to a brokerage account with such stock broker and then may sell or transfer such shares by giving instructions to the broker.

    Alternatively, shares of our common stock owned through direct registration may be sold or transferred through the services of the transfer agent. Sales will be made through the transfer agent when practicable, but at least once each week. The transfer agent cannot accept instructions to sell shares on a specific day or at a specific price. The price per share will be the average price per share of all of our common stock sold during the period by the transfer agent for holders of book entry shares.

AGREEMENTS BETWEEN LCA AND USI AND RELATIONSHIP AFTER THE SPIN-OFF

    After the spin-off, we and USI will operate independently of each other as separate public companies. Neither we nor USI will have any beneficial stock ownership interest in the other (although employee benefits plan trusts sponsored by us and USI and/or certain of our or their subsidiaries will hold certain of the other company's shares for up to two years following the spin-off). All directors, executives and employees of USI who join us will cease to be directors, executives or employees of USI.

    We will enter into agreements with USI providing for the transfer of the USI lighting and industrial tools businesses to us prior to the spin-off. We will also enter into agreements with USI that will define our responsibilities regarding the following:

         indemnification against certain liabilities, including liabilities for taxes; and

         corporate transitional matters, including the provision of services and the transfer of assets and liabilities under employee benefit plans.

    These agreements will be negotiated before the spin-off and thus will be negotiated between affiliated parties. Accordingly, we cannot assure you that any of these agreements, or that any of the transactions provided for in these agreements, will be effected on terms at least as favorable to us or to USI as could have been obtained from unaffiliated third parties.

    Following the spin-off, additional or modified agreements, arrangements and transactions may be entered into by us and USI. Any such future agreements, arrangements and transactions will be determined through arm's-length negotiation between the parties.

    The following is a summary of certain agreements, arrangements and transactions to be entered into between us and USI and our and its respective subsidiaries. Certain of these agreements will be filed as exhibits to this information statement, and the following descriptions are qualified in their entirety by reference to such exhibits.

    Agreements to Effect the Transfer of the Lighting and Industrial Tools Businesses of USI. The assets and liabilities of USI's lighting and industrial tools businesses will be transferred by USI and its subsidiaries to us. We and USI will each agree to execute and deliver such further assignments, documents of transfer, deeds and instruments as may be necessary for the more effective implementation of such transfers.

    Distribution and Indemnification Agreement. In connection with the spin-off, we will enter into a distribution and indemnification agreement with USI. Under the agreement, subject to certain exceptions, we will agree to indemnify USI against all liabilities, litigation and claims arising out of USI's lighting and industrial tools businesses (including liabilities for claims relating to or arising out of the assets, businesses and operations previously conducted by these businesses or their predecessors, subject to certain exceptions). USI will agree to indemnify us against (1) all liabilities, litigation and claims arising out of all USI operations other than the lighting and industrial tools businesses, (2) liabilities (including liabilities under the Securities Exchange Act of 1934) for statements included in this information statement and USI's prior SEC filings and (3) certain other liabilities pertaining to USI's demerger from Hanson plc. Neither we nor USI will be entitled to a recovery to the extent any liability is covered by proceeds received by it from any third-party insurance policy. In circumstances in which the potential liability is joint, we and USI will share responsibility for the liability on a mutually agreed basis consistent with the principles established in the distribution and indemnification agreement.

    The distribution and indemnification agreement will set forth procedures for notification and payment of claims, use and preservation of records and resolution of disputes. Liability for tax-related matters will be governed by the tax sharing and indemnification agreement described below.

    Tax Sharing and Indemnification Agreement. We will enter into a tax sharing and indemnification agreement with USI that will govern the allocation between us of federal, state, local and foreign tax liabilities and related tax matters, such as the preparation and filing of tax returns and the conduct of audits and other tax proceedings, for taxable periods before and after the spin-off.

    In general, the tax sharing and indemnification agreement will provide that
(1) USI will be responsible for, and will indemnify us and our subsidiaries against, tax liabilities that relate to the period up to and including the date of the spin-off and (2) we will be responsible for, and will indemnify USI and its subsidiaries against, our tax liabilities for taxable periods beginning after the date of the spin-off. See 'Material Federal Income Tax Consequences of the Spin-off.'

    Transition Services Agreement. Coincident with, and following, the spin-off, USI will be establishing new corporate headquarters. We will be assuming most of the obligations and staff of USI's Iselin, NJ office and establishing this facility as our corporate office. We will enter into a transition services agreement with USI, pursuant to which we will perform for USI several services on a transitional basis until its new headquarters is established. These services will include, financial reporting, payroll, stock options, employee benefits and certain risk management administration, and treasury services, which includes cash management. The corporate transition agreement will be for a term of no greater than 12 months, terminable in whole or in part by USI upon 30 days notice. LCA will provide these services for USI in light of the fact that a majority of the people who are responsible for performing the services under the Transition Services Agreement will be leaving USI to be employed by LCA. As a result, it is more efficient to have LCA, and those who have historically performed such services, continue to perform such services throughout the transition period.

    Other Agreements. Upon the spin-off, one of our businesses will enter into a distribution and supply agreement with one of USI's businesses. This agreement will be effective through September 30, 2001 and will formalize an intercompany distribution and supply arrangement that currently exists between these businesses as affiliated companies of USI. The total monetary value of the products subject to this agreement is expected to be less than $2 million. Pursuant to the distribution and supply agreement, our business will distribute in certain international markets finished products manufactured by USI's business. The USI business will sell components and finished products to our business as may be necessary to meet our business's reasonable commercial demands. Our business will similarly purchase components and finished goods manufactured by the USI business. The pricing for products purchased and sold under the distribution and supply agreement will be on an arms' length, fair market value basis.

    Following the spin-off, we will sublease from USI our corporate headquarters in Iselin, NJ. In addition, USI will continue to be obligated under certain letters of credit outstanding with respect to certain LCA business until the expiration of such letters of credit. LCA will reimburse USI for any amounts withdrawn under such letters of credit. After the spin-off, we and USI may have arms length negotiated business relationships, which relationships will be described in contracts, agreements and other documents entered into in the normal course of business. Such documents may include agreements by us and USI and our respective subsidiaries to supply materials, products and services after the spin-off.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

    The following discussion summarizes the material U.S. Federal income tax consequences resulting from the spin-off. This discussion is based upon the U.S. Federal income tax laws and regulations now in effect and as currently interpreted and does not take into account possible changes in such tax laws or such interpretations, any of which may be applied retroactively.

    The USI board of directors has conditioned the spin-off on the receipt by USI of opinions from Cadwalader, Wickersham & Taft and Ernst & Young LLP that for Federal income tax purposes the spin-off should be tax-free to our stockholders. These opinions are not binding on the Internal Revenue Service or the courts, and no rulings have been requested from the Internal Revenue Service as to the tax consequences of the spin-off. Consequently, there can be no assurance that the Internal Revenue Service or the courts will agree with these opinions and we cannot state with certainty that you will not incur a Federal income tax liability as a result of the spin-off. Although we are advised that USI's board of directors has no intention to waive this condition, the condition could be waived by the board.

    Cadwalader, Wickersham & Taft and Ernst & Young LLP have informed us and USI that numerous requirements must be satisfied in order for the spin-off to be accorded tax-free treatment under the Internal Revenue Code. Due to the inherently factual and subjective nature of these requirements, Cadwalader, Wickersham & Taft and Ernst & Young LLP are unable to render unqualified opinions as to the tax-free nature of the spin-off. Because of the factual and subjective nature and the absence of governing authority on our facts, they are rendering opinions that the spin-off 'should' qualify as tax-free. These opinions are also subject to certain assumptions and the accuracy of certain factual representations and statements made by us and USI. As discussed below in more detail, if the spin-off does not qualify as a tax-free distribution holders of USI common stock would generally be treated as receiving a taxable distribution of our shares, and USI would be subject to corporate level tax as a result of the spin-off.

    In the opinions of Cadwalader, Wickersham & Taft and Ernst & Young LLP:

    1. The spin-off should qualify as a tax-free spin-off under Section 355(a)(1) of the Internal Revenue Code.

    2. No gain or loss with respect to our shares should be recognized by USI on the spin-off.

    3. No gain or loss should be recognized by (and no amount should be included in the income of) the holders of USI common stock solely as a result of their receipt of our shares in the spin-off.

    4. The tax basis of the USI common stock and our stock (including any fractional shares for which cash is received) held immediately after the spin-off by any holder should equal such holder's tax basis in its USI common stock immediately before the spin off, allocated in proportion to the relative fair market values of the USI common stock and our shares on the Distribution Date.

    5. The holding period of shares of our stock received in the spin-off (including any fractional shares for which cash is received) will include the holding period of the shares of USI common stock with respect to which our shares were distributed, provided that such shares of USI common stock are held as a capital asset on the Distribution Date.

    6. Cash received in lieu of fractional shares will be treated as payment in exchange for such shares. The difference between the amount of cash received and basis allocable to such fractional shares will be a capital gain or loss (long-term if the USI common stock has been held for more than one year), as the case may be, provided that the shares of USI common stock is held as a capital asset on the Distribution Date.

    If the spin-off were not to qualify as a tax-free spin-off under
Section 355 of the Internal Revenue Code, (i) the corporate level tax would be based on the excess of the fair market value of the shares of our stock on the Distribution Date, over USI's adjusted tax basis for such shares on such date, and (ii) each holder of USI common stock who receives our stock in the spin-off would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares on the Distribution Date, taxed first as a dividend to the extent of such holder's pro rata share of USI's earnings and profits, and then as a nontaxable return of capital to the extent of such holder's basis in the shares of USI common stock, with any remaining amount being taxed as capital gain. Stockholders which are corporations may be subject to additional special provisions dealing with taxable spin-offs, such as the dividends received deduction and the extraordinary dividend rules.

    Even if the spin-off qualifies as a tax-free spin-off under Section 355 of the Internal Revenue Code, USI (but not USI stockholders) would recognize taxable gain on the spin-off pursuant to Section 355(e) of the Internal Revenue Code if 50% or more of the shares of our or USI's outstanding stock were acquired directly or indirectly (or deemed to be acquired pursuant to certain transactions involving our or USI's stock or assets) as part of a plan or series of related transactions that includes the spin-off (a Change in Control Transaction). For those purposes, any acquisition of the shares of our stock or the stock of USI within the period beginning two years prior to the Distribution Date and ending two years after the Distribution Date (including acquisitions which are neither planned nor accepted or recommended by the management of the company whose stock was acquired) would be presumed to be part of such a plan or series of related transitions, although we or USI as the case may be, may be able to rebut such presumption. USI's taxable gain would be determined as if USI had sold all of the shares of our stock for fair market value on the Distribution Date.

    Pursuant to the tax sharing and indemnification agreement, USI will bear any corporate level tax attributable to the spin-off or transactions undertaken in preparation for the spin-off, except that (a) we will be obligated to indemnify USI on an after-tax basis for 100% of such corporate level tax if such tax is primarily attributable to our (i) actions or omissions after the spin-off (including any cessation, transfer to affiliates or disposition of active trade or business, and any issuance or reacquisition of stock and payments of extraordinary dividends), (ii) breach of one or more representations or the inaccuracy or incompleteness of one or more statements made to Cadwalader, Wickersham & Taft and Ernst &

Young LLP in connection with their opinions regarding the spin-off, (iii) stock or assets being acquired following the spin-off, (iv) issuance or change of ownership of stock that causes Section 355(d) of the Code to apply to the spin-off, or (v) involvement in a Change in Control Transaction, and (b) such corporate level tax will be equally shared if both we and USI were responsible for any actions, omissions, involvement, breaches or inaccuracies described in
(i)-(v) above, and the imposition of such corporate level tax was not primarily attributable to either party.

    Notwithstanding the tax sharing and indemnification agreement, under the consolidated return regulations, we and USI will each be severally liable to the Internal Revenue Service for the full amount of any corporate level tax attributable the spin-off or transactions undertaken in preparation for the spin-off that is not paid by the other party. Neither we nor USI will indemnify any holder of shares of USI common stock who receives shares of our stock in the spin-off for any tax liabilities.

    It is not expected that the corporate level tax attributable to the transactions undertaken in preparation for the spin-off will be material, and USI will adequately provide for all anticipated liabilities prior to the spin-off.

    Current U.S. Treasury Regulations require each holder of shares of USI common stock who receives our common stock pursuant to the spin-off to attach to his or her U.S. Federal income tax return for the year in which the spin-off occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 to the spin-off. Following the spin-off, USI will convey the appropriate information to each holder of record of USI common stock as of the record date.

    This discussion of the anticipated Federal income tax consequences of the spin-off is for general information only and may not be applicable to stockholders who received their shares of USI common stock through the exercise of an employee stock option or otherwise as compensation or who are not citizens or residents of the United States or who are otherwise subject to special treatment under the Code. USI stockholders should consult their own advisers as to the specific tax consequences of the spin-off, including the effects of foreign, state and local tax laws and the effect of possible changes in tax laws. See also 'Risk Factors -- If the Distribution is Taxable, USI's Stockholders Could be Required to Pay Tax on Their Shares of LCA Stock, and USI Could Incur a Corporate Tax Liability.'

REASONS FOR FURNISHING THIS INFORMATION STATEMENT

    This information statement is being furnished by USI solely to provide information to USI stockholders about, subject to the satisfaction of the spin-off conditions, the receipt of our common stock pursuant to the spin-off. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities or those of USI. The information contained in this information statement is believed by us and USI to be accurate as of the date set forth on its front cover. Changes may occur after that date, and neither we nor USI will update the information except in the normal course of our respective public disclosure practices.

                                 CAPITALIZATION

    The following table, which is unaudited, sets forth, as of September 30, 2000, our capitalization as adjusted to reflect the spin-off and the incurrence of indebtedness under the new credit facility, as if these transactions had occurred as of that date. This data should be read in conjunction with 'Unaudited Pro Forma Combined Condensed Financial Data,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Combined Financial Statements and notes. See 'Index to Combined Financial Statements.'

                                                                   AS OF SEPTEMBER 30, 2000
                                                            --------------------------------------
                                                                      PRO FORMA
                                                            ACTUAL   ADJUSTMENTS       AS ADJUSTED
                                                            ------   -----------       -----------
                                                                        (IN MILLIONS)
Long-Term Debt (including current portion):
    Notes payable.........................................  $  3.9     $  (3.9)          $--
    New credit facility...................................    --         200.0            200.0
    Notes and interest payable to affiliates..............   225.3      (225.3)           --
                                                            ------     -------           ------
        Total long-term debt (including current
          portion)........................................  $229.2     $ (29.2)          $200.0
Invested Capital/Stockholders' Equity
    Common stock, 23,000,000 shares authorized, par value
      $0.01 per share, 7,961,486 shares issued and
      outstanding (as adjusted)...........................  $ --       $--               $--
    Preferred stock, 2,000,000 shares authorized, none
      issued and outstanding..............................    --        --                --
    Paid-in-Capital.......................................    --         239.0 (A)        239.0
    Invested Capital......................................   202.8      (202.8)           --
                                                            ------     -------           ------
        Total invested capital/stockholders' equity.......   202.8        36.2            239.0
                                                            ------     -------           ------
            Total capitalization..........................  $432.0     $   7.0           $439.0
                                                            ------     -------           ------
                                                            ------     -------           ------

---------

(A) To reflect the net effect on invested capital.

                                                              (IN MILLIONS)
Invested Capital............................................     $202.8
Portion of notes and interest payable to affiliate
  forgiven..................................................       25.3
Payment of notes payable by USI.............................        3.9
Payment of debt issue costs by USI..........................     $  7.0
                                                                 ------
                                                                 $239.0
                                                                 ------
                                                                 ------

                        SELECTED COMBINED FINANCIAL DATA

    The historical selected combined financial data of the Company set forth below for each of the years in the four-year period ended September 30, 2000 are derived from the audited combined financial statements of the Company, the last three years of which are included elsewhere in this information statement. The historical selected combined financial data for the year ended September 30, 1996 is unaudited but, in our opinion, has been prepared on a basis consistent with that for the four-year period ended September 30, 2000. Historical financial information may not be indicative of our future performance as an independent company. Furthermore, the historical financial data presented below do not reflect certain pro forma adjustments giving effect to the spin-off which are reflected in 'Unaudited Pro Forma Combined Condensed Financial Data.' The information set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Combined Financial Statements and notes thereto. See 'Index to Combined Financial Statements.' Historical basic and diluted earnings per share and dividend data have not been presented, as the capital structure of the businesses that comprise the Company prior to the spin-off is not indicative of its capital structure following the spin-off.

                                                               SELECTED FINANCIAL DATA
                                                                  FISCAL YEAR ENDED
                                                                    SEPTEMBER 30,
                                                   -----------------------------------------------
                                                    2000     1999     1998     1997       1996
                                                    ----     ----     ----     ----       ----
                                                                                       (UNAUDITED)
                                                        (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
    Net Sales....................................  $936.9   $917.5   $856.1   $537.7     $508.1
    Cost of products sold........................   638.6    628.7    590.5    374.3      356.1
    Selling, general and administrative
      expenses...................................   249.2    234.3    203.9    119.5      116.1
    Goodwill impairment and restructuring
      charges....................................    84.0     --        2.3     --        --
    Operating income (loss)(A)...................   (39.5)    46.6     51.1     34.7       29.6
    Net income (loss)............................   (65.2)    20.2     23.1     13.0       12.9
    Pro-forma basic and diluted loss per
      share(B)...................................  $(8.48)
BALANCE SHEET DATA (AT PERIOD END):
    Cash and cash equivalents....................  $  7.8   $  9.1   $ 12.4   $  0.1     $  0.1
    Working capital..............................   240.0    231.9    214.4    122.5      118.5
    Total assets.................................   602.2    688.1    617.3    285.5      280.5
    Total debt(C)................................   205.5    205.8    201.7    195.0      195.0
    Invested capital.............................   202.8    290.1    234.1     17.1       12.9
OTHER DATA:
    Capital expenditures.........................    19.7     31.2     23.7     12.6       10.5
    Depreciation and amortization................    26.2     23.8     21.0      9.8        9.0

---------

 (A) Fiscal 1998 includes restructuring charges of $2.3 million and other related charges of $0.5 million related to the closing of a manufacturing and distribution facility in the lighting segment. Fiscal 2000 includes goodwill impairment charges of $84.0 million related to Spear & Jackson.

 (B) Basic and diluted loss per share have been determined assuming that 7,690,000 shares of our common stock will be issued upon the spin-off. One share of our common stock will be issued for every ten USI shares.

 (C) Amounts primarily represent intercompany notes payable to affiliates.

             UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

    The following unaudited pro forma combined condensed financial data reflect the spin-off as if it occurred as of September 30, 2000 for unaudited pro forma combined condensed balance sheet purposes and as of October 1, 1999 for the unaudited pro forma combined condensed statement of operations. The unaudited pro forma combined condensed financial data reflect our expected capitalization as a result of the spin-off, the incurrence of indebtedness under the new credit facility and interest expense (including amortization of capitalized costs) relating to such borrowings. This data do not necessarily reflect our results of operations or financial position had the indebtedness actually been incurred and the spin-off actually been consummated as of such dates. Also, this data are not necessarily indicative of our future results of operations or future financial position.

    The pro forma combined condensed financial data will be revised in the definitive information statement to reflect the information that will depend upon market conditions at the time of the spin-off, including the amount and other terms of the indebtedness we will incur under a new credit facility.

                                                                 AS OF SEPTEMBER 30, 2000
                                                             ----------------------------------
                                                                       PRO-FORMA
                                                             ACTUAL   ADJUSTMENTS     PRO-FORMA
                                                             ------   -----------   -----------
                                                                      (IN MILLIONS)
                          ASSETS
Current assets:
    Cash and cash equivalents..............................  $  7.8     $              $  7.8
    Trade receivables, net.................................   171.7                     171.7
    Inventories............................................   165.8                     165.8
    Deferred income taxes..................................     9.3                       9.3
    Other current assets...................................    10.7                      10.7
                                                             ------     -------        ------
        Total current assets...............................   365.3       --            365.3
Property, plant and equipment, net.........................   158.0                     158.0
Pension assets.............................................     6.7                       6.7
Other assets...............................................     2.1         7.0 (A)(C)    9.1
Goodwill, net..............................................    70.1                      70.1
                                                             ------     -------        ------
                                                             $602.2     $   7.0        $609.2
                                                             ------     -------        ------
                                                             ------     -------        ------

             LIABILITIES AND INVESTED CAPITAL
Current liabilities:
    Notes payable..........................................  $  3.9     $  (3.9)(C)    $ --
    Trade accounts payable.................................    59.5                      59.5
    Accrued expenses and other liabilities.................    57.1                      57.1
    Income taxes payable...................................     4.8                       4.8
                                                             ------     -------        ------
        Total current liabilities..........................   125.3        (3.9)        121.4
Long term debt.............................................               200.0 (B)     200.0
Deferred income taxes......................................     5.3                       5.3
Other liabilities..........................................    43.5                      43.5
Notes payable to affiliates................................   201.6      (201.6)(B)(C)   --
Interest payable to affiliates.............................    23.7       (23.7)(C)      --
                                                             ------     -------        ------
        Total liabilities..................................   399.4       (29.2)        370.2
Commitments and contingencies..............................
Invested capital/Stockholders' equity......................   202.8        36.2 (C)     239.0
                                                             ------     -------        ------
                                                             $602.2     $   7.0        $609.2
                                                             ------     -------        ------
                                                             ------     -------        ------

---------

 (A) To capitalize the cost of obtaining financing under the new credit facility, which will be amortized over a five year period.

 (B) To reflect initial borrowings of $200 million under the new credit facility, which will be utilized for the repayment of notes payable to affiliates.

 (C) To reflect the amount of notes and interest payable to affiliates that would be forgiven by USI assuming $200 million in borrowings, the payment by USI of $7 million in debt financing costs and the $3.9 million repayment of notes payable by USI.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                                                                       FOR THE YEAR ENDED
                                                                       SEPTEMBER 30, 2000
                                                              ------------------------------------
                                                                        PRO-FORMA
                                                              ACTUAL   ADJUSTMENTS       PRO-FORMA
                                                              ------   -----------       ---------
                                                                          (UNAUDITED)
                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
Net Sales...................................................  $936.9                      $936.9
Operating costs and expenses:
    Cost of products sold...................................   638.6                       638.6
    Selling, general and administrative expenses............   249.2        6.0 (A)        255.2
    Management fee and divisional overhead..................     4.6       (4.6)(A)        --
    Goodwill impairment charges.............................    84.0                        84.0
                                                              ------     ------           ------
Operating loss..............................................   (39.5)      (1.4)           (40.9)
Interest expense to affiliates..............................   (13.1)      13.1 (B)        --
Interest expense............................................    (0.8)     (17.2)(B)        (19.4)
                                                                           (1.4)(C)
Interest income.............................................     0.7      --                 0.7
                                                              ------     ------           ------
Loss before income taxes....................................   (52.7)      (6.9)           (59.6)
Provision for income taxes..................................   (12.5)       2.8 (D)         (9.7)
                                                              ------     ------           ------
Net loss....................................................  $(65.2)    $ (4.1)          $(69.3)
                                                              ------     ------           ------
                                                              ------     ------           ------
Basic and diluted loss per share(E).........................  $(8.48)                     $(9.01)
                                                              ------                      ------
                                                              ------                      ------

---------

(A) To eliminate management fees allocated from USI and divisional overhead, and to record selling, general and administrative expenses that we expect to incur following the spin-off, which includes approximately $6 million in expenses for which the Company is committed, principally compensation expense and leases for the corporate headquarters and related equipment. In addition, the Company expects to incur approximately $4 million in professional fees, outside services, bonuses, travel and administrative services that are not subject to binding commitments of the Company and thus not included in the pro-forma adjustment.

(B) To reflect interest expense on initial borrowings under the new credit facility at an assumed interest rate of 9% per year and eliminate interest cost on notes payable to affiliates and existing third party debt. For each 1/8% change in the assumed interest rate, pro forma interest expense would change by approximately $0.3 million per year.

(C) To amortize the cost of obtaining financing ($7.0 million) over the term of the credit facility.

(D) To reflect tax effects of above adjustments (A through C) at a tax rate of 40% (inclusive of federal, state and local taxes).

(E) Basic and diluted loss per share have been determined assuming that 7,690,000 shares of our common stock will be issued upon the spin-off. One share of our common stock will be issued for every ten USI shares.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    We operate and manage lighting and industrial tools businesses. Our operating companies are divided into two business groups: Lighting and Industrial Tools.

    The following table presents, for each of the last three fiscal years, net sales and operating income (loss) of our two business groups. This historical financial information may not be indicative of our future financial performance as an independent company and does not reflect the pro forma adjustments giving effect to the spin-off presented in 'Unaudited Pro Forma Combined Condensed Financial Data.'

                                                              FOR THE FISCAL YEARS ENDED
                                                                     SEPTEMBER 30,
                                                              ---------------------------
                                                               2000      1999      1998
                                                               ----      ----      ----
                                                                     (IN MILLIONS)
NET SALES
    Lighting................................................  $813.5    $804.0    $765.5
    Industrial Tools........................................   123.4     113.5      90.6
                                                              ------    ------    ------
        Total net sales.....................................  $936.9    $917.5    $856.1
                                                              ------    ------    ------
                                                              ------    ------    ------

OPERATING INCOME (LOSS)
    Lighting(A).............................................  $ 43.4    $ 48.3    $ 53.5
    Industrial Tools(B).....................................   (78.3)      6.2       5.9
    Management fees and divisional overhead.................    (4.6)     (7.9)     (8.3)
                                                              ------    ------    ------
        Total operating income (loss).......................  $(39.5)   $ 46.6    $ 51.1
                                                              ------    ------    ------
                                                              ------    ------    ------

---------

(A) In fiscal 1998, operating income includes restructuring charges of $2.3 million and other related charges of $0.5 million. See Note 4 to the Combined Financial Statements.

(B) In fiscal 2000, operating loss includes goodwill impairment charges of $84.0 million. See Note 4 to the Combined Financial Statements.

RESULTS OF OPERATIONS

FISCAL 2000 COMPARED TO FISCAL 1999

    Net Sales and Operating Income

    We had total net sales of $936.9 million and total operating losses of $39.5 million for the fiscal year ended September 30, 2000, a sales increase of $19.4 million (2.1%) and a decrease in operating income of $86.1 million from fiscal 1999. Included in the fiscal 2000 operating loss was a goodwill impairment charge of $84.0 million relating to Spear & Jackson. Excluding the impairment charge, operating income decreased $2.1 million (4.5%) from fiscal 1999.

    Lighting had net sales of $813.5 million and operating income of $43.4 million for the fiscal year ended September 30, 2000, an increase in sales of $9.5 million (1.2%) and a decrease in operating income of $4.9 million (10.1%) from the same period last year. Sales increased due to the full year inclusion of Dual-Lite which was acquired in March 1999 and higher volume at the commercial and institutional outdoor division. This was offset by sales decreases in the residential division, where certain unprofitable product lines were discontinued, and a decrease at the European division which was negatively impacted by currency translation. The decrease in operating income is mainly the result of discontinuing certain residential product lines, which resulted in nonrecurring charges of $2.0 million, primarily related to inventory and accounts receivable write-offs and $1.2 million of operating losses during the wind down period. In addition, the residential division incurred approximately $1 million in costs associated with moving some production offshore. Our commercial and institutional indoor division reported lower operating income as a result of inventory write-offs from a SKU rationalization program and lower pricing due to competition. These decreases were partially offset by an increase at the European division, despite negative currency translation.

    Industrial Tools had net sales of $123.4 million and operating income of $5.7 million for the fiscal year ended September 30, 2000, excluding a goodwill impairment charge of $84.0 million. Sales increased $9.9 million (8.7%) and operating income decreased $0.5 million (8.1%) from the same period last year. The increase in sales is mainly related to the first time inclusion of S&J France acquired in December 1999 and the full year inclusion of Bowers plc acquired in January 1999. These increases were partially offset by the unfavorable translation effect of converting UK results into US dollars. Also, sales and operating income have been negatively impacted by severe competition in the United Kingdom market due to lower cost imports from the Far East, declining margins on exports and a general slowdown in the industrial sector.

    Management fees and divisional overhead costs of $4.6 million, decreased $3.3 million (41.8%) from the prior year due to the elimination of the lighting divisional office in November 1999. The prior year also included a severance charge of $1.4 million related to division management.

    In December 1997, the Company purchased Spear & Jackson plc ('Spear & Jackson') for $11.1 million in cash and $95.6 million in USI's common stock (3,685,520 shares), resulting in initial goodwill of approximately $63.5 million. Spear & Jackson manufactures and distributes hand tools, saws, cutting and industrial tools. The purchase price was subject to a cash contingency, payable on or before June 2000. The cash contingency was based upon certain performance criteria and the market value of USI's stock. The results of Spear & Jackson are included in the Industrial Tools segment. In June 2000, upon expiration of the contingency period related to the December 1997 acquisition of Spear & Jackson, USI made additional cash payments of `L'47 million ($71 million), to the former owners of Spear & Jackson. The share purchase agreement provided for possible additional cash payments by USI to the former shareholders of Spear & Jackson if the value of USI's common stock issued as consideration in the transaction at the closing was not equal to the value of USI's stock at the end of the thirtieth month after the transaction date (which period ended
June 3, 2000) and (1) if Spear & Jackson met certain sales targets during that same thirty-month contingency period, or (2) upon certain other factors. The other factors included the failure (a) of USI to use Spear & Jackson to distribute internationally the products of Ames, a subsidiary of USI, (b) of Ames to use Spear & Jackson as a preferred supplier of products not manufactured by Ames, but manufactured by Spear & Jackson, or (c) of USI to retain the services of a person approved by the former shareholders as the chief executive of Spear & Jackson.

    At the end of a thirty month contingency period, the market value of USI's stock, which was computed in accordance with the stock purchase agreement by averaging USI's stock price on the NYSE during the last five trading days of the contingency period, was below the guaranteed amount (i.e. the market value of USI's stock at the acquisition date), which required USI to make a $36 million payment. This portion of the payment was recorded as an adjustment to invested capital as it was based upon the market value of USI's common stock price. The remainder of the cash payment ($35 million) was recorded as additional goodwill as it was made in satisfaction of additional contingent consideration based on other criteria set forth in the purchase agreement. The Company determined that the $35 million payment was purchase consideration, not compensation for services, as the payment was made to all former shareholders, of which only the chief executive, who held a minimal prior ownership in Spear & Jackson, continued employment after the acquisition. In addition, the payment did not represent compensation for the chief executive's continued services since, if the chief executive was not retained by USI (without an appointed successor approved by the former shareholders) such payment became due to all of Spear & Jackson's former shareholders.

    Goodwill Impairment

    The Company considered the following factors in determining that the appropriate useful life for each of its businesses is forty years: (a) the lighting and tools markets are mature and the Company's businesses have existed in their marketplaces for well over 40 years; (b) the Company's network of strategically-located manufacturing facilities, well-established distribution channels and brand awareness provides a strategic advantage that management believes represents a significant barrier to entry to the lighting fixture business; (c) the Company's core products consist of lighting fixtures, both indoor and outdoor, and lawn and garden and hand tools which are not subject to significant technological obsolescence; (d) there are no legal, regulatory or contractual provisions that limit the useful life of its business's goodwill; and (e) the Company's businesses have demonstrated an ability to sustain their market share and many of the same customers over a long period of time.

    Due to indications of impairment based on the additional consideration paid for Spear & Jackson and its current operating results, the Company evaluated the recoverability of the Spear & Jackson goodwill in accordance with its accounting policy as described in Note 2. In evaluating for impairment under its accounting policy, the Company first reviewed for impairment under the requirements of SFAS No. 121. The Company's estimate of undiscounted future cash flows of Spear & Jackson indicated there was no impairment of Spear & Jackson's long-lived assets and associated goodwill, however, the enterprise level assessment of the recoverability of Spear & Jackson's goodwill indicated the goodwill was impaired. In arriving at the fair value of Spear & Jackson, the Company considered a number of factors including 1) competition from less expensive imports; 2) declining margins on exports; 3) general decline in the industrial sector in the United Kingdom; 4) Spear & Jackson's long-term financial plan and
5) analysis of values for similar companies. In determining the amount of the impairment, the Company compared the net book value to the estimated fair values of Spear & Jackson. Based on the above, the Company recorded an impairment charge to the goodwill of Spear & Jackson of $84 million in September 2000. The effect of this charge will reduce future goodwill amortization by approximately $2.2 million per annum.

    Interest and Taxes

    Total interest expense of approximately $13.9 million for the fiscal year ended September 30, 2000, increased $0.5 million (3.7%) from fiscal 1999. The increase reflects higher levels of outstanding notes payable to affiliates.

    Interest income was less than $1 million in both periods reflecting short-term investments of excess cash at foreign operations.

    Our provision for income taxes was $12.5 million on pre-tax loss of $(52.7) million for the fiscal year ended September 30, 2000. The fiscal 2000 provision for income taxes does not include any tax benefit from the goodwill impairment charge of $84 million. Excluding the $84 million charge, the fiscal 2000 pre-tax income was $31.3 million with a provision for income taxes of $12.5 million, resulting in an effective tax rate of 39.9%. The fiscal year ended
September 30, 1999 provision for income taxes was $13.6 million on pre-tax income of $33.8 million (a 40.2% effective rate).

FISCAL 1999 COMPARED TO FISCAL 1998

    Net Sales and Operating Income

    We had total net sales of $917.5 million and total operating income of $46.6 million for the fiscal year ended September 30, 1999, a sales increase of $61.4 million (7.2%) and a decrease in operating income of $4.5 million (8.8%) from the same period in the prior year. Included in the fiscal 1998 operating income were restructuring and other related costs of $2.8 million relating to the closure of a manufacturing and distribution facility in the commercial and institutional indoor division.

    Lighting had net sales of $804.0 million and operating income of $48.3 million for the fiscal year ended September 30, 1999, a sales increase of $38.5 million (5.0%) and a decrease in operating income of $5.2 million (9.7%) from the prior year. The increase in sales is mainly related to the first time inclusion of the Dual-Lite safety division acquired in March 1999. Residential lighting sales to the home center market and outdoor lighting were also higher. The decrease in operating income is mainly the result of difficult conditions in the commercial and institutional indoor markets, which were impacted by pricing pressures and inventory write-downs relating to the exit of the light controls product lines. The fiscal 1998 results included $2.8 million of restructuring and other related costs. In addition, the European business reported a decrease in operating income resulting from price declines and start-up costs to open new sales offices in other European countries. These decreases were partially offset by higher income from residential and outdoor lighting products and the first time inclusion of Dual-Lite.

    Industrial Tools had net sales of $113.5 million and operating income of $6.2 million for the fiscal year ended September 30, 1999, reflecting a sales increase of $22.9 million (25.3%) and an increase in operating income of $0.3 million (5.1%). The increase in sales is mainly related to the first time inclusion of Bowers plc which was acquired in January 1999. This was partially offset by generally lower margins resulting from pricing pressure of cheaper imports into the UK market.

    Management fees and divisional overhead costs of $7.9 million decreased $0.4 million (4.8%), mainly due to a decrease in the allocation from USI as a result of lower USI corporate costs. Included in the fiscal 1999 costs is approximately $1.4 million related to severance costs attributable to division management.

    Restructuring

    In June 1998, USI adopted a plan to improve efficiency and enhance competitiveness at some of our operations. The restructuring plan included the closing of a manufacturing and distribution facility in our Lighting segment. The restructuring did not have a significant impact on our ongoing operations during the periods that manufacturing was transitioned from the facility closed. The expected benefits we expect from the restructuring are primarily reduced fixed costs associated with leased facilities and reduced compensation costs.

    The principal, pre-tax components of the fiscal 1998 restructuring charge were $1.3 million in lease obligations and $1.0 million in severance costs. During fiscal 1998 the Company made cash payments of $1.1 million, with the remaining $1.2 million paid in fiscal 1999. In addition, we also incurred $0.5 million of product change costs related to the elimination of product lines. After an income tax benefit of $1.1 million, the charges detailed above reduced net income for the period ended September 30, 1998 by $1.7 million.

Interest and Taxes

    Total interest expense of $13.4 million for the fiscal year ended
September 30, 1999, decreased $0.3 million (2.2%) from the comparable period of fiscal 1998. The decrease reflects lower levels of third party debt outstanding, as the interest expense to affiliates remained the same as the prior year. Interest income was less than $1 million in both periods reflecting short-term investments of excess cash at foreign operations.

    The provision for income taxes was $13.6 million on pre-tax income of $33.8 million (a 40.2% effective rate) for the fiscal year ended September 30, 1999 compared to $15.3 million on pre-tax income of $38.4 million (a 39.8% effective rate) for the fiscal year ended September 30, 1998.

FISCAL 1998 COMPARED TO FISCAL 1997

    Net Sales and Operating Income

    We had total net sales of $856.1 million and total operating income of $51.1 million for the fiscal year ended September 30, 1998, reflecting a sales increase of $318.4 million (59.2%) and an operating income increase of $16.4 million (47.3%) from the same period in the prior year.

    Lighting had net sales of $765.5 million and operating income of $53.5 million for the fiscal year ended September 30, 1998, reflecting a sales increase of $227.8 million (42.4%) and an operating income increase of $9.6 million (21.9%) from the same period last year. The increase in sales is mainly related to the first time inclusion of the European division acquired in October 1997. Residential and outdoor lighting product sales and operating income both increased due to further market penetration. However, these improvements were offset by weakness in the commercial and institutional indoor market which was negatively impacted by pricing pressures associated with competitive market conditions.

    Industrial Tools had net sales of $90.6 million and operating income of $5.9 million for the fiscal year ended September 30, 1998. Our Spear & Jackson division was acquired in December 1997, and accordingly fiscal 1998 was the first year of results for this division.

    Interest and Taxes

    Total interest expense of $13.7 million for the fiscal year ended September 30, 1998, increased $0.5 million (3.8%) from the comparable period in fiscal 1997. The increase reflects higher notes payable at the European lighting division, which was acquired in October 1997. Interest income increased $1 million from fiscal 1997 due to the European lighting division investing excess cash in short-term investments.

    The provision for income taxes was $15.3 million on pre-tax income of $38.4 million (a 39.8% effective rate) for the fiscal year ended September 30, 1998 compared to $8.5 million on pre-tax income of $21.5 million (a 39.5% effective rate) for the fiscal year ended September 30, 1997.

LIQUIDITY AND CAPITAL RESOURCES

    Prior to and during the fiscal year ended September 30, 2000, we financed our operations and capital and other expenditures from a combination of cash generated from operations, notes, credit lines, and invested capital provided by USI or its affiliates. This arrangement will continue to be in effect until the consummation of the spin-off, after which we expect to meet all cash requirements through internally-generated funds and borrowings under our new credit facility and other available sources.

    Our ability to generate cash available for the repayment of debt will depend upon numerous business factors, including conditions in the U.S. and world economies, the level of demand for our products, changes in raw material costs, the level of capital expenditures and working capital requirements. Excess cash flow from operations (after capital expenditures) is expected to satisfy our minimal amortization requirements under the new credit facility after the spin-off. If our excess cash flow from operations (after capital expenditures), together with any net disposition proceeds realized by us, is insufficient to satisfy debt amortization requirements under the new credit facility, we will be required to renegotiate the terms of, or refinance, the new credit facility. See ' -- New Credit Facility' below.

FISCAL 2000 COMPARED TO FISCAL 1999

    Operating activities provided cash of $42.9 million for the fiscal year ended September 30, 2000, compared with $34.0 million for the prior year. The increase was primarily due to lower working capital requirements reflecting lower accounts receivable and inventories.

    Investing activities used cash of $91.9 million for the fiscal year ended September 30, 2000, compared with $94.2 million for the prior year. The fiscal 2000 cash was used for the Spear & Jackson additional consideration and capital expenditures. The fiscal 1999 cash was used for the acquisitions of Dual-Lite and Bowers plc and capital expenditures.

    Financing activities provided cash of $57.2 million for the fiscal year ended September 30, 2000, compared with $60.9 million for the prior year. The fiscal 2000 cash provided related to capital contributions from affiliates that the Company used for the Spear & Jackson additional consideration. The fiscal 1999 cash provided related to capital contributions from affiliates that the Company used for the Dual-Lite and Bowers acquisitions.

FISCAL 1999 COMPARED TO FISCAL 1998

    Our operating activities provided cash of $34.0 million for fiscal 1999 compared with $9.3 million for the prior year. The increase was primarily due to lower working capital requirements in fiscal 1999 as compared to fiscal 1998. In fiscal 1998, we had to make working capital investments in the European lighting division shortly after the October 1997 acquisition.

    Investing activities used cash of $94.2 million for fiscal 1999, compared with $61.2 million for the prior year. The fiscal 1999 cash was used for acquisitions of Dual-Lite and Bowers plc and capital expenditures. The fiscal 1998 cash was used for capital expenditures and the acquisitions of the European lighting division and Spear & Jackson.

    Financing activities provided cash of $60.9 million for fiscal 1999, compared with $62.7 million for the prior year. The fiscal 1999 cash provided related to capital contributions from affiliates that the

Company used for the Dual-Lite and Bowers acquisitions. The fiscal 1998 cash provided related to capital contributions from affiliates that the Company used for the European lighting and Spear & Jackson acquisitions and repayment of long-term debt at Spear & Jackson.

FISCAL 1998 COMPARED TO FISCAL 1997

    Operating activities provided cash of $9.3 million for fiscal 1998 compared with $21.9 million for the prior year. The decrease was primarily due to higher working capital requirements in fiscal 1998 as compared to fiscal 1997. In fiscal 1998, the Company had to make working capital investments in the European lighting division shortly after the October 1997 acquisition.

    Investing activities used cash of $61.2 million for fiscal 1998, compared with $12.6 million for the prior year. The fiscal 1998 cash was used for capital expenditures and for the acquisition of the European lighting division. The fiscal 1997 cash was used for capital expenditures.

    Financing activities provided cash of $62.7 million for fiscal 1998, compared with cash used of $9.5 million for the prior year. The fiscal 1998 cash provided related to capital contributions from affiliates that the Company used for acquisitions and repayment of long-term debt at Spear & Jackson. The fiscal 1997 cash used related to net transfers with affiliates.

NEW CREDIT FACILITY

    USI received a commitment letter dated November 27, 2000 from Bank of America, N.A. in which, subject to the satisfaction of certain conditions, Bank of America will provide LCA financing at or about the time of the spin-off. At such time, we will enter into a new credit facility with Bank of America as administrative and collateral agent and a syndicate of lenders. The new credit facility will consist of a term loan of up to $70 million for five (5) years and a five year revolving credit line of up to $190 million.

    All of our obligations under the new credit facility will be guaranteed on a senior secured basis by each of our direct and indirect, existing and subsequently acquired or organized domestic subsidiaries and parent companies. The new credit facility will be secured by a first-priority perfected lien on substantially all our assets and the assets of each guarantor. Borrowings by our non-U.S. subsidiaries will be secured by the foreign law equivalent of a first priority perfected lien on the assets of those non-U.S. subsidiaries.

    Borrowings under the new credit facility will bear interest at a rate based upon, at our option, Bank of America's reference rate or reserve adjusted LIBO rate, plus, in each case, the applicable margins (as each is provided for in the commitment letter). Pricing for the first year of the new credit facility will be LIBOR + 2.50% and Reference Rate + 1.50%. After the first year, the applicable margin will be adjusted quarterly based on the ratio of Funded Debt to EBITDA, as provided for in the new credit facility. In addition to paying interest on outstanding principal under the new credit facility, we will be required to pay a commitment fee of 0.50% to the lenders on the unused portion of the revolving credit line. Pricing and terms under the new credit agreement are subject to adjustment under 'market-flex' provisions if Bank of America cannot successfully syndicate the credit facility to other lenders. Under the market-flex provisions, if Bank of America determines (in consultation with LCA) that such changes are advisable to ensure a successful syndication, Bank of America can change the interest rate or fees on the loan, (however, interest rate margins may not be increased by more than 0.5% under this provision) or structure or other terms of the credit facility (for example, the allocation of the credit facility between revolving credit line and term loan, or the amortization schedule for repayment of the term loan).

    The term loan will be subject to scheduled quarterly amortization of principal. Advances made under the revolving credit facility will be due and payable in full at maturity. The new credit facility will contain mandatory prepayment provisions, subject to certain exceptions to be agreed upon.

    It is expected that the new credit facility will contain representations and warranties, covenants (including maximum leverage ratio, minimum fixed charge ratio and either minimum EBITDA amounts or minimal capital expenditures), restrictions on: incurrence of additional debt; the making of dividends and similar distributions; incurrence of sufferance of liens or other encumbrances; the sale of assets or similar transfers (other than in the normal course of business); the making of investments or acquisitions; mergers, consolidations or other similar combinations; transactions with affiliates; and capital expenditures, events of default (including: failure to pay principal and interest; breach of any negative covenants; breach of any affirmative covenants, with an appropriate grace period; failure of the representations of the Company to be true in any material respect; default under other specified debt agreements; bankruptcy and similar events; invalidity of security documents; and judgement in excess of an amount to be negotiated) and other provisions customary for credit facilities of this type. USI will pay the lenders certain facility, syndication and administration fees, reimburse certain expenses and provide certain indemnities, in each case which are customary for credit facilities of this type. Conditions precedent to the closing of the financing with Bank of America will include: execution and delivery of acceptable documentation and legal opinions; evidence of receipt of necessary consents; evidence of material compliance with applicable environmental laws; evidence of corporate authority; evidence of insurance in amounts and of types acceptable to Bank of America; the absence of a material adverse change in the business, operations or prospects of LCA since September 30, 2000; minimum 'EBITDA' (as defined in the credit facility, generally meaning operating cash flow) of $55,000,000 for the twelve months ended the month nearest the closing date; unused availability under the revolving credit line of not less than $30,000,000 at closing; absence of material adverse litigation; adequate borrowing base availability; receipt of acceptable appraisals of machinery, equipment and real estate; Bank of America's satisfaction with the terms of the spin-off; receipt of an acceptable solvency opinion; Bank of America's satisfaction with the terms of environmental indemnities and environmental insurance policies; termination of existing security interests and perfection of security interests and liens granted to Bank of America; accuracy of representations and warranties in all material respects; and absence of a default or event of default under the credit facility.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

    In the normal course of doing business, we are exposed to the risks associated with changes in interest rates and currency exchange rates. To limit the risks from such fluctuations, USI has in the past entered into various hedging transactions. Subsequent to the spin-off, we may borrow in foreign currency-denominated borrowings to effectively hedge a portion of our net investments in subsidiaries in foreign countries. We are also exposed to foreign currency exchange risk related to our international operations and our U.S. businesses, which import or export goods. We have not made use of financial instruments to manage this risk.

EFFECT OF INFLATION

    Because of the relatively low levels of inflation experienced in our principal markets, inflation did not have a material impact on our results of operations in fiscal 2000, 1999 or 1998.

                                    BUSINESS

GENERAL

    LCA, currently a wholly owned subsidiary of USI, is a major manufacturer and distributor of lighting fixtures and industrial tools. In fiscal 2000, we had net sales of $936.9 million.

    We are a leading producer of lighting fixtures in North America and Europe. Collectively, the lighting businesses produce and market a complete offering of indoor and outdoor lighting for the commercial, institutional and residential markets. Our business has in excess of 5,700 employees worldwide. It has manufacturing facilities in six U.S. states, California, Connecticut, South Carolina, Ohio, Arkansas and Pennsylvania, in addition to operations in Mexico, Puerto Rico, Germany, Slovenia and Austria. The lighting business's sales organization consists of both independent manufacturers' sales representatives (agents) and its own factory sales force employees. Our division sells products through a variety of distribution channels, including electrical distributors, lighting showrooms, home centers and national accounts. The lighting business's major brands hold substantial market positions within each of the product segments in which they participate. Our lines cover the full range from specification grade products, which meet the particular performance and design standards of architects and other professional lighting specifiers, to commodity grade products, which satisfy general requirements for varied applications.

    Our industrial tools business was acquired by USI in 1997 through the acquisition of Spear & Jackson, a leading European hand tools manufacturer founded in 1760. Our industrial tools business manufactures and distributes a broad range of industrial tools, metrology products and magnetic products. The division has over 1,375 employees worldwide. Products are sold through various distribution channels, including in-house sales managers and merchandisers, independent sales agents and industrial and engineering distributors, as well as direct sales to retailers and end users. Our industrial tools business's major brands hold substantial market positions within many of the product segments in which they participate.

    The following table presents our major brands and product offerings:

LIGHTING
  Progress                  Leading single source supplier of residential and light
                            commercial decorative lighting fixtures. Product offering
                            consists of over 3,000 stock keeping units including:
                            chandeliers, hall and foyer, pendants, close-to-ceiling,
                            bath and vanity, sconces, modular fluorescent, undercabinet, outdoor, landscape, track and recessed lighting.
  Kim                       Premier specification product line of architectural outdoor lighting fixtures and equipment for the commercial and
                            residential markets. Product categories include:
                            pole-mounted luminaires, bollards, parking garage
                            luminaires, flood lights, wall-mounted luminaries and
                            landscape fixtures.
  Spaulding                 Outdoor lighting systems for the commercial market. Products include outdoor area luminaires and poles, canopy lights,
                            low level lights and flood lights.
  Architectural             Period-style and contemporary site lighting fixtures for the
  Area Lighting             commercial outdoor market. Product categories include: pole and wall-mounted luminaires, concrete bollards and custom
                            fixtures/poles.
  Dual-Lite;                Complete offering of life safety lighting products for
  Prescolite Life           commercial and institutional applications. Products include:
  Safety                    exit signage, emergency back-up lighting, high frequency
                            'powerpack' inverters and central AC inverter systems.
  Columbia                  Full line of specification and commodity grade fluorescent lighting fixtures for use in commercial and institutional
                            applications. Products include parabolic and lensed
                            troffers, strip lights, wraparounds and a variety of
                            recessed surface and specialty units.

  Alera                     Linear fluorescent indirect, direct/indirect and direct
                            lighting systems.
  Prescolite                Extensive line of specification grade recessed downlighting, track lighting and surface-mounted lighting for the
                            commercial and residential markets.
  Moldcast                  High performance oriented rugged commercial outdoor
                            luminaires. Products include a broad selection of
                            contemporary and period style outdoor lighting fixtures with precise optics.
  SiTeco                    Major European source of technical lighting systems and
                            services including: industrial lighting, task lighting,
                            roadway lighting and sports arena lighting. Product lines
                            are 'Siemens', 'SiTeco', 'Knoblich Licht' and 'Elektrokovina
                            Svetilke' serving the commercial and industrial market.

INDUSTRIAL TOOLS
  Spear & Jackson           Extensive line of high quality lawn and garden and hand
                            tools including digging and cultivating tools, cutting and shearing tools, striking tools, contractor tools,
                            agricultural tools, pliers, retail hand tools, screwdrivers, hammers and plumbers tools.
  Eclipse                   Full line of top quality hand tools including: hacksaws,
                            frames and blades, riveters and engineer tools.
  Eliot Lucas               Pliers, woodsaws and builder tools.
  Bowers; Moore & Wright    Precision tools, measuring instruments and calibration
                            services.

LIGHTING

    Our lighting business is international. We operate our domestic lighting businesses through our Lighting Corporation of America subsidiary. We operate our European lighting business through our SiTeco subsidiary.

LIGHTING CORPORATION OF AMERICA

    Our domestic lighting businesses are collectively known as Lighting Corporation of America. Lighting Corporation of America subsidiaries manufacture and distribute indoor and outdoor lighting fixtures for markets in North America.

    Lighting Corporation of America's size, broad range of quality products and strong distribution network allow it to compete as a major supplier in the commercial/institutional and residential markets. Our outdoor lighting products are sold under the Kim, Spaulding, Moldcast and Architectural Area Lighting brand names. These products include street, area, parking garage and landscape lighting. Outdoor lighting products are sold to electrical distributors and national accounts. National customer accounts include service stations, automobile dealerships and fast food restaurants. Indoor commercial/industrial lighting products, which are sold under the Columbia, Prescolite and Dual-Lite brand names through electrical distributors and national accounts, include incandescent and compact fluorescent, down light fixtures, emergency and exit lighting, and other fluorescent lighting fixtures. Our sales organization includes independent manufacturer's sales representatives (agents) as well as factory sales force employees. Most of our agents also represent a complementary line of lighting products for industrial applications, allowing us access to essentially all categories of customers for lighting fixtures. While some of the products in this complementary line are similar to the products we manufacture, we do not believe there is a significant amount of overlap. The agreements we have with our agents restrict our agents from representing another manufacturer that we consider to be a competitor in our product lines.

    LCA is a major residential lighting manufacturer in North America, principally selling under the Progress brand name. Progress' products include chandeliers, hall and foyer sconces, pendants, bath and vanity, ceiling, fluorescent, under-cabinet, track, outdoor and landscape lighting. Residential lighting products are sold to home centers, lighting showrooms and electrical distributors, who sell to builders, electrical contractors and consumers.

    Sales of lighting products are seasonal to a degree, with weather affecting construction and outdoor installation.

    Progress Lighting, Inc. Progress is a leading supplier of residential and light commercial decorative lighting fixtures in North America. Progress' sales are primarily classified as non-portable residential lighting fixtures. The current product offering consists of over 3,000 stock keeping units (SKU's) including: chandeliers, hall and foyer, close-to-ceiling, sconces, pendants, modular fluorescent, undercabinet, bath and vanity, outdoor, landscape, track and recessed.

    Progress' products are marketed principally with a factory sales force. Targeted market segments include single family and multi-family residential construction, light commercial construction and consumer. Targeted international markets are principally in North and South America. Its products are sold through several channels of distribution, primarily electrical distributors, lighting showrooms and home centers.

    Progress has an in-house product development group which introduces major new products semi-annually. The company's manufacturing facilities are in Cowpens, South Carolina and Baja, Mexico.

    Kim Lighting, Inc./Architectural Area Lighting, Inc. Kim Lighting Inc. (which consists of both Kim and the Architectural Areas Lighting Unit 'AAL') manufactures products for the architectural outdoor lighting market, primarily for projects which are specified by architects, lighting consultants, landscape architects and engineering consultants. This market is characterized by a strong emphasis on aesthetics, architectural relevance, performance and quality. Approximately 80% of the business is new construction with the balance serving the renovation market.

    Kim is a recognized innovator in the industry. Its products are primarily designed for contemporary architecture and intended to be aesthetically compatible with surrounding structures and an integral part of the architectural design. In addition to aesthetics, Kim products place great emphasis on quality and performance.

    AAL products are designed for contemporary and traditional architecture. AAL products are often selected as an accent to the site and architecture. Many AAL products utilize Kim optical systems.

    Spaulding Lighting, Inc. Spaulding has a broad array of products for the outdoor lighting markets. Spaulding's principal markets are commercial and institutional large area parking such as shopping malls and supermarkets, petroleum service station areas and canopy lighting, automobile dealership exterior illumination and quick service restaurant and convenience store outdoor lighting. Spaulding exterior lighting projects are prominently displayed in Las Vegas, Atlantic City, New York and other major U.S. cities.

    Spaulding was started in 1955 as Whiteway Manufacturing and initially served as a quick service lighting supplier to gasoline service stations. Over time it expanded into a national, full-line outdoor lighting company.

    Dual-Lite Inc. Dual-Lite is a leader in the United States life safety market, participating in all three market segments: emergency lighting, exit signs, and central inverter systems. The company has two brands, Dual-Lite and Prescolite Life Safety. Headquartered in Cheshire, Connecticut, the majority of the company's manufacturing occurs in Naguabo, Puerto Rico, with some products manufactured by third parties using company designs.

    The company produces some of the industry's most popular products, such as the Dual-Lite EZ-2 and the 'Liteforms' collection. The Prescolite EMAX and PCX Series are also well known brands.

    Dual-Lite generally sells its products via Lighting's commercial and institutional combined sales force, relying on independently contracted manufacturer's representatives to market its products to electrical distributors, contractors, specifiers and end users.

    Columbia Lighting, Inc. Columbia manufactures commercial and industrial fluorescent lighting products. The company's manufacturing processes include metal fabrication, finishing and final assembly. The company's products are sold through independent lighting manufacturers/sales representatives and distributed through electrical wholesalers and national accounts. End use applications are primarily new commercial construction or renovation projects, which include office, school, retail and institutional construction. Primary buying influences include architects, consulting engineers, lighting designers, electrical wholesalers, electrical contractors, building owners and facility managers.

    Prescolite, Inc. Prescolite produces residential, light commercial and specification grade point source lighting products for indoor lighting applications. These products are segmented into residential and light commercial downlighting, specification grade downlighting, track lighting, and surface lighting product lines.

    Prescolite's products are sold by commercial and industrial manufacturers representatives to traditional electrical wholesalers/distributors for the residential and light commercial markets. Primary buying influences for Prescolite include lighting consultants and electrical engineers. Secondary influences include architects, interior designers and contractors. Prescolite was founded in 1944.

SITECO

    SiTeco, formerly Siemens Lighting, was acquired in October 1997 by USI. SiTeco is a leading European provider of technical lighting systems and services including industrial lighting, lighting solutions, task lighting, road lighting and sports arena lighting. SiTeco is a major supplier of technical lighting products, systems and services in Germany. In addition, SiTeco subsidiaries are well established in most major southern and central European markets.

    SiTeco is headquartered in Germany. It has manufacturing facilities in Germany, Austria and Slovenia.

INDUSTRIAL TOOLS

    We operate our industrial tools business through our Spear & Jackson subsidiary. Spear & Jackson, established in 1760, is a leading European manufacturer and distributor of a broad line of lawn and garden tools, hand tools, metrology products, magnetic products, industrial saws and wood carving tools. Products are sold under several brand names including Spear & Jackson, Neill Tools, Eclipse, Bowers and Moore & Wright.

    Spear & Jackson distributes products primarily through independent wholesale distributors, home centers, mass merchants and large buying groups including cooperatives.

RAW MATERIALS COSTS

    Most of our businesses are dependent, to varying degrees, on the availability of raw materials, including plastics, aluminum, copper, nickel, cobalt, molybdenum, tungsten, certain grades of steel, wood, glass and corrugated packaging materials as well as ballasts and sockets for lighting fixtures. The impact of raw material price increases on the operating income of our businesses depends on their ability to pass along cost increases to our customers. Although raw material shortages or price increases from time to time may have an adverse effect on the results of operations of our individual businesses, we do not believe that these factors are material to us on a consolidated basis.

COMPETITION

    We will encounter competition in all areas of our business. The methods of competition vary depending on the market into which we are selling. We compete primarily on the basis of product quality, brand name, technology or innovation, price, performance and customer service. No single company will compete directly with us in all of our product lines, but various companies will compete with us in one or more product lines. In total, we have many competitors varying in size. Some have substantially greater sales and assets than us while other companies are smaller than us.

EMPLOYEES

    As of the date of this filing, we had approximately 5,700 employees in the lighting business and 1,375 employees in the industrial tools business. Approximately 51% of the employees in the lighting business were represented by unions, and approximately 45% of the employees in the industrial tools business were represented by unions. We believe that our relations with employees and unions generally are good.

GOVERNMENT REGULATION

    Our businesses are subject to numerous federal, state, local and foreign laws and regulations concerning such matters as zoning, health and safety and protection of the environment. We believe that our businesses are currently operating in substantial compliance with, or under approved variances from such various federal, state, local and foreign laws and regulations.

    Three of our present or former operating sites, or portions thereof are the subject of investigations, monitoring or remediation under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ('CERCLA'), the Federal Resource Conservation and Recovery Act or comparable foreign or state statutes or agreements with third parties. These proceedings are in various stages ranging from monitoring at one site to implementation of clean-up or remediation of the other sites. We do not believe that any of these proceedings will have a material adverse effect on our business or financial condition.

    In addition, at four sites, certain of LCA's operating units have been named as potentially responsible parties under CERCLA or comparable state statutes in a number of federal and state proceedings. In each of these matters our operating units are working with the claims in a responsible and appropriate manner and the cleanup effort at each site is in the advanced stages of remediation or monitoring. Under CERCLA and other similar statutes, any generator of hazardous waste sent to a hazardous waste disposal site is potentially responsible for all clean-up, remediation and response costs required for such site, irrespective of the amount of waste which the generator sent to the site. We do not believe that any of the pending proceedings will have a material adverse effect on our business or financial condition.

    LCA's operating units make significant capital and maintenance expenditures to comply with zoning, water, air and solid hazardous waste and related environmental and health and safety regulations. The amount of expenditures in future years will depend on legal and technological developments which cannot be predicted at this time. Future costs for environmental compliance cannot be predicted with precision and there can be no certainty with respect to any remedial investigations or cleanup of affected property.

    Laws and regulations protecting the environment may in certain circumstances impose 'strict liability', rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we cannot predict whether modifications of existing laws or regulations or the adoption of new laws or regulations, or presently unidentified environmental conditions or unanticipated enforcement actions, particularly with respect to environmental standards, could require material capital expenditures or otherwise have a material adverse effect on our business or financial condition.

    At September 30, 2000, we had accrued approximately $4.4 million for various known environmental related liabilities. We believe that the range of liability for such matters is between $1.1 million and $5.2 million. We cannot predict whether future developments in laws and regulations concerning environmental protection will affect our earnings or cash flow in a materially adverse manner or whether our operating units will be successful in meeting future demands of regulatory agencies in a manner which will not have a material adverse effect on our business or financial conditions.

BACKLOG ORDERS

    The Company's backlogs believed to be firm as of September 30, 2000 and 1999 were as follows:

                                                                   AS OF
                                                               SEPTEMBER 30,
                                                              ---------------
                                                               2000     1999
                                                               ----     ----
                                                               (IN MILLIONS)
Lighting....................................................  $78.8    $81.6
Industrial Tools............................................    1.7      0.2
                                                              -----    -----
Total Backlogs..............................................  $80.5    $81.8
                                                              -----    -----
                                                              -----    -----

PATENTS AND TRADEMARKS

    Our businesses have numerous United States and foreign patents, patent applications, registered trademarks and trade names, and licenses. We believe that certain of our trademarks and trade names are of material importance to us. None of our material trademarks or trade names are of limited duration. Although protection of the our patents and related technologies are important components of our business strategy, none of our individual patents is material to the company.

PROPERTIES

    Our lighting business owns or leases approximately 50 plants and other properties. Our industrial tools business owns or leases approximately 27 plants and other properties. None of our individual properties is considered to have a value that is significant in relation to our assets as a whole. We believe that our properties are well maintained and are in good operating condition. Our properties are deemed to be suitable and adequate for our present needs. We believe that we have additional capacity available at most of our production facilities and that we could significantly increase production without substantial capital expenditures.

LEGAL PROCEEDINGS

    We are a party to legal proceedings that are considered to be either ordinary, routine litigation incidental to our business, or immaterial to our financial condition, results of operations or our cash flows. For information concerning environmental proceedings, see 'Business -- Government Regulation.'

                                   MANAGEMENT

DIRECTORS

    After the spin-off, our board of directors will consist of five persons who will be divided into three equal classes each having a three-year term. The individuals who are expected to serve as directors after the spin-off are presented below.

    James O'Leary, 37, is the Company's Chairman and Chief Executive Officer. He served USI as Executive Vice President since September 1, 1999 and as a Director at USI since February 2000. He was Senior Vice President and Chief Financial Officer at USI from June 1998. He served as Corporate Controller of USI from its 1995 demerger from Hanson PLC until June 1998 and was elected as a Vice President in January 1996. Mr. O'Leary is a Director of Strategic Industries LLC and Rexair Holdings Inc.

    Brian C. Beazer, 65, has served as a director of U.S. Industries since September 1996. He is Chairman of Beazer Homes USA, Inc., which designs, builds and sells single family homes, a position he has held since 1993.

    Clive Chajet, 62, has served as a director of Triarc Companies, the former owner of Triarc Beverages and current franchiser of Arby's Restaurants since June 1994. He is also on the board of Cambridge Companions, a home health care provider and is on the advisory board of FrontLine Capital Inc., an Internet incubator company. He is founder and Chairman of Chajet Consultancy, a corporate brand identity and image specialist. Previously, Mr. Chajet was Chairman and CEO of Lippincott & Margulies, now a subsidiary of Marsh & McLennan, from 1983 to 1997.

    Edwin Silverstone, 58, served as a director, President and Chief Executive Officer of Goltens Worldwide, a provider of ship repair services from January 1998 until December 2000. He was President of Fenway Holdings, LLC, the owner of a variety of consumer and building products companies from September 1995 until December 1997. Prior thereto, Mr. Silverstone was a Group Vice President at U.S. Industries from June through September 1995. Prior thereto, he was a Group Vice President for Hanson Industries and an Associate Director of Hanson PLC.

    Robert R. Womack, 62, has served as a director of U.S. Industries since June 1998. Mr. Womack is currently a director and Chairman of Precision Partners, a supplier of precision machine parts to the power systems, automotive and aerospace industries, a position he has held since March 2000. He also serves as a director of Ogden Corporation, an energy company, since June 2000. He is also a director of Commercial Metals Company since May 1999. He served as a director, Chairman and Chief Executive Officer of Zurn Industries from October 1994 until December 31, 1999. Prior, Mr. Womack was an independent consultant, and is the former Vice Chairman and Chief Executive Officer of IMO Industries, Inc., a manufacturer of controls, pumps and engineered power products, and a former director, President and Chief Operating Officer of Ranco, Inc.

    Committees. After the spin-off, our board of directors is expected to establish and designate a compensation committee and an audit committee. Directors who are also our officers or employees will not be permitted to serve on either committee. The functions of these standing committees will be as follows:

        Compensation Committee. The compensation committee will set the compensation of all executive officers subject to the terms of their employment agreements and administer and make awards under our stock incentive plan and other incentive plans. The committee will also review the competitiveness of management compensation and benefit programs and principal employee relations policies and procedures. All of the members of the compensation committee are intended to be 'non-employee directors' within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 ('Rule 16b-3'), and 'outside directors' within the meaning of
    Section 162(m) of the Internal Revenue Code ('Code Section 162(m)').

        Audit Committee. The Audit Committee will be responsible for matters relating to accounting policies and practices, financial reporting and internal controls. Its functions will include recommending to the Board the appointment of the Company's independent accountants; reviewing with representatives of the independent accountants the scope of the audit of our financial statements, results of audits, audit costs, recommendations with respect to internal controls and financial matters and non-audit services; and periodically meeting with or receiving reports from our principal financial and accounting officers.

    Fees. Each non-employee director will be issued an initial grant of options to purchase 1,000 shares of common stock at fair market value on the date he or she begins service as a non-employee director. On an annual basis, non-employee directors will receive a cash retainer of $20,000 plus $1,000 for each board meeting and $1,000 for each committee meeting attended and reimbursement of all reasonable expenses incurred in connection with such meetings. We will pay the premiums on directors' and officers' liability and travel accident insurance policies insuring directors. See 'Executive Compensation -- Stock Incentive Plan'.

EXECUTIVE OFFICERS

    The following individuals are expected to serve as our executive officers at the time of the spin-off. Our board of directors may appoint additional executive officers from time to time.

      NAME                                   POSITION
      ----                                   --------
      James O'Leary                          Chairman and Chief Executive Officer
      Joseph P. McPartland                   Group Vice President
      Steven C. Barre                        Senior Vice President, General Counsel and Secretary
      Diana E. Burton                        Vice President -- Corporate Communications
      Nicola Rossi                           Corporate Controller

    For biographical information concerning Mr. O'Leary, see ' -- Directors' above.

    Joseph P. McPartland, 59, has served USI as Vice President and CFO of USI's Hardware and Tools unit since June 1998. From July 1997 until June 1998 he served as Executive Vice President and CFO of O. Ames Co., a USI Subsidiary. From September 1996 until June 1997, he served on the corporate staff of USI working on corporate development projects. Prior to September 1996, Mr. McPartland was the President of Jade Corporation, then a USI subsidiary, from March 1994 until September 1996.

    Steven C. Barre, 41, has served USI as Vice President, General Counsel and Secretary of USI since April 1, 2000. Previously, he served as Associate General Counsel of USI since its 1995 demerger from Hanson in 1995. Prior thereto, Mr. Barre served as Associate General Counsel of Hanson Industries, the U.S. arm of Hanson PLC.

    Diana E. Burton, 55, has served USI as Vice President -- Investor Relations since USI's demerger from Hanson in 1995. Previously, she was a Vice President of Marine Harvest International, Inc., a company engaged in the farming and distribution of seafood products, with principal responsibility for administration and investor relations.

    Nicola Rossi, 34, has served at USI as Corporate Controller since April 1, 2000 and was Assistant Corporate Controller from June 1999. Previously, he was Director of Corporate Accounting for the Great Atlantic & Pacific Tea Company, Inc. from November 1995 through May 1999.

                             EXECUTIVE COMPENSATION

    The following is a description of the executive compensation arrangements and benefit plans adopted or expected to be adopted by us, most of which are substantially similar to those in effect at USI. After completion of the spin-off, none of our officers will participate in any USI benefit plans, except to the extent they are entitled to vesting in restricted stock and/or to exercise any vested USI stock options pursuant to such plans for a period of time following the spin-off. For information regarding our assumption of certain liabilities and assets of the USI plans, see 'The Spin-off -- Agreements Between LCA and USI and Relationship after the Spin-off -- Distribution and Indemnification Agreement.'

EMPLOYMENT AGREEMENTS AND COMPENSATION ARRANGEMENTS

    The following is a summary of the employment agreements of each of the individuals who is expected to become one of our five most highly compensated executive officers after the spin-off.

    The employment agreements provide for Messrs. O'Leary, McPartland, Barre, Rossi and Ms. Burton to serve, commencing on the date of the spin-off (the 'Commencement Date'), respectively, as our Chairman, Chief Executive Officer and Director; as Group Vice President; as Senior Vice President, General Counsel and Secretary; as Corporate Controller; and as Vice President for Corporate Communications. Unless terminated earlier as discussed below, the term of employment under each agreement will expire on the second anniversary of the Commencement Date subject to automatic extension for an additional year term on each applicable anniversary unless either party gives at least 90 days' prior written notice of non-extension (or, in the case of Mr. O'Leary, the term of employment will expire on the third anniversary, subject to automatic extensions for additional 3 year terms).

    The employment agreements provide that we will pay Messrs. O'Leary, McPartland, Barre, Rossi and Ms. Burton annual base salaries at rates of not less than $500,000, $260,000, $225,000, $140,500 and $140,000, respectively.
Commencing with fiscal 2001, each executive will be eligible to receive an annual cash bonus (the 'Target Bonus'), with a target bonus potential equal to at least 100%, 70%, 70%, 55% and 55% of his or her base salary, respectively, based on the achievement of a performance target established by the Compensation Committee under a bonus plan qualifying the bonuses as 'performance-based' for purposes of Code Section 162(m). Additionally, effective on the spin-off, the following executive officers will be granted restricted stock and options pursuant to the LCA Group Inc. Stock Incentive Plan as follows: for Mr. O'Leary:
90,000 shares of restricted stock and 95,000 options; for Messrs. McPartland and
Barre: 18,500 shares of restricted stock and 17,000 options; for Mr. Rossi and Ms. Burton: 15,000 shares of restricted stock and 15,000 options.

    Messrs. O'Leary, McPartland, Barre, Rossi and Ms. Burton will be eligible to participate in any incentive plan established by us for which they are eligible at such level and on such terms as we establish, in each case subject to full vesting of all equity grants that are effective on or within 6 months after the Commencement Date upon a termination of employment without Cause, for Good Reason, as a result of death of Disability or upon a Change in Control (as each such term is defined in the applicable employment agreement) (or, in the case of Mr. O'Leary, all equity grants effective on or after the Commencement Date will vest in the above situations).

    The executives will be entitled to participate in all pension, retirement, savings, welfare and other employee benefit plans, arrangements, fringe benefits and perquisites that we maintain from time to time for comparable level executives (in the case of Mr. O'Leary, such plans will provide a level of benefits and coverage no less favorable in the aggregate than what was provided to him immediately prior to the spin-off). For the 2 year period after a Change in Control (as such term is defined in the applicable employment agreement), while employed, the executives will have coverage and benefits at least as equal in the aggregate and fringe benefits and perquisites of at least equal value to those provided to the executives by us immediately prior to the Change in Control (or, in the case of Mr. O'Leary, he will receive such levels of benefits and coverage without regard to the 2 year period limitation). In addition, we will initially provide Messrs. McPartland, Barre, Rossi and Ms. Burton with a leased automobile or an automobile allowance at a level determined by us (or, in the case of Mr.

O'Leary, we will continue to provide him with a leased automobile or an allowance as exists on the Commencement Date).

    The employment agreements also provide that if an executive's employment with us is terminated (1) by us other than for Cause, (2) by the Executive for Good Reason, (3) in the case of Mr. O'Leary, for any reason or no reason during the period commencing 6 months after a Change in Control through the second anniversary of the Change in Control (as such terms are defined in the applicable employment agreement), or (4) as a result of our giving notice of non-extension at the end of any employment term, then the executive will be entitled to receive accrued compensation and certain other payments and amounts. The payments and benefits to be made in such situations are: (i) 24 equal monthly installments in an amount aggregating 2 times base salary and the Target Bonus, but if the termination of employment is after a Change in Control such amount will be paid in lump sum (or, in the case of Mr. O'Leary, a lump sum based on 3 times base salary and the Target Bonus), (ii) any unreimbursed business expenses payable in lump sum, (iii) the value of 2 additional years of service and compensation credit (or, in the case of Mr. O'Leary 3 years) for qualified or nonqualified pension plan purposes, (iv) the value of 2 years (or, in the case of Mr. O'Leary 3 years) of our maximum contribution under any type of qualified or nonqualified 401(k) plan, (v) continuation of the executive and his or her dependents' health coverage under our health plans until the earlier of 24 months after termination of employment or the date the executive becomes eligible for health coverage as a result of other employment (or in the case of Mr. O'Leary, for the lesser of 3 years, or until he is eligible for the health plan of another employer) and (vi) any other amounts or benefits due under any employee benefit, long-term incentive or equity plans in which the executive participates at that time in accordance with such plans (all such payments being collectively referred to as the 'Severance Payment'). The amounts described in
(i) through (vi) above are subject to the execution of a release of claims by each executive.

    In addition, if the Severance Payment to any executive under his or her employment agreement, together with other amounts paid to the executive, exceeds certain threshold amounts and results from a change in ownership as defined in
Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended, the employment agreement provides that the executive will receive an additional amount to cover the federal excise tax and any interest or penalties with respect to the Severance Payment and such other amounts on a 'grossed up' basis.

    The employment agreements also provide that if the executive's employment is terminated as a result of his or her death, the executive will receive (i) any earned but unpaid base salary and bonus, (ii) a lump sum equal to any accrued vacation pay and unreimbursed business expenses, (iii) a pro-rata Target Bonus,
(iv) any other amounts or benefits owed to executive under any employee benefit plans, long-term incentive plans or equity plans, (v) payment on a monthly basis of 3 months of base salary (or, in the case of Mr. O'Leary 12 months) and (vi) payment of the spouse's and dependent's applicable COBRA coverage but for no more than 3 years. The employment agreement also provides that if employment is terminated as a result of Disability, the executive will be entitled to receive the payments and benefits to which the executive's representatives would be entitled in the event of a termination of employment by reason of his or her death, except that the payment of base salary will be reduced by the projected amount the executive would receive under any long-term disability program or policy maintained by us during the 3 month period (or, in the case of Mr. O'Leary 6 month period) during which the base salary is being paid and COBRA coverage will be limited to a maximum of 18 months.

    The employment agreements provide that if the executive is terminated for Cause or voluntarily resigns without Good Reason, the executive will only receive accrued compensation through the date of termination and unreimbursed business expenses.

    The employment agreements also provide for (i) indemnification of the executives for actions in their corporate capacity and directors and officers liability insurance, (ii) coverage in most instances for legal fees incurred in enforcing their rights under their respective employment agreements and
(iii) confidentiality and non-competition provisions applicable to the period during and after the employment term and a provision prohibiting the solicitation of our employees during the employment term and for a period of 2 years afterwards.

ANNUAL PERFORMANCE INCENTIVE PLAN

    On December 4, 2000, our board of directors and USI, as our sole stockholder, approved the LCA Group Inc. 2001 Annual Performance Incentive Plan (the '2001 Performance Incentive Plan'). The following description of the 2001 Performance Incentive Plan is qualified in its entirety by reference to the 2001 Performance Incentive Plan.

    The 2001 Performance Incentive Plan is designed, among other things, to ensure that compensation which may be payable under the 2001 Performance Incentive Plan to participants who are 'covered employees' as defined in Code
Section 162(m) and the applicable Treasury regulations thereunder will qualify as tax-deductible pursuant to the performance-based compensation exception of Code Section 162(m).

    Purpose. The purpose of the 2001 Performance Incentive Plan is to attract, retain and motivate key employees by providing cash performance awards to designated executive employees of LCA or our subsidiaries. The 2001 Performance Incentive Plan will take effect for Performance Awards (as defined below), if any, payable with respect to fiscal years of the Company commencing with fiscal 2001.

    Administration/Eligible Employees. The 2001 Performance Incentive Plan will be administered and interpreted by a committee of the board (the 'Committee'), which is comprised of two or more individuals who qualify as 'outside directors' under Code Section 162(m). The Committee will have authority, in its sole discretion, to designate certain individuals from among LCA's or our subsidiaries' executive employees as eligible to particpate in the 2001 Performance Incentive Plan for specified performance periods.

    Performance Awards. Participants in the 2001 Performance Incentive Plan will be eligible to receive a performance award ('Performance Award') based on attainment by the Company (or a subsidiary, division or other operational unit of Company) of specified performance goals which have been established by the Committee. These performance goals will be based on one or more of the following criteria selected by the Committee: (i) the attainment of certain target levels of, or a specified increase in, our enterprise value or value creation targets (or that of any of our subsidiaries, divisions or other operational units); (ii) the attainment of certain target levels of, or a percentage increase in, our after-tax or pre-tax profits including, without limitation, that attributable to our continuing and/or other operations (or that of any of the Company's subsidiaries, divisions, or other operational units); (iii) the attainment of certain target levels of, or a specified increase in, our operational cash flow (or that of any of our subsidiaries, divisions or other operational units);
(iv) the attainment of a certain level of reduction of, or other specified objectives with regard to limiting the level of increase in all or a portion of bank debt or other of our long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the Committee; (v) the attainment of a specified percentage increase in earnings per share or earnings per share from our continuing operations (or that of any of our subsidiaries, divisions or other operational units); (vi) the attainment of certain target levels of, or a specified percentage increase in, our net sales, revenues, net income or earnings before income tax or other exclusions (or that of any of our subsidiaries, divisions, or other operational units); (vii) the attainment of certain target levels of, or a specified increase in, our return on capital employed or return on invested capital (or that of any of our subsidiaries, divisions or other operational units); (viii) the attainment of certain target levels of, or a percentage increase in, our after-tax or pre-tax return on stockholder equity (or that of any of our subsidiaries, divisions or other operational units); (ix) the attainment of certain target levels in the fair market value of our shares of common stock; and (x) the growth in the value of an investment in our common stock assuming the reinvestment of dividends.

    In addition, such performance goals may be based upon our attainment (or the attainment by one of our subsidiaries, divisions or other operational units) of specified levels of performance under one or more of the measures described above relative to the performance of other corporations. To the extent, but only to the extent, permitted under Code Section 162(m) (including, without limitation, compliance with any requirements for stockholder approval), the Committee may (i) designate additional business criteria upon which the performance goals may be based, (ii) modify, amend or adjust the business criteria specified in the 2001 Performance Incentive Plan or (iii) incorporate in the performance goals provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions or acquisitions) and similar events or circumstances.

    No participant may receive or be credited with a Performance Award based on the achievement of performance goals for any performance period (which period may be one to three years, or in the case of the first year, from the date of the spin-off to the end of that fiscal year) that exceeds $1,000,000 for each year during the performance period. Performance periods may overlap and the payments in any one year, as long as from different performance periods, may exceed such amount.

    Payment of Performance Awards. Performance Awards may be paid after the Performance Period in which they are earned, as determined by the Committee but, except as specifically provided in the 2001 Performance Incentive Plan with regard to a Change in Control of the Company (as defined in the 2001 Performance Incentive Plan) or certain termination events, not before the Committee certifies in writing that the applicable performance goals were satisfied. The Committee may defer payment of any Performance Award and may place such additional conditions on payment thereof as it shall determine. The Committee
(i) may, in its sole discretion, award a pro-rata bonus to any participant whose employment terminated during the applicable performance period and (ii) shall be required to award at least a pro-rata bonus through the date of a Change in Control to each participant who was a participant at the time of a Change in Control.

    Notwithstanding the attainment of performance goals, the Committee has the discretion to reduce (but not increase) a Performance Award, except that the Committee will not have such discretion for the performance period in which a Change in Control takes place, or during such performance period with regard to the prior performance period if the awards for the prior performance period have not been made by the time of the Change in Control, with regard to participants at the time of the Change in Control. In addition, upon a Change in Control the Committee may in its sole discretion, subject to the limitations of
Section 162(m) of the Code, make an award (immediately payable) equal to a pro-rata portion (through the date of the Change in Control) of the Performance Award level payable upon achieving, but not surpassing, the target performance goals for such performance period and, if it so elects, a corresponding long term plan award (as discussed below). Any such payment shall be offset against any other award made for such performance period under the 2001 Performance Incentive Plan.

    Long Term Plan Awards. Unless otherwise determined by the Committee with regard to any performance period, a participant who receives a Performance Award will be entitled to be credited (except as noted above) with a long term plan award ('Long Term Incentive Plan Award') equal to 30% of his Performance Award, provided that for any participant the credited amount of the Long Term Incentive Plan Award does not exceed $300,000 for each year during a performance period and that such Long Term Incentive Plan Award will thereafter (between the last day of the fiscal year for which the award is made and the payment date) not increase by an annual measuring factor greater than the rate of 30-year Treasury bonds on the first business day of each fiscal year. The foregoing will not limit the amount credited to a participant for any year so long as the amounts are from different performance periods.

    Long Term Incentive Plan Awards are allocated to unfunded bookkeeping accounts maintained under the Long Term Incentive Plan or a successor plan, retroactive to the end of the fiscal year for which they are awarded. A participant will have no right to receive payment of his Long Term Incentive Plan Award until such participant is entitled to receive a distribution under the Long Term Incentive Plan.

    Amendment and Termination. The Board (or an authorized committee thereof) may, in its sole discretion, amend or terminate the 2001 Performance Incentive Plan so long as such action does not adversely affect any rights or obligations with respect to awards already outstanding under the 2001 Performance Incentive Plan. However, without the prior approval of our stockholders, (to the extent required under the performance-based compensation exception of Code
Section 162(m)), no amendment may increase the maximum amount per year which can be awarded to any participant (except to the extent permitted under Code
Section 162(m) to substitute an approximately equivalent rate in the event that the 30-year Treasury bond rate ceases to exist), materially change the business criteria on which the performance goals are based, change the class of eligible employees or make any other change that would require stockholder approval under the exemption for performance-based compensation under Code Section 162(m).

STOCK INCENTIVE PLAN

    On October 26, 2000, our board of directors and USI, as our sole stockholder, approved the LCA Group Inc. Stock Incentive Plan (the 'SIP'). The following description of the SIP is qualified in its entirety by reference to the SIP, which has been filed as an exhibit to the registration statement of which this information statement is a part.

    Purpose. The purpose of the SIP is to enhance our profitability and value for the benefit of our stockholders by enabling us (i) to offer employees of, and approved consultants to, LCA and our affiliates, stock options, restricted stock and other stock-based awards, thereby creating a means to provide equity based incentives in order to attract, retain and award such individuals and strengthen the mutuality of interests between such individuals and our stockholders and (ii) to pay non-employee directors a portion of their initial retainer fee in the form of stock options and to make certain other awards of our common stock, grants of stock options and other stock-based awards to non-employee directors thereby attracting, retaining and rewarding such non-employee directors, and strengthening the mutuality of interests between our non-employee directors and stockholders. It is estimated that we and our affiliates will have approximately 125 employees and we will have 4 non-employee directors who will be eligible for participation in the SIP.

    Administration. The provisions of the SIP, as applied to eligible employees and consultants, will be administered and interpreted by a committee of the board, which will consist of two or more non-employee directors, each of whom is intended to be a non-employee director as defined in Rule 16b-3 and, to the extent required by Code Section 162(m), an outside director as defined under Code Section 162(m) (the 'Committee'). With respect to awards to non-employee directors, the SIP will be administered by the board and references to the Committee below will be deemed to refer to the board. Awards under the SIP may not be made on or after the tenth anniversary of approval thereof, but awards granted prior to such date may extend beyond that date.

    Available Shares. The aggregate number of shares of our common stock subject to awards under the SIP may not exceed 788,000 shares. The maximum number of shares of common stock with respect to which any stock option which may be granted under the SIP during any of our fiscal years to any individual will be 150,000 shares and the maximum number of shares of restricted stock subject to performance goals which may be granted to any individual during any of our fiscal years will be 90,000 shares. The maximum number of shares of common stock available as other stock-based awards which may be granted under the SIP subject to specified performance goals for any fiscal year to any individual will not exceed 90,000 shares; provided that the foregoing limit does not apply to other stock-based awards used to make payments under any other of our plans or those of our affiliates.

    In general, upon the cancellation or expiration of an award, the unissued shares of common stock subject to such awards will again be available for awards under the SIP, but will not be available for the individual limits.

    Options. Under the SIP, the Committee may grant non-qualified stock options and incentive stock options ('ISOs') to purchase shares of our common stock. ISOs may not, however, be granted to consultants, non-employee directors or prospective employees. The Committee will determine the number of shares of common stock subject to each option, the term of each option (which may not exceed ten years (or five years in the case of an ISO granted to a 10% or greater stockholder), the exercise price (which must equal 100% or, in the case of an ISO granted to a 10% or greater stockholder, 110% of the fair market value of our common stock at the time of grant), the time or times at which the option may be exercised and the other material terms of each option. Payment of the exercise price may be made (i) in cash or by check, bank draft or money order,
(ii) the delivery of irrevocable instructions to a broker to deliver promptly to us an amount equal to the purchase price, or (iii) on such other terms and conditions as may be acceptable to the Committee.

    The SIP will authorize the Committee, if it decides in its sole discretion, to permit 'reloads' of options exercised, including, without limitation, permitting reloads under which options are granted for the same number of shares as were used to pay the exercise price or withholding. The Committee may also at any time offer to buy out a recipient's option subject to such terms and conditions as the Committee may determine.

    Restricted Stock. The Committee may also award shares of restricted stock. The Committee will determine the employees or consultants eligible for such awards and the terms and conditions of such awards, including, without limitation, the timing of such awards, the number of shares awarded, the vesting schedule and the right to acceleration thereof. The Committee may condition the grant or vesting of Restricted Stock upon the attainment of such factors as the Committee may determine, in its sole discretion. Upon the award of any shares of restricted stock, the recipient will have all rights of a stockholder with respect to the shares, including voting, tender and dividend rights, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient's restricted stock award agreement. Recipients of restricted stock must enter into a restricted stock award agreement with LCA, in such form as the Committee determines, which shall state the restrictions to which the shares are subject and the date or dates on which such restrictions will lapse.

    Other Stock-Based Awards. The Committee may also grant other stock-based awards under the SIP to eligible employees and consultants that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of our common stock, including but not limited to, shares of common stock awarded as a bonus or as payment of consultant fees, shares of our common stock in payment of the amounts due under an incentive or performance plan sponsored or maintained by us or any of our affiliates and stock appreciation rights (either separately or in tandem with stock options), and stock equivalent units, awards valued by reference to book value of shares of our common stock and loans to be used to purchase shares of our common stock. Subject to the provisions of the SIP, the Committee will have the authority to determine the recipients to whom and the time or times at which such awards will be made, the number of shares of common stock to be awarded pursuant to or referenced by such award and all other conditions of the awards. The Committee may also provide for the grant of such awards upon the completion of a specified performance period and/or achievement of performance goals. The performance criteria that may be selected by the Committee will be based on one or more of the following criteria:
(i) the attainment of certain target levels of, or a specified increase in, our enterprise value or value creation targets (or that of any of our affiliates, divisions or other operational units); (ii) the attainment of certain target levels of, or a percentage increase in, our after-tax or pre-tax profits including, without limitation, that attributable to our continuing and/or other operations (or that of any of our affiliates, divisions, or other operational units); (iii) the attainment of certain target levels of, or a specified increase in, our operational cash flow (or that of any of our affiliates, divisions or other operational units); (iv) the attainment of a certain level of reduction of, or other specified objectives with regard to limiting the level of increase in, all or a portion of our bank debt or other of our long-term or short-term public or private debt or other similar financial obligations;
(v) the attainment of a specified percentage increase in earnings per share or earnings per share from our continuing operations (or that of any of our affiliates, divisions or other operational units); (vi) the attainment of certain target levels of, or a specified percentage increase in, our net sales, net income or earnings before income tax or other exclusions (or that of any of our affiliates, divisions, or other operational units); (vii) the attainment of certain target levels of, or a specified increase in, our return on capital employed or return on invested capital (or that of any of our affiliates, divisions or other operational units); (viii) the attainment of certain target levels of, or a percentage increase in, our after-tax or pre-tax return on stockholder equity (or that of any of our affiliates, divisions or other operational units); (ix) the attainment of certain target levels in the fair market value of our shares of common stock; and (x) the growth in the value of an investment in our common stock assuming the reinvestment of dividends. Other performance goals may be used to the extent such goals satisfy the requirements of Code Section 162(m) or the award is not intended to satisfy the requirements of Code Section 162(m).

    Non-Employee Director Awards. Under the SIP, the Board will award each non-employee director an initial grant of non-qualified stock options to purchase 1,000 shares of our common stock, upon initially becoming a non-employee director. The Board may, in its discretion, also make awards of our common stock, additional non-qualified stock options and other stock-based grants to non-employee directors. The exercise price of the non-qualified options will be 100% of the fair market value of our common stock at the time of grant (or the par value, if greater). Each initial option will be exercisable on or after 6 months and one day after the date of grant if the director is then a director. If the Board makes grants of additional options, such options will be exercisable in accordance with the terms and conditions of the applicable option grant or agreement. Payment of the exercise price may be made as described above with regard to options generally. If the Board makes awards of our common stock, such shares of common stock will be legended and may be subject to certain restrictions.

    Change in Control. Unless determined otherwise by the Committee at the time of grant, upon a Change in Control of LCA (as defined in the SIP), except as provided in this paragraph, all conditions, restrictions and limitations in effect with respect to the exercise of any option or any restricted stock award will immediately lapse and no other conditions will be applied. However, no acceleration of exercisability shall occur with regard to certain options that the Committee determines in good faith prior to a Change in Control will be honored or assumed or new rights substituted therefor by a participant's employer immediately following the Change in Control, unless the Committee determines otherwise at the time of grant. The award agreement issued in connection with an other stock-based award will determine the effect of a Change in Control on such award. Further, if the transaction constituting a Change in Control is to be treated as a 'pooling of interests' for financial reporting purposes, then there shall be no acceleration of exercisability, vesting or lapse of the applicable restriction period to the extent LCA's independent public accountants determine in good faith that such acceleration would preclude 'pooling of interests' accounting.

    Amendment and Termination. The Board may at any time amend any or all of the provisions of the SIP, or suspend or terminate it entirely, retroactively or otherwise, except that unless otherwise required by law or specially provided in the SIP, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination, may not be impaired without the consent of such participant. In addition, without the approval of the stockholders of LCA in accordance with Delaware law, to the extent required under Code Section 162(m) or to the extent applicable to ISOs, Section 422 of the Code, no amendment may be made which would: (1) increase the aggregate number of shares of our common stock that may be issued; (2) increase the maximum individual participant limitations for a fiscal year; (3) change the classification of employees or consultants eligible to receive awards;
(4) extend the maximum option term; or (5) require stockholder approval in order for the SIP to continue to comply with the applicable provisions of Code
Section 162(m) or, to the extent applicable to ISOs, Section 422 of the Code. The Board may amend the provisions of the Plan applicable to non-employee director awards to provide for additional or different awards to non-employee directors or to effect any other amendment deemed appropriate.

    Nontransferability. Awards granted under the SIP generally will be nontransferable, except that the Committee may, in its sole discretion and subject to certain limitations, permit the transfer of nonqualified stock options at the time of grant or thereafter to certain 'family members' of the recipient.

    Federal Income Tax Consequences. For information concerning the federal income tax consequences of Awards and related matters, please see Annex C.

    Post Spin-off Awards. Employees and consultants who receive grants under the SIP within the first 45 days following the spin-off are restricted from receiving additional grants of stock options or other awards until the later of
(1) October 1, 2001 or (2) the date the SIP is approved by stockholders following the spin-off.

RETIREMENT PROGRAM

    We anticipate adopting a tax-qualified retirement program (equivalent to the corresponding USI program) to provide pension benefits to our executive officers and corporate office employees. Certain of our subsidiaries sponsor their own pension benefit plans. Substantially all full-time U.S. employees who are at least 21 years old and have completed at least one year of service with us or our affiliates will be eligible to participate in the retirement program or retirement programs of the operating company by which they are employed (each of our subsidiaries provide their own retirement programs and plans to their respective employees). Employees will become vested in their benefits under the retirement programs after five years of service, reflecting service with USI or its subsidiaries. Normal retirement typically will be the later of age 65 or five years of service; however, employees who work beyond their normal retirement age will continue to accrue benefits.

    The assets currently maintained in the USI master pension trust for the tax qualified retirement programs for the employees of our subsidiaries will be transferred to a separate master trust sponsored by LCA, established prior to the spin-off, and the assets attributable to all subsidiaries' plans, which are currently all stand-alone plans, will have been transferred into the new master trust prior to the Spin-off. Additionally, effective on the spin-off, assets attributable to the liabilities for employees who will become LCA's corporate office staff who were participants in the USI corporate office plan, will be transferred to the LCA master pension trust in accordance with the Pension Benefit Guaranty Corporation's spin-off Rules.

    It is anticipated that we will also adopt a non-qualified, unfunded, deferred compensation plan to be known as the LCA Group Supplemental Executive Retirement Plan (the 'SERP') which will be similar to the corresponding USI program. Certain of our subsidiaries also sponsor non-qualified, unfunded deferred compensation plans for their employees. The purpose of the SERP will be to maintain, as a minimum level of benefits, benefits which were provided while employed by USI, including any benefits in excess of the Internal Revenue Code Sections 415 and 401(a)(17) limitations. The defined terms in this paragraph will have the same meanings as in the SERP, the retirement plan or as stated herein.

    Under our retirement program, comprised of a tax qualified pension plan and the SERP, the annual retirement benefits of our executive officers will equal the greater of (i) the product of (a) 66 2/3% of an employee's final average earnings (base salary only) minus 50% of such employee's social security benefit, reduced for credited service under 25 years. All defined terms have the same meanings as in the retirement plan or SERP or as stated herein. The following table shows the estimated annual retirement benefits that would be payable under the retirement program to our executive officers, assuming retirement at age 65 on the basis of a straight-life annuity. The table includes benefits payable from the tax qualified retirement plan and the SERP.

        FINAL                                       YEARS OF SERVICE
       AVERAGE         --------------------------------------------------------------------------
      EARNINGS            10         15         20         25         30         35         40
      --------            --         --         --         --         --         --         --
$100,000.............  $ 23,200   $ 34,800   $ 46,400   $ 58,000   $ 58,000   $ 58,000   $ 58,000
 200,000.............    49,900     74,850     99,800    124,750    124,750    124,750    124,750
 300,000.............    76,600    114,900    153,200    191,500    191,500    191,500    191,500
 400,000.............   103,300    154,950    206,600    258,250    258,250    258,250    258,250
 500,000.............   130,000    195,000    260,000    325,000    325,000    325,000    325,000
 600,000.............   156,700    235,050    313,400    391,750    391,750    391,750    391,750

    Messrs. O'Leary, McPartland, Barre, Rossi and Ms. Burton will be credited with the following respective years of service as of the spin-off under the USI retirement plan, rounded to the nearest one-tenth of a year: 7.6, 15.5, 12.2, 1.6., 13.9. Other of our officers will also be credited with their indicated years of service as recognized under the USI Retirement Plan as of the spin-off.

        PROJECTED OWNERSHIP OF OUR STOCK IMMEDIATELY AFTER THE SPIN-OFF

    The following table sets forth the projected beneficial ownership of our common stock immediately after the spin-off by each of our directors, the executive officers who are expected to be our five most highly compensated executive officers in fiscal 2000 and all directors and executive officers as a group. The projections are based upon available information concerning these individuals' ownership of USI common stock at November 30, 2000. The projections also assume the issuance of 252,500 shares of restricted common stock under the SIP but do not take into account (1) any shares of USI common stock acquired pursuant to the exercise of options previously granted under USI compensation programs but not exercised as of November 30, 2000 or (2) any shares of our common stock that may be issued upon the exercise of stock options expected to be granted to executive officers and other key employees pursuant to the SIP after the spin-off. See 'Executive Compensation -- Stock Incentive Plan.'

                                                  NUMBER OF SHARES PROJECTED
                                                      TO BE BENEFICIALLY        % OF SHARES
NAME                                                        OWNED              OUTSTANDING(1)
----                                                        -----              --------------
James O'Leary...................................           106,011                  1.3
Steven C. Barre.................................            20,004                   *
Joseph P. McPartland............................            19,845                   *
Diana E. Burton.................................            20,908                   *
Nicola Rossi....................................            16,085                   *
All directors and executive officers as a group
  (9) persons)..................................           201,572                  2.5

---------

(1) Based on 7,961,486 LCA shares outstanding immediately after the spin-off.

 * Less than one half of one percent.

    Based upon information available to USI concerning the ownership of USI common stock at November 30, 2000, no person is projected to own beneficially more than 5% of the outstanding common stock on the date of the spin-off except as follows:

                                                  NUMBER OF SHARES PROJECTED
                                                      TO BE BENEFICIALLY        % OF SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER                        OWNED               OUTSTANDING
------------------------------------                        -----               -----------
Harris Associates L.P. .........................           1,305,006(1)             16.4
  Two North LaSalle Street, Suite 500
  Chicago, Illinois 60602
Southeastern Asset Management, Inc. ............             997,850(2)             12.5
  6410 Poplar Avenue
  Suite 900
  Memphis, TN 38119
AXA-UAP ........................................             989,413(3)             12.4
  23, Avenue Matigon
  75008 Paris France;
SASCO Capital, Inc. ............................             489,833(4)             6.2
  10 Sasco Hill Road
  Fairfield, CT 06430

---------

(1) Number of LCA shares shown is calculated by applying the dividend ratio for the spin-off to the number of shares of USI common stock beneficially owned by Harris Associated L.P. and Harris Associates, inc. (the sole general partner of Harris Associated L.P.) as disclosed on Schedule 13G filed with the SEC on July 10, 2000.

(2) Number of LCA shares shown is calculated by applying the dividend ratio for the spin-off to the number of shares of USI common stock beneficially owned by Southeastern Asset Management Inc. as disclosed on Schedule 13G filed with the SEC on December 7, 2000.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

(3) Number of LCA shares shown is calculated by applying the dividend ratio for the spin-off to the number of shares of USI common stock beneficially owned by AXA-UAP and affiliates as disclosed on Schedule 13G filed with the SEC on February 14, 2000.

(4) Number of LCA shares shown is calculated by applying the dividend ratio for the spin-off to the number of shares of USI common stock beneficially owned by SASCO Capital, Inc. as disclosed on Schedule 13G filed with the SEC on February 23, 1999.

    For information concerning the projected beneficial ownership of our common stock by our and USI's employee benefit plan trusts, see 'The
Spin-off -- Listing and Trading of Our Common Stock.'

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

    Under our certificate of incorporation that will be in effect at the time of the spin-off, the form of which is attached as Annex A to this information statement, we will have authority to issue a total of 25,000,000 shares of all classes of stock, of which 2,000,000 may be shares of preferred stock, par value $0.01 per share, and 23,000,000 may be shares of common stock, par value $0.01 per share.

    Based on the number of shares of USI common stock outstanding as of November 30, 2000 and the dividend ratio, it is expected that 7.7 million shares of our common stock will be distributed to USI stockholders in the spin-off. All of these shares will be fully paid and non-assessable. After giving effect to the awards of 252,500 shares of restricted common stock to executive officers and other key employees effective on the spin-off, the total expected number of outstanding shares of common stock will be approximately 7.96 million. In addition, effective on the spin-off, we will issue to executive officers and other key employees options to purchase the 211,500 shares of common stock at the fair market value of our common stock determined to be the average of the highest and lowest trading values on the spin-off date; the number of shares expected to be outstanding excludes any shares that may be issued upon exercise of such options. See 'Executive Compensation -- Stock Incentive Plan.'

COMMON STOCK

    Holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders. Holders of common stock do not have cumulative voting rights in the election of directors. The first annual meeting of stockholders is expected to be held during calendar 2002.

    Holders of our common stock do not have subscription, redemption or conversion privileges. Subject to the preferences or other rights of any preferred stock that we may issue from time to time, holders of our common stock are entitled to participate ratably in dividends on our common stock as declared by our board of directors. Holders of our common stock are entitled to share ratably in all assets available for distribution to our stockholders in the event of liquidation or dissolution, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

PREFERRED STOCK

    The certificate of incorporation that will be in effect at the time of the spin-off will authorize our board of directors, without any vote or action by the holders of our common stock, to issue up to 2,000,000 shares of preferred stock from time to time in one or more series. Our board is authorized to determine the number of shares and designation of any series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the NYSE or other organizations on whose systems the stock of may then be quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over our common stock with respect to dividends and other distributions and upon liquidation. Issuance of any such shares with voting powers, or issuance of additional shares of our common stock, would dilute the voting power of our outstanding common stock. Series A preferred stock is issuable under the circumstances described in 'Rights Plan' below. We have no other present plans to issue any Preferred Stock.

NO PREEMPTIVE RIGHTS

    No holder of any of our capital stock authorized at the time of the spin-off will have any preemptive right to subscribe for or purchase any of our securities of any class or kind.

TRANSFER AGENT AND REGISTRAR

    Mellon Investor Services will be the transfer agent and registrar for our common stock commencing upon the date of the spin-off.

                                  RIGHTS PLAN

    Our rights plan may have the effect of delaying or preventing a change of control. See 'Risk Factors -- We Will Be Subject to Certain Provisions that Could Delay or Prevent a Change of Control.' Each share of our common stock to be issued from and after the date of this information statement (including common stock that will trade on a 'when issued' basis) will have attached to it one right to purchase from us one one-hundredth ( 1/100) of a share of our series A preferred stock. The initial price per one one hundreth ( 1/100) of a share of Series A preferred stock (the 'exercise price') will be based upon the trading range of LCA stock during the 'when issued' trading period prior to the effective date of the spin-off. Unless earlier redeemed, or extended, the rights will expire in January 2011.

    The rights, unless earlier redeemed, extended or modified by our board of directors or extended or modified as described above, will become exercisable by each record holder thereof, other than the Acquiring Person (as defined below), upon the close of business on the day (the 'Rights Distribution Date') which is the earlier of (1) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of our outstanding voting stock (an 'Acquiring Person') and (2) the tenth business day (or such later date as may be determined by our board of directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of our outstanding voting stock (even if no shares are actually purchased pursuant to such offer). Before the Rights Distribution Date, the rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from our common stock. An Acquiring Person does not include (A) prior to the spin-off, USI, (B) us, (C) any of our subsidiaries, (D) any of our employee benefit plans or employee stock plans or those of any of our subsidiaries, or any trust or other entity organized, appointed, established or holding our common stock for or pursuant to the terms of any such plan, (E) any person whose ownership of 15% or more of the shares of our voting stock then outstanding results solely from its ownership of 15% or more of the USI common stock outstanding on the spin-off record date provided such person is not an Acquiring Person within the meaning of the USI rights plan, or (F) any person or group whose ownership of 15% or more of the shares of our voting stock then outstanding results solely from (1) any action or transaction or transactions approved by our board of directors before such person or group became an Acquiring Person or (2) a reduction in the number of issued and outstanding shares of our voting stock pursuant to a transaction or transactions approved by our board of directors (provided that any person or group that does not become an Acquiring Person by reason of clause (1) or (2) above shall become an Acquiring Person upon acquisition of an additional 1% of our voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause (1) or (2)). For purposes of the foregoing, our outstanding voting stock includes our stock that trades on a 'when issued' basis on a national securities exchange (such as the NYSE), on the National Association of Securities Dealers' Automated Quotation System or otherwise.

    Our rights agreement provides that when a person or group of affiliated or associated persons becomes an Acquiring Person (other than pursuant to a Qualifying Tender Offer (as defined below)), the Acquiring Person's rights will thereupon become null and void.

    The rights agreement provides that until the Rights Distribution Date, the rights will be transferred with and only with our common stock. Until the Rights Distribution Date (or earlier redemption or expiration of the rights), our common stock certificates will contain a legend incorporating the rights agreement by reference. Until the Rights Distribution Date (or earlier redemption or expiration of the rights), the surrender for transfer of any of our common stock certificates will also constitute the transfer of the rights associated with our common stock represented by such certificate. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the rights ('Rights Certificates') will be mailed to holders of record of our common stock as of the close of business on the Rights Distribution Date and such separate certificates alone will evidence the rights from and after the Rights Distribution Date.

    Our series A preferred stock is nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of our preferred stock. Our series A preferred stock may not be issued except upon exercise of rights. Each share of our series A preferred stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to (i) 100 times the cash dividends declared on our common stock and (ii) a preferential cash dividend, if any, in preference to holders of common stock in an amount equal to $.10 per share of preferred stock less the per share amount of all cash dividends declared on the preferred stock pursuant to clause (i) since the immediately preceeding quarterly dividend payment date. In addition, our series A preferred stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on our common stock, in like kind. In the event of our liquidation, the holders of our series A preferred stock will be entitled to receive a payment in an amount equal to 100 times the payment made per share of our common stock. Each share of our series A preferred stock will have 100 votes, voting together with our common stock. In the event of any merger, consolidation or other transaction in which our common stock is changed, exchanged or converted, each share of series A preferred stock will be entitled to receive 100 times the amount received per share of our common stock. The rights of our series A preferred stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

    The number of shares of our series A preferred stock issuable upon exercise of the rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision, combination or issuance of capital stock in a reclassification of, our common stock. The exercise price for the rights is subject to adjustment in certain circumstances, including certain distributions of cash or other property to holders of our common stock.

    Unless the rights are earlier redeemed, in the event that, at any time on or after the Rights Distribution Date (except for any transaction approved by a majority of the disinterested directors (as defined in the rights agreement)), we were to be acquired in a merger or other business combination (in which any shares of our common stock are changed or converted into or exchanged for other securities or assets) or more than 50% of our assets or earning power and those of our subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the rights agreement provides that proper provision will be made so that each holder of record of a right, other than the Acquiring Person, will from and after that date have the right to receive, upon payment of the exercise price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the exercise price. In addition, unless the rights are earlier redeemed, in the event that a person or group becomes the beneficial owner of 15% or more of our voting stock (other than pursuant to a tender or exchange offer (a 'Qualifying Tender Offer') for all outstanding shares of our common stock that is approved by our board of directors, after taking into account our long-term value and all other factors they consider relevant), the rights agreement provides that proper provision will be made so that each holder of record of a right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the exercise price, that number of shares of our series A preferred stock having a market value at the time of the transaction equal to two times the exercise price (such market value to be determined with reference to the market value of our common stock as provided in the rights agreement).

    Fractions of shares of our series A preferred stock (other than fractions which are integral multiples of one one-hundredth of a share) may, at our election, be evidenced by depositary receipts. We may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth of a share.

    At any time on or prior to the close of business on the earlier of (1) the tenth day after the time that a person has become or has announced an intention to become or intention to commence to become an Acquiring Person (or such later date as a majority of our board of directors and a majority of our disinterested directors may determine) and (2) January 2011, we may redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment (the 'Redemption Price'). The rights may be redeemed after the time that any person has become an Acquiring Person (other than pursuant to a Qualifying Tender Offer). Immediately upon the effective time of the action of our board of directors authorizing redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the Redemption Price.

    For as long as the rights are then redeemable, we may, except with respect to the Redemption Price or shortening the Final Expiration Time, amend the rights in any manner, including an amendment to extend the time period in which the rights may be redeemed. At any time when the rights are not then redeemable, we may amend the rights in any manner that does not materially adversely affect the interests of holders of the rights as such. Amendments to the rights agreement from and after the time that any person becomes an Acquiring Person (other than pursuant to a Qualifying Tender Offer) require the approval of a majority of our directors.

    Until a right is exercised, the holder, as such, will have no rights as a holder of common stock, including, without limitation, the right to vote or to receive dividends. Holders of our common stock may, depending upon the circumstances, recognize taxable income should the rights become exercisable or upon the occurrence of certain events thereafter.

    A copy of our form of rights agreement has been filed as an exhibit to the registration statement of which this information statement forms a part. This summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement which is incorporated in this summary description herein by reference.

                 PURPOSES AND EFFECTS OF CERTAIN PROVISIONS OF
                         CERTIFICATE OF INCORPORATION,
                       BY-LAWS AND DELAWARE STATUTORY LAW

GENERAL

    The provisions of our Certificate of Incorporation, our By-Laws and Delaware statutory law described in this section may delay or make it more difficult for someone to acquire us without the approval of our board. These provisions could have the effect of discouraging third parties from making acquisition proposals although such proposals, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board.

    A copy of our form of Certificate of Incorporation is attached to this Information Statement as Appendix A and is incorporated herein by reference. The following description of certain provisions of our Certificate of Incorporation and the By-Laws is qualified in its entirety by reference to the Certificate of Incorporation and the By-Laws.

CLASSIFIED BOARD OF DIRECTORS

    The Certificate of Incorporation provides for our board, effective upon completion of the spin-off, to be divided into three classes of directors serving staggered three year terms. As a result, approximately one-third of our board will be elected each year. See 'Management -- Directors.'

    We believe a classified board will help to assure the continuity and stability of our board, and our business strategies and policies as determined by our board, because a majority of the directors at any given time will have prior experience as our directors. This provision should also help to ensure that our board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

    This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of our board until the second annual stockholders' meeting following the date the acquiror obtains the controlling stock interest. This could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us and could thus increase the likelihood that incumbent directors will retain their positions.

NUMBER OF DIRECTORS; REMOVAL; VACANCIES

    The Certificate of Incorporation and the By-Laws provide that the number of directors shall not be less than three and, except as may be provided in the terms of any series of preferred stock created by resolutions of the board, shall be determined from time to time exclusively by a vote of a majority of our board then in office. The Certificate of Incorporation also provides that our board shall have the exclusive right, except as may be provided in the terms of any series of preferred stock created by resolutions of the board, to fill vacancies, including vacancies created by expansion of our board. Furthermore, except as may be provided in the terms of any preferred stock created by resolution of our board with respect to the election of directors by the holders of such series, directors may be removed by stockholders only for cause and only by the affirmative vote of at least 80% of the voting power of all of the shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class. These provisions, in conjunction with the provision of the Certificate of Incorporation authorizing our board to fill vacant directorships, could prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

    The Certificate of Incorporation provides that, except as may be provided in the terms of any series of preferred stock created by resolution of our board, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The

Certificate of Incorporation also provides that special meetings of the stockholders can only be called by the Chairman of the Board or by the Secretary pursuant to a resolution approved by a majority of our board then in office. Stockholders are not permitted to call a special meeting of stockholders.

APPROVAL OF CERTAIN BUSINESS COMBINATIONS

    The Certificate of Incorporation requires that certain business combinations with a 'Related Person' (as such term is defined in the Certificate of Incorporation) be approved by the affirmative vote of 80% of our outstanding shares generally entitled to vote for the election of directors, unless (i) the business combination has been approved by two-thirds of the Board of Directors; or (ii) the amount of consideration to be received in the business combination by the holders of Common Stock or any class or series of outstanding voting stock, other than Common Stock, shall be equal to either: (i) the highest per share price paid by the Related Person for any shares of our stock acquired within the prior two years; or (ii) the fair market value (a such term is defined in the Certificate of Incorporation) of our common stock.

ADVANCE NOTICE FOR RAISING BUSINESS OR MAKING NOMINATIONS AT MEETINGS

    The By-Laws establish an advance notice procedure with regard to stockholder proposals and nominations of individuals for election to the Board of Directors. In general, notice of a stockholder proposal or a director nomination for an annual meeting must be delivered to us at our executive offices not less than 120 nor more than 150 days before the date of the anniversary of the last annual stockholders' meeting (unless the meeting is not held within 30 days before or after such anniversary date, in which event the stockholder proposal or director nomination shall be delivered to us no later than the close of business on the 10th day following the day on which notice of the meeting was given) and must contain specified information and conform to certain requirements, as set forth in the By-Laws. If the presiding officer at any stockholders' meeting determines that a stockholder proposal or director nomination was not made in accordance with the By-Laws, we may disregard such proposal or nomination.

    A stockholder's notice for business other than the election of directors must set forth as to each matter such stockholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and record address of such stockholder and all persons or entities acting in concert with the stockholder, (iii) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by such stockholder, together with evidence reasonably satisfactory to the Secretary of such beneficial ownership, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and
(v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

    A stockholder's notice of the nomination of directors at the annual meeting must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director, (A) the name, age, business address and residence address of the person, (B) the business experience during the past five years of such nominee, including his or her principal occupation or employment during such period, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and such other information as to the nature of his or her responsibilites and level of professional competence as may be sufficient to permit assessment of his or her prior business experience, (C) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice,
(A) the name and address of such stockholder and of all persons or entities acting in concert with the stockholder, (B) the name and address of such person as they appear on the Company's books (if they do appear), (C) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by such stockholder, together with evidence reasonably satisfactory to the Secretary of such beneficial ownership, (D) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (E) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (F) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and serve as a director if elected.

AMENDMENTS TO BY-LAWS

    The Certificate of Incorporation provides that our board or the holders of at least 80% of the voting power of all shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class, have the power to amend or repeal our By-Laws.

AMENDMENT OF THE CERTIFICATE OF INCORPORATION

    Any proposal to amend, alter, change or repeal any provision of the Certificate of Incorporation, except as may be provided in the terms of any preferred stock created by resolution of our board and which relate to such series of preferred stock, generally requires approval by the affirmative vote of both a majority of the members of our board then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. However, any proposal to amend, alter, change or repeal the provisions of the Certificate of Incorporation relating to (1) the classification of our board,
(2) removal of directors, (3) the prohibition of stockholder action by written consent or stockholder calls for special meetings, (4) amendment of By-Laws, or
(5) amendment of the Certificate of Incorporation requires approval by the affirmative vote of 80% of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. The 'Certain Business Combinations' provision of our Certificate of Incorporation may be amended, altered, changed, or repealed only by the affirmative vote of the holders of at least 80% of the outstanding shares of our voting stock voting unless the proposed amendment, alteration, change, or repeal has been recommended to the stockholders by our directors with the approval of at least two-thirds of the Directors, in which event the proposed amendment, alteration, change, or repeal requires for approval the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of our voting stock.

PREFERRED STOCK AND ADDITIONAL COMMON STOCK

    Under the Certificate of Incorporation, our board will have the authority to provide by resolution for the issuance of shares of one or more series of preferred stock. Our board is authorized to fix by resolution the terms and conditions of each such other series. See 'Description of Capital Stock -- Preferred Stock.'

    We believe that the availability of our preferred stock, in each case issuable in series, and additional shares of common stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as authorized but unissued shares of common stock will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange on which any series of our stock may then be listed, or except as may be provided in the terms of any preferred stock created by resolution of our board.

    These provisions give our board the power to approve the issuance of a series of preferred stock, or additional shares of common stock, that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares of preferred stock might impede a business combination if the terms of those shares include voting rights which would enable the holder(s) to block business combinations or, alternatively, might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied.

    Moreover, shares of our Series A Preferred Stock are issuable under the circumstances provided for in the rights agreement upon exercise of the rights. See 'Rights Plan.'

DELAWARE BUSINESS COMBINATION STATUTE

    Section 203 of the Delaware General Corporations Laws (the 'DGCL'), provides that, subject to certain exceptions specified therein, an 'interested stockholder' of a Delaware corporation may not engage in any business combination with the corporation for a three-year period following the time that such stockholder becomes an 'interested stockholder' unless (1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an 'interested stockholder', (2) upon consummation of the transaction which resulted in the stockholder becoming an 'interested stockholder,' the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or
(3) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the 'interested stockholder.' Except as otherwise specified in Section 203, an 'interested stockholder' is defined to include (1) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (2) the affiliates and associates of any such person.

    Under certain circumstances, Section 203 makes it more difficult for a person who would be an 'interested stockholder' to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Certificate of Incorporation does not exclude us from the restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

                          LIMITATION ON LIABILITY AND
                   INDEMNIFICATION OF OFFICERS AND DIRECTORS

LIMITATION ON LIABILITY OF DIRECTORS

    Pursuant to authority conferred by Section 102 of the DGCL, Article VII of our Certificate of Incorporation eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty, including without limitation directors serving on committees of the board of directors. Directors remain liable for:

        (1) any breach of the duty of loyalty to us or our stockholders,

        (2) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law,

        (3) any violation of Section 174 of the DGCL, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances, and

        (4) any transaction from which directors derive an improper personal benefit.

    Article VII further provides that any future repeal or amendment of its terms will not adversely affect any rights of directors existing thereunder with respect to acts or omissions occurring prior to such repeal or amendment.
Article VII also incorporates any future amendments to Delaware law which further eliminate or limit the liability of directors.

INDEMNIFICATION AND INSURANCE

    In accordance with Section 145 of the DGCL, which provides for the indemnification of directors and officers under certain circumstances,
Article VII of our By-Laws grants our directors and officers a right to indemnification, to the fullest extent permitted by law, for all expenses, liabilities and losses relating to civil, criminal, administrative or investigative proceedings to which they are a party (1) by reason of the fact that they are or were our directors or officers or (2) by reason of the fact that, while they are or were our directors or officers, they are or were serving at our request as directors, officers, members, employees, fiduciaries or agents of another corporation, partnership, joint venture, trust or enterprise.
Article VII further permits us to indemnify other employees and agents to the fullest extent permitted by law, for all expenses, liabilities and losses relating to civil, criminal, administrative or investigative proceedings to which they are a party by reason of their employment or agency relationship.
Article VII further provides losses reasonably incurred by present officers and directors in defending such proceedings shall be paid by the Corporation in advance of their final disposition upon delivery to us by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified under Article VII.
Article VII further provides that expenses incurred by our former directors or officers or other employees or agents in defending such proceedings may be paid in advance of their final disposition upon such terms and conditions, if any, as we deem appropriate. We may not indemnify or make advance payments to any person in connection with proceedings initiated against us by such person without the authorization of our board of directors, except with respect to compulsory counterclaims, cross-claims, third-party claims or in connection with suits seeking to enforce rights to indemnification or advancement of expenses as otherwise ordered by a court of competent jurisdiction.

    In addition, in the event that any successor provisions or amendments to the DGCL provide indemnification rights broader than permitted prior thereto,
Article VII allows such broader indemnification rights to apply retroactively with respect to any predating alleged action or inaction and also allows the indemnification to continue after an indemnitee has ceased to be a director or officer of the corporation and to inure to the benefit of the indemnitee's heirs, executors and administrators.

    Article VII further provides that the right to indemnification is not exclusive of any other right which any indemnitee may have or thereafter acquire under any statute, the Certificate of Incorporation or By-Laws, any agreement or vote of stockholders or disinterested directors or otherwise, and allows us to indemnify and advance expenses to any person whom the corporation has the power to indemnify under the DGCL or otherwise.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors and officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    Our By-Laws authorize us to purchase insurance for our directors, officers and employees, and persons who serve at our request as directors, officers, members, employees, fiduciaries or agents of other enterprises against any expense, liability or loss incurred in such capacity, whether or not we would have the power to indemnify such persons against such expense or liability under the By-Laws. We intend to maintain insurance coverage for our officers and directors as well as insurance coverage to reimburse us for potential costs of its corporate indemnification of directors and officers.

                             ADDITIONAL INFORMATION

    We have filed a registration statement with the Commission with respect to our common stock. This information statement does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. This information statement describes the material terms and conditions of each contract, agreement or other document referred to herein or filed as an exhibit to the registration statement; however, with respect to each such contract, agreement or other document, reference is made to such exhibit for a more complete description of the matter involved, and each description thereof contained in this information statement shall be deemed qualified in its entirety by such reference. The registration statement and the exhibits thereto filed by us with the Commission may be inspected at the public reference facilities of the Commission listed below.

    After the spin-off, we will be subject to the information requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at 450 Fifth Street, N.W., Washington, D.C. 10549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Materials that we file electronically with the Commission are available at the Commission's website (http://www.sec.gov), which contains reports, proxies and information statements and other information regarding issuers that file electronically with the Commission. Application has been made to list our common stock on the NYSE and, if and when such common stock commences trading on the NYSE, such reports, proxy statements and other information concerning LCA will be available for inspection at the NYSE, 20 Broad Street, New York, New York 10005.

                              -------------------
    We intend to furnish our stockholders with annual reports containing consolidated financial statements (beginning with fiscal 2001) audited by independent accountants.

                                 LCA GROUP INC.
                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                              PAGE
COMBINED FINANCIAL STATEMENTS                                 ----
Report of Ernst & Young LLP.................................   F-2
Combined Statement of Operations............................   F-3
Combined Balance Sheets.....................................   F-4
Combined Statements of Cash Flows...........................   F-5
Combined Statements of Changes in Invested Capital..........   F-6
Notes to Combined Financial Statements......................   F-7
Schedule II -- Valuation and Qualifying Accounts............   S-1

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of U.S. INDUSTRIES, INC.

    We have audited the accompanying combined balance sheets of LCA Group Inc. (the 'Company') as of September 30, 2000 and 1999, and the related combined statements of operations, cash flows, and changes in invested capital for each of the three years in the period ended September 30, 2000. Our audits also included the financial statement schedule listed in the index to the combined financial statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at September 30, 2000 and 1999, and the combined results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

New York, New York
November 14, 2000

                                 LCA GROUP INC.
                       COMBINED STATEMENTS OF OPERATIONS

                                                              FOR THE FISCAL YEARS ENDED
                                                                     SEPTEMBER 30,
                                                              ---------------------------
                                                               2000      1999      1998
                                                               ----      ----      ----
                                                               (IN MILLIONS, EXCEPT PER
                                                                      SHARE DATA)
Net sales...................................................  $936.9    $917.5    $856.1
Operating costs and expenses:
    Cost of products sold...................................   638.6     628.7     590.5
    Selling, general and administrative expenses............   249.2     234.3     203.9
    Management fee and divisional overhead..................     4.6       7.9       8.3
    Goodwill impairment and restructuring charges...........    84.0      --         2.3
                                                              ------    ------    ------
Operating income (loss).....................................   (39.5)     46.6      51.1
Interest expense to Affiliates..............................   (13.1)    (12.7)    (12.7)
Interest expense............................................    (0.8)     (0.7)     (1.0)
Interest income.............................................     0.7       0.6       1.0
                                                              ------    ------    ------
Income (loss) before income taxes...........................   (52.7)     33.8      38.4
Provision for income taxes..................................   (12.5)    (13.6)    (15.3)
                                                              ------    ------    ------
Net income (loss)...........................................  $(65.2)   $ 20.2    $ 23.1
                                                              ------    ------    ------
                                                              ------    ------    ------
Pro-forma basic and diluted loss per share..................  $(8.48)
                                                              ------
                                                              ------

                  See notes to combined financial statements.

                                 LCA GROUP INC.
                            COMBINED BALANCE SHEETS

                                                              AT SEPTEMBER 30,
                                                              -----------------
                                                               2000      1999
                                                               ----      ----
                                                                (IN MILLIONS)
                           ASSETS
Current assets:
    Cash and cash equivalents...............................  $  7.8    $  9.1
    Trade receivables, net..................................   171.7     173.4
    Inventories.............................................   165.8     172.8
    Deferred income taxes...................................     9.3       9.1
    Other current assets....................................    10.7       8.6
                                                              ------    ------
        Total current assets................................   365.3     373.0
Property, plant and equipment, net..........................   158.0     176.4
Pension assets..............................................     6.7       5.5
Other assets................................................     2.1       1.6
Goodwill, net...............................................    70.1     131.6
                                                              ------    ------
                                                              $602.2    $688.1
                                                              ------    ------
                                                              ------    ------

              LIABILITIES AND INVESTED CAPITAL
Current liabilities:
    Notes payable...........................................  $  3.9    $ 10.8
    Trade accounts payable..................................    59.5      62.7
    Accrued expenses and other liabilities..................    57.1      64.8
    Income taxes payable....................................     4.8       2.8
                                                              ------    ------
        Total current liabilities...........................   125.3     141.1
Deferred income taxes.......................................     5.3       2.5
Other liabilities...........................................    43.5      48.8
Notes payable to Affiliates.................................   201.6     195.0
Interest payable to Affiliates..............................    23.7      10.6
                                                              ------    ------
        Total liabilities...................................   399.4     398.0
Commitments and contingencies
Invested capital............................................   202.8     290.1
                                                              ------    ------
                                                              $602.2    $688.1
                                                              ------    ------
                                                              ------    ------

                  See notes to combined financial statements.

                                 LCA GROUP INC.
                       COMBINED STATEMENTS OF CASH FLOWS

                                                              FOR THE FISCAL YEARS ENDED
                                                                     SEPTEMBER 30,
                                                              ---------------------------
                                                               2000      1999      1998
                                                               ----      ----      ----
                                                                     (IN MILLIONS)
Operating activities:
    Net income (loss).......................................  $(65.2)   $ 20.2    $ 23.1
    Adjustments to reconcile net income to net cash provided
      by operating activities:
        Depreciation and amortization.......................  $ 26.2      23.8      21.0
        Provision (benefit) for deferred income taxes.......     3.0      (0.7)      0.5
        Provision for doubtful accounts.....................     0.3       1.0       2.5
        Goodwill impairment.................................    84.0      --        --
    Changes in operating assets and liabilities, excluding
      the effects of acquisitions and dispositions:
        (Increase) decrease in trade receivables............     3.5      (3.5)    (20.9)
        (Increase) decrease in inventories..................     9.0      (1.1)    (23.3)
        (Increase) decrease in other current assets.........    (1.9)      1.1      10.5
        (Increase) decrease in other non-current assets.....    (1.8)      0.2      (1.0)
        Decrease in trade accounts payable..................    (5.7)     (3.3)     (3.2)
        Increase (decrease) in income taxes payable.........     2.5      (2.2)      4.9
        Decrease in accrued expenses and other
          liabilities.......................................    (7.7)     (5.0)     (8.0)
        Increase (decrease) in other non-current
          liabilities.......................................    (4.6)      3.9       6.5
        Other, net..........................................     1.3      (0.4)     (3.3)
                                                              ------    ------    ------
        Net cash provided by operating activities...........    42.9      34.0       9.3
Investing activities:
    Acquisition of companies, net of cash acquired..........   (73.3)    (64.9)    (37.6)
    Purchases of property, plant and equipment..............   (19.7)    (31.2)    (23.7)
    Proceeds from sales of property, plant and equipment....     1.1       1.9       0.1
                                                              ------    ------    ------
        Net cash used in investing activities...............   (91.9)    (94.2)    (61.2)
Financing activities:
    Proceeds from affiliate debt............................     6.6      --        --
    Proceeds from notes payable.............................     8.2       7.6       5.3
    Repayment of notes payable..............................   (13.7)     (3.0)     (2.9)
    Proceeds from long-term debt............................    --        --         0.2
    Repayment of long-term debt.............................    --        --       (33.3)
    Increase in interest payable to Affiliates..............    13.1      10.6      --
    Capital contributions from Affiliates...................    71.4      62.6      76.4
    Dividends to Affiliates.................................    (7.4)    (10.1)     (6.3)
    Net transfers with Affiliates...........................   (21.0)     (6.8)     23.3
                                                              ------    ------    ------
        Net cash provided by financing activities...........    57.2      60.9      62.7
Effect of exchange rate changes on cash.....................    (9.5)     (4.0)      1.5
                                                              ------    ------    ------
        Net increase (decrease) in cash and cash
          equivalents.......................................    (1.3)     (3.3)     12.3
Cash and cash equivalents at beginning of year..............     9.1      12.4       0.1
                                                              ------    ------    ------
Cash and cash equivalents at end of period..................  $  7.8    $  9.1    $ 12.4
                                                              ------    ------    ------
                                                              ------    ------    ------

                  See notes to combined financial statements.

                                 LCA GROUP INC.
               COMBINED STATEMENTS OF CHANGES IN INVESTED CAPITAL
          FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998

                                                               (IN MILLIONS)
Balance at September 30, 1997...............................           $ 17.1
Net income..................................................  $ 23.1
Translation adjustment......................................     7.2
Minimum pension liability adjustment........................    (2.3)
                                                              ------
Comprehensive income........................................             28.0
Capital contributions from Affiliates.......................            172.0
Dividends to Affiliates.....................................             (6.3)
Net transactions with Affiliates............................             23.3
                                                                       ------
Balance at September 30, 1998...............................            234.1
Net income..................................................    20.2
Translation adjustment......................................   (11.4)
Minimum pension liability adjustment........................     1.5
                                                              ------
Comprehensive income........................................             10.3
Capital contributions from Affiliates.......................             62.6
Dividends to Affiliates.....................................            (10.1)
Net transactions with Affiliates............................             (6.8)
                                                                       ------
Balance at September 30, 1999...............................            290.1
Net loss....................................................   (65.2)
Translation adjustment......................................   (28.9)
Minimum pension liability adjustment........................    (0.2)
                                                              ------
Comprehensive loss..........................................            (94.3)
Capital contributions from Affiliates.......................             71.4
Dividends to Affiliates.....................................             (7.4)
Payment for guarantee of USI stock..........................            (36.0)
Net transactions with Affiliates............................            (21.0)
                                                                       ------
Balance at September 30, 2000...............................           $202.8
                                                                       ------
                                                                       ------

                  See notes to combined financial statements.

                                 LCA GROUP INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND DESCRIPTION OF COMPANY

    The accompanying combined financial statements include the combined operations of LCA Group Inc. (the 'Company'), which is comprised of subsidiaries currently owned, directly or indirectly by U.S. Industries, Inc. (the 'Parent' or 'USI'). The Company, through these USI subsidiaries, manufactures and distributes indoor and outdoor lighting fixtures, hand tools, saws and cutting and industrial tools for markets in North America and Europe. These subsidiaries are grouped into two segments: Lighting (Lighting Corporation of America, Inc., Columbia Lighting Inc., Dual-Lite Inc., Kim Lighting Inc., Architectural Area Lighting Inc., Spaulding Lighting Inc., Progress Lighting Inc., Prescolite Inc. and SiTeco Holding GmbH) and Industrial Tools (Spear & Jackson plc and Bowers Group plc).

    In contemplation of the spin-off and distribution to its stockholders by USI of the ownership in the Company, all the issued and outstanding common stock or net operating assets of certain companies and other assets and interests will be transferred to the Company (the 'Spin-off Transactions'). At September 30, 2000, the Company had no separate legal status or existence as a combined group. These financial statements are presented on a going concern basis as if the Company had existed as a corporation separate from USI during the periods presented and include the historical net assets and results of operations directly related to the Company's operations.

    USI and certain subsidiaries of USI (referred to herein as 'Affiliates') have provided certain corporate general and administrative services to the Company including legal, finance, tax, risk management and employee benefits. A portion of the related costs has been allocated to the Company based on the percentage of the Company's sales to the consolidated sales of USI as management fees. The Company's management believes such amounts are reasonable; however, they may not be indicative of the Company's ongoing costs as a separate public entity. Additionally, the direct costs attributable to division management are included in management fees and divisional overhead in the accompanying combined financial statements.

NOTE 2. ACCOUNTING POLICIES

    Fiscal Year: The Company's fiscal year ends on the Saturday nearest to September 30. All fiscal year data contained herein reflect results of operations for the 52, 52 and 53 week periods ended on the Saturday nearest to September 30, 2000, 1999 and 1998, respectively, but are presented as of such date for convenience of reference.

    Principles of Combination: The combined financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions are eliminated.

    Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Cash Equivalents: Cash equivalents represent short-term, highly liquid investments, which have maturities of ninety days or less when purchased. Except for certain cash balances owned by the Company, cash accounts have been controlled on a centralized basis by an Affiliate. Accordingly, cash receipts and disbursements have been made through Affiliates. The net results of cash transactions between or on behalf of the Company, including intercompany advances are included in the combined balance sheets as invested capital.

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

Depreciation and Amortization:

                                                                 FOR THE FISCAL
                                                                   YEARS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                              2000    1999    1998
                                                              ----    ----    ----
                                                                  (IN MILLIONS)
Depreciation................................................  $22.6   $20.7   $18.7
Amortization of goodwill....................................    3.6     3.1     2.3
                                                              -----   -----   -----
                                                              $26.2   $23.8   $21.0
                                                              -----   -----   -----
                                                              -----   -----   -----

Trade Receivables and Concentrations of Credit Risk:

                                                              AT SEPTEMBER 30,
                                                              -----------------
                                                               2000      1999
                                                               ----      ----
                                                                (IN MILLIONS)
Trade receivables...........................................  $181.5    $184.3
Allowance for doubtful accounts.............................    (9.8)    (10.9)
                                                              ------    ------
                                                              $171.7    $173.4
                                                              ------    ------
                                                              ------    ------

    The Company operates principally in the United States and Europe, and to a lesser extent, in Mexico and Canada. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's estimates.

Inventories:

                                                              AT SEPTEMBER 30,
                                                              -----------------
                                                               2000      1999
                                                               ----      ----
                                                                (IN MILLIONS)
Finished products...........................................  $ 78.6    $ 78.6
In-process products.........................................    26.7      26.7
Raw materials...............................................    60.5      67.5
                                                              ------    ------
                                                              $165.8    $172.8
                                                              ------    ------
                                                              ------    ------

    Inventories are valued at the lower of cost, determined under the first-in, first-out method, or market.

Property, Plant and Equipment:

                                                            AT SEPTEMBER 30,
                                                            -----------------
                                                             2000      1999
                                                             ----      ----
                                                              (IN MILLIONS)
Land and buildings........................................  $ 109.6   $ 117.0
Machinery, equipment and furniture........................    198.1     193.3
Accumulated depreciation..................................   (149.7)   (133.9)
                                                            -------   -------
                                                            $ 158.0   $ 176.4
                                                            -------   -------
                                                            -------   -------

    Property, plant and equipment are stated on the basis of cost less accumulated depreciation provided under the straight-line method. Buildings are depreciated based on lives ranging from twenty to forty years, and machinery, equipment and furniture based on lives ranging from three to ten years.

    Goodwill: Goodwill represents the excess of the purchase price over the fair value of net assets acquired. The Company reviews operating results and other relevant facts every fiscal quarter for each of its businesses to determine if there are indications that the carrying value of its long-lived assets,

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

including goodwill, may be impaired. When there are indicators of impairment, the Company first assesses the recoverability of goodwill associated with long-lived assets in accordance with the requirements of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, which require impairment losses to be recorded when the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. In addition, an enterprise level assessment of the recoverability of any remaining goodwill is performed using the fair value methodology, as permitted under APB No. 17. In the event that such fair value is below the carrying value of an enterprise, for those companies with goodwill, the Company reduces goodwill to the extent it is impaired based upon fair value.

    The fair value methodology is applied to determine the recoverable value for each business on a stand-alone basis using ranges of fair values obtained from independent appraisers. In developing these ranges, the independent appraisers consider (a) publicly available information, (b) financial projections of each business based on management's best estimate, (c) the future prospects of each business as discussed with senior operating and financial management, (d) publicly available information regarding comparable publicly traded companies in each industry, (e) market prices, capitalizations and trading multiples of comparable public companies and (f) other information deemed relevant. In reviewing these valuations and considering the need to record a charge for impairment of enterprise value and goodwill to the extent it is part of the enterprise value, the Company also evaluates solicited and unsolicited bids for the businesses of the Company.

    Goodwill is amortized straight-line over forty years, which is the estimated future period to be benefited. The Company considered the following factors in determining that the appropriate useful life for each of its businesses is forty years: (a) the lighting and tools markets are mature and the Company's businesses have existed in their marketplaces for well over 40 years; (b) the Company's network of strategically-located manufacturing facilities, well-established distribution channels and brand awareness provides a strategic advantage that management believes represents a significant barrier to entry to the lighting fixture business; (c) the Company's core products consist of lighting fixtures, both indoor and outdoor, and lawn and garden and hand tools which are not subject to significant technological obsolescence; (d) there are no legal, regulatory or contractual provisions that limit the useful life of its business's goodwill; and (e) the Company's businesses have demonstrated an ability to sustain their market share and many of the same customers over a long period of time.

    Accumulated amortization aggregated $166.3 million and $166.2 million at September 30, 2000 and 1999, respectively. Amortization of goodwill amounted to $3.6 million, $3.1 million and $2.3 million for fiscal 2000, 1999 and 1998, respectively.

Accrued Expenses and Other Liabilities:

    Accrued Expenses and other liabilities, consist of the following:

                                                             AT SEPTEMBER 30,
                                                             -----------------
                                                              2000      1999
                                                              ----      ----
                                                               (IN MILLIONS)
Compensation related.......................................   $23.0     $27.4
Other......................................................    34.1      37.4
                                                              -----     -----
                                                              $57.1     $64.8
                                                              -----     -----
                                                              -----     -----

    Foreign Currency Translation: The functional currency of each of the Company's foreign operations is the local currency. Assets and liabilities of foreign subsidiaries are translated at the exchange rates in effect at the balance sheet dates, while revenue, expenses and cash flows are translated at average exchange rates for the period. Translation gains and losses are included in invested capital and comprehensive income.

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

    Income Taxes: Deferred tax assets and liabilities are computed based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws. Deferred income tax expense or benefit is based on the changes in the asset or liability from period to period.

    The Company's United States earnings have been included in the consolidated federal income tax return filed by USI. The Company provided for income taxes in the accompanying financial statements as if it were a stand-alone entity and filed separate income tax returns from USI. Federal taxes currently payable have been included in Invested Capital. Income taxes paid to state, local and foreign jurisdictions during fiscal 2000, 1999 and 1998 were $2.0 million, $7.1 million and $1.1 million, respectively.

    Upon completion of the anticipated spin-off, such operations would no longer qualify to be members of the USI consolidated group and, accordingly, will file the applicable income tax returns in the appropriate jurisdictions. USI, the Company and certain of its subsidiaries will enter into tax sharing and indemnification agreements in which USI and certain of its subsidiaries generally will agree to indemnify the Company and its subsidiaries for all income tax liabilities in respect to periods prior to such spin-off.

    Revenue Recognition: Revenue is recognized upon shipment of product to the customer. Provisions are made for warranty and return costs at the time of sale. Such provisions have not been material.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, 'Revenue Recognition in Financial Statements' (SAB
101). The Company believes the effect of the adoption will not be material to its results of operations, financial position or cash flows.

    Advertising Costs: Advertising costs are expensed as incurred. Such amounts totaled $13.1 million, $12.4 million, and $12.6 million for fiscal 2000, 1999, and 1998, respectively.

    Research and Development Costs: Research and development costs are expensed as incurred. Such amounts totaled $5.5 million, $6.1 million, and $6.4 million for fiscal 2000, 1999 and 1998, respectively.

    Fair Value of Financial Instruments: The fair value of all short-term financial instruments approximate their carrying value due to their short maturity. The fair value of the notes payable to Affiliates is also estimated to approximate its carrying amount since it is contemplated that these notes will be repaid at face value upon the completion of the spin-off.

    Derivative Financial Instruments: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, 'Accounting for Derivative Instruments and Hedging Activities,' which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires the Company to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow, or foreign currency hedges, and establishes accounting standards for reporting changes in the fair value of the derivative instruments. Upon adoption, the Company will be required to adjust hedging instruments to fair value in the balance sheet and recognize the offsetting gains or losses as adjustments to be reported in net income or other comprehensive income, as appropriate. The Company will adopt SFAS No. 133 in the first quarter of fiscal 2001. Management does not believe the adoption of SFAS No. 133 will have a material effect on the Company's results of operations or financial position.

    Segment Reporting: Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by chief operating decision makers in deciding how to allocate resources in assessing performance. The Company's operations are classified into two reportable business segments, Lighting and Industrial Tools.

    Comprehensive Income: Comprehensive income is net income and other items, which may include foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. Accumulated comprehensive income at September 30, 2000 and 1999 consists of ($29.2) million and ($0.3) million of cumulative translation

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

adjustment, respectively, and ($1.2) million and ($1.0) million of additional minimum pension liability, respectively net of tax benefit.

    Stock Based Compensation: The Company does not have stock-based compensation plans separate from USI; however, the Company does participate in USI's stock-based compensation plans. Consistent with USI, the Company accounts for participation in these plans in accordance with Accounting Principles Board Opinion No. 25 ('APB 25'), 'Accounting for Stock Issued to Employees' and related interpretations in measuring compensation costs for its stock options and discloses pro forma net income as if compensation costs had been determined consistent with the SFAS No. 123, 'Accounting for Stock-based Compensation'. The Company has no stock options outstanding as of September 30, 2000.

    Subsequent to the Spin-off, the Company anticipates issuing common stock options to executive officers and other key employees. Such stock options will be issued at a price that will equal its fair market value at date of grant. The Company will account for its stock options under APB 25.

    In March 2000, the FASB issued FIN No. 44 to APB 25 effective July 2000. Management anticipates that this new interpretation will not have an effect on earnings.

    Earnings Per Share: Historical earnings per share are not presented because the Company was comprised of direct or indirect subsidiaries of the Parent.

    The pro-forma earnings per share were calculated assuming that 7,690,000 shares of the Company's common stock will be issued upon the Spin-off. One share of the Company's common stock will be issued for every ten USI shares. The pro-forma earnings per share do not include the effect of any options that might be issued by the Company subsequent to the Spin-off.

    Non-Cash Transactions: In fiscal 1998, the Company received a non-cash capital contribution from USI of $95.6 million, which represents the 3,685,520 shares issued by USI for the acquisition of Spear & Jackson plc.

NOTE 3. ACQUISITIONS

    In March 1999, the Company purchased the assets of the Dual-Lite business ('Dual-Lite') for approximately $46.1 million in cash, resulting in goodwill of $36.4 million. Dual-Lite manufactures emergency lights and central inverter systems. The results of Dual-Lite are included in the Lighting segment.

    In January 1999, the Company purchased the Bowers Group PLC ('Bowers') for approximately $15.6 million in cash, resulting in goodwill of $10.2 million. Bowers manufactures metrology instruments. The results of Bowers are included in Industrial Tools segment.

    The proforma effect of the acquisitions and the aggregate assets acquired and liabilities assumed detailed above is not material. These acquisitions have been accounted for as purchases and their results of operations are included in the financial statements from the date of acquisition.

    In December 1997, the Company purchased Spear & Jackson plc ('Spear & Jackson') for $11.1 million in cash and $95.6 million in USI's Common Stock (3,685,520 shares), resulting in initial goodwill of approximately $63.5 million. Spear & Jackson manufactures and distributes hand tools, saws, cutting and industrial tools. The purchase price was subject to a cash contingency, payable on or before June 2000. The cash contingency was based upon certain performance criteria and the market value of USI's stock. The results of Spear & Jackson are included in the Industrial Tools segment. In June 2000, upon expiration of the contingency period related to the December 1997 acquisition of Spear & Jackson, USI made additional cash payments of `L'47 million ($71 million), to the former owners of Spear & Jackson. The share purchase agreement provided for possible additional cash payments by USI to the former shareholders of Spear & Jackson if the value of USI's common stock issued as consideration in the transaction at the closing was not equal to the value of USI's stock at the end of the thirtieth month

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

after the transaction date (which period ended June 3, 2000) and (1) if Spear & Jackson met certain sales targets during that same thirty-month contingency period, or (2) upon certain other factors. The other factors included the failure (a) of USI to use Spear & Jackson to distribute internationally the products of Ames, a subsidiary of USI, (b) of Ames to use Spear & Jackson as a preferred supplier of products not manufactured by Ames, but manufactured by Spear & Jackson, or (c) of USI to retain the services of a person approved by the former shareholders as the chief executive of Spear & Jackson.

    At the end of a thirty month contingency period, the market value of USI's stock, which was computed in accordance with the stock purchase agreement by averaging USI's stock price on the NYSE during the last five trading days of the contingency period, was below the guaranteed amount (i.e. the market value of USI's stock at the acquisition date), which required USI to make a $36 million payment. This portion of the payment was recorded as an adjustment to invested capital as it was based upon the market value of USI's common stock price. The remainder of the cash payment ($35 million) was recorded as additional goodwill as it was made in satisfaction of additional contingent consideration based on other criteria set forth in the purchase agreement. The Company determined that the $35 million payment was purchase consideration, not compensation for services, as the payment was made to all former shareholders, of which only the chief executive, who held a minimal prior ownership in Spear & Jackson, continued employment after the acquisition. In addition, the payment did not represent compensation for the chief executive's continued services since, if the chief executive was not retained by USI (without an appointed successor approved by the former shareholders) such payment became due to all of Spear & Jackson's former shareholders. See Note 4 -- Goodwill Impairment and Restructuring.

    In October 1997, the Company purchased the assets of Siemens AG's European commercial lighting operations for $67.0 million. The acquired business is a European manufacturer and marketer of standard and customized indoor and outdoor lighting products for commercial and industrial use. The business, renamed SiTeco, operates manufacturing facilities in Germany, Austria, and Slovenia. The results of SiTeco are included in the Lighting segment.

    The following summarizes the allocation of the consideration paid for Spear & Jackson and SiTeco to the fair market value of the aggregate assets acquired and liabilities assumed by the Company (in millions):

Assets, net of cash acquired................................  $ 212.7
Assumed liabilities.........................................   (143.0)
Goodwill....................................................     63.5
                                                              -------
                                                              $ 133.2
                                                              -------
                                                              -------

    These acquisitions have been accounted for as purchases and their results of operations have been included in the financial statements from the date of acquisition.

NOTE 4. GOODWILL IMPAIRMENT AND RESTRUCTURING

    Due to indications of impairment based on the additional consideration paid for Spear & Jackson and its current operating results, the Company evaluated the recoverability of the Spear & Jackson goodwill in accordance with its accounting policy as described in Note 2. In evaluating for impairment under its accounting policy, the Company first reviewed for impairment under the requirements of SFAS No. 121. The Company's estimate of undiscounted future cash flows of Spear & Jackson indicated there was no impairment of Spear & Jackson's long-lived assets and associated goodwill, however, the enterprise level assessment of the recoverability of Spear & Jackson's goodwill indicated the goodwill was impaired. In arriving at the fair value of Spear & Jackson, the Company considered a number of factors including 1) competition from less expensive imports; 2) declining margins on exports; 3) general decline in the industrial sector in the United Kingdom 4) Spear & Jackson's long-term financial plan and
5) analysis of values for similar companies. In determining the amount of the impairment, the Company

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

compared the net book value to the estimated fair values of Spear & Jackson. Based on the above, the Company recorded an impairment charge to the goodwill of Spear & Jackson of $84 million in September 2000. The effect of this charge will reduce future goodwill amortization by approximately $2.2 million per annum.

    In June 1998, USI reviewed its long-term strategy and reviewed the operating performance and future prospects of each of its businesses. As a result, USI adopted a plan to improve efficiency and enhance competitiveness at some of the Company's operations. The restructuring plan included the closing of a manufacturing and distribution facility in the Lighting segment. The restructuring did not have a significant impact on the ongoing operations during the periods that manufacturing was transitioned from the facility closed. The expected benefits from the restructuring are primarily reduced fixed costs associated with leased facilities and reduced compensation costs.

    The principal, pre-tax components of the fiscal 1998 restructuring charge were $1.3 million in lease obligations and $1.0 million in severance costs. During fiscal 1998 the Company made cash payments of $1.1 million, with the remaining $1.2 million paid in fiscal 1999. In addition, the Company also incurred $0.5 million of product change costs related to the elimination of product lines. After an income tax benefit of $1.1 million, the charges detailed above reduced net income for the period ended September 30, 1998 by $1.7 million.

NOTE 5. NOTES PAYABLE

    Notes Payable to Affiliates consists of the following:

                                                           AT SEPTEMBER 30,
                                                           -----------------
                                                            2000      1999
                                                            ----      ----
6.5% Notes Payable to Affiliates.........................  $195.0    $195.0
6.25% Notes Payable to Affiliates........................     6.6      --
                                                           ------    ------
Notes payable to Affiliates..............................  $201.6    $195.0
                                                           ------    ------
                                                           ------    ------

    The 6.5% and 6.25% notes are unsecured and mature in fiscal 2005. Interest paid was $0.0 million, $2.1 million and 12.7 million in fiscal 2000, 1999 and 1998, respectively.

    The European lighting business maintains working capital lines of credit guaranteed by USI of $23.5 million and $50.0 million at September 30, 2000 and 1999, respectively, primarily denominated in German Marks. Amounts outstanding under these lines of credit at September 30, 2000 and 1999 were $2.7 million and $7.9 million, respectively, with interest rates ranging from 2.8% to 5.5%. Interest paid was $0.3 million, $0.3 million and $0.6 million in fiscal 2000, 1999 and 1998, respectively.

    Spear & Jackson maintains short-term credit facilities of $5.2 and $9.8 at September 30, 2000 and 1999, respectively, primarily denominated in French francs, British pounds and Australian dollars of which $0.4 million and $0.6 million was guaranteed by USI at September 30, 2000 and 1999, respectively. Amounts outstanding under these lines of credit at September 30, 2000 and 1999 were $1.2 million and $2.9 million, respectively, with interest rates ranging from 4.0% to 12.0%. Interest paid was $0.5 million, $0.4 million and $0.3 million in fiscal 2000, 1999 and 1998, respectively. In addition, Spear & Jackson maintains a line of credit guaranteed by USI of $4.4 million and $5.1 million at September 30, 2000 and 1999, respectively. No amounts were outstanding on this line of credit at September 30, 2000 and 1999.

NOTE 6. PENSION AND OTHER POST-RETIREMENT BENEFITS

    The Company has noncontributory defined benefit plans covering substantially all of its United States employees. The benefits under these plans are based primarily on years of credited service and compensation as defined under the respective plan provisions. The Company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such amounts as the Company may determine

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

to be appropriate from time to time. The Company also provides health care and life insurance benefits for certain groups of retirees. These plans are typically partially contributory by the retirees, but are reflected as liabilities in the Company's balance sheets.

    The Company sponsors defined contribution plans. Contributions relating to defined contribution plans are made based upon the respective plans' provisions. In the United States, the Company also participates in multi-employer plans, which provide defined benefits to union employees of the Company's subsidiaries. Contributions relating to multi-employer plans are based on negotiated collective bargaining agreements.

    The following table provides a reconciliation of changes in the projected benefit obligation, fair value of plan assets and the funded status of the Company's U.S. defined benefit pension and post-retirement benefit plans with the amounts recognized in the Company's balance sheet at September 30:

                                                               PENSION BENEFITS    OTHER BENEFITS
                                                              ------------------   ---------------
                                                               2000       1999      2000     1999
                                                               ----       ----      ----     ----
                                                                         (IN MILLIONS)
Changes in projected benefit obligation:
    Benefit obligation at beginning of year.................   $73.8     $78.9     $ 4.5    $ 4.8
    Service cost............................................     3.1       3.4      --        0.1
    Interest cost...........................................     5.6       5.2       0.3      0.2
    Actuarial (gain) loss...................................    (3.6)     (8.2)      0.7     (0.1)
    Benefits paid...........................................    (5.8)     (5.5)     (0.3)    (0.5)
    Plan amendments.........................................     0.6      --        --       --
                                                               -----     -----     -----    -----
        Benefit obligation at end of year...................   $73.7     $73.8     $ 5.2    $ 4.5
                                                               -----     -----     -----    -----
                                                               -----     -----     -----    -----
Changes in fair value of plan assets:
    Fair value of assets at beginning of year...............   $75.8     $70.5     $--      $--
    Actual return on plan assets............................     5.9      10.2      --       --
    Employer contributions..................................     2.2       0.6       0.3      0.4
    Benefits paid...........................................    (5.8)     (5.5)     (0.3)    (0.4)
                                                               -----     -----     -----    -----
        Fair value of assets at end of year.................   $78.1     $75.8     $--      $--
                                                               -----     -----     -----    -----
                                                               -----     -----     -----    -----
Funded status of plans:
    Plan assets greater (less) than projected benefit
      obligation............................................   $ 4.4     $ 2.0     $(5.2)   $(4.5)
    Unrecognized transition asset...........................    (0.1)     (0.2)     --       --
    Unrecognized net actuarial (gain) loss..................    (6.4)     (3.6)      2.8      2.2
    Unamortized prior service cost (income).................     2.3       1.8      (1.7)    (1.9)
                                                               -----     -----     -----    -----
        Net amount recognized...............................   $ 0.2     $--       $(4.1)   $(4.2)
                                                               -----     -----     -----    -----
                                                               -----     -----     -----    -----
Amounts recognized in the balance sheet consist of:
    Accrued benefits........................................   $(8.1)    $(7.0)    $(4.1)   $(4.2)
    Prepaid benefits........................................     5.5       4.7      --       --
    Intangible asset........................................     1.1       0.8      --       --
    Accumulated other comprehensive income..................     1.7       1.5      --       --
                                                               -----     -----     -----    -----
        Total amount recognized.............................   $ 0.2     $--       $(4.1)   $(4.2)
                                                               -----     -----     -----    -----
                                                               -----     -----     -----    -----

    The aggregate projected benefit obligation and the aggregate fair value of plan assets, for the plans that have projected benefit obligation in excess of plan assets, are $58.5 million and $54.1 million, respectively, in 2000 and $60.5 million and $54.9 million, respectively, in 1999.

    The aggregate accumulated benefit obligation and the aggregate fair value of plan assets, for the plans that have accumulated benefit obligation in excess of plan assets, are $14.9 million and $12.2 million, in 2000 and $16.5 million and $14.0 million, respectively, in 1999.

    The Company's plan assets in the pension plans are included in a master trust managed by USI, which principally invests in listed stocks and bonds, including common stock of USI. USI's common stock included in plan assets was 1,253,100 and 983,100 shares at September 30, 2000 and 1999,

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

representing $12.5 million and $15.5 million of the master trust's assets for the same respective periods. During 2000 and 1999, $0.2 million in dividends on USI stock was paid to the master trust.

    The assumptions used and the net periodic pension cost for the Company's defined benefit plans, as well as the total contributions charged to pension expense for the defined contribution plans covering employees in the United States are presented below.

                                              PENSION BENEFITS               OTHER BENEFITS
                                          -------------------------     -------------------------
                                          2000      1999      1998      2000      1999      1998
                                          ----      ----      ----      ----      ----      ----
                                                     (IN MILLIONS, EXCEPT PERCENTAGES)
Weighted-average assumptions as of
  September 30:
    Discount rate.......................   8.00%     7.50%     6.75%     7.50%     7.50%     6.75%
    Expected return on plan assets......   9.50%     9.50%     9.50%     --        --        --
    Rate of compensation increase.......   4.50%     4.50%     4.25%     --        --        --
Components of net periodic benefit cost:
Defined benefit plans:
    Service cost........................  $ 3.1     $ 3.4     $ 2.7     $--       $ 0.1     $ 0.1
    Interest cost.......................    5.6       5.2       4.7       0.3       0.2       0.2
    Expected return on plan assets......   (6.9)     (6.4)     (6.0)     --        --        --
    Amortization on unrecognized
      transition asset..................   (0.1)     (0.1)     (0.1)     --        --        --
    Prior service cost (income).........    0.3       0.3       0.2      (0.2)     (0.2)     (0.2)
    Net actuarial losses................   --         0.2      --         0.2       0.2       0.2
                                          -----     -----     -----     -----     -----     -----
Net periodic benefit cost for defined
  benefit plans.........................    2.0       2.6       1.5       0.3       0.3       0.3
Defined contribution plans..............    0.4       0.6       0.3      --        --        --
Multi-employer plans....................    0.5       0.5       0.8      --        --        --
                                          -----     -----     -----     -----     -----     -----
Net periodic benefit cost...............  $ 2.9     $ 3.7     $ 2.6     $ 0.3     $ 0.3     $ 0.3
                                          -----     -----     -----     -----     -----     -----
                                          -----     -----     -----     -----     -----     -----

    The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., the health care cost trend rate) for the other post-retirement benefit plans was 9.0% for 2000 and is assumed to decrease 0.5% a year to 5.5%. A one-percentage-point change in the assumed health care cost trend rate would have the following effects at, and for the year ended, September 30, 2000 (in millions):

Effect of a 1% increase in the health care cost trend rate
  on:
    Service cost plus interest cost.........................  $--
    Accumulated post-retirement benefit obligation..........    0.3
Effect of a 1% decrease in the health care cost trend rate
  on:
    Service cost plus interest cost.........................   --
    Accumulated post-retirement benefit obligation..........   (0.3)

    The tables above set forth the historical components of the net periodic pension cost and a reconciliation of the funded status of the pension and other post-retirement benefit plans for the employees associated with the Company and is not necessarily indicative of the amounts to be recognized by the Company on a prospective basis.

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

Foreign Benefit Arrangements

    The Company's foreign defined benefit pension plans cover substantially all SiTeco's employees in Germany and Austria and Spear & Jackson's salaried employees. The following table provides a reconciliation of changes in the projected benefit obligation, the fair value of the plan assets and the funded status of the Company's foreign defined benefit pension plans with the amounts recognized in the Company's balance sheet as of September 30:

                                                              PENSION BENEFITS
                                                              -----------------
                                                               2000      1999
                                                               ----      ----
                                                                (IN MILLIONS)
Change in benefit obligation:
    Benefit obligation at beginning of year.................  $143.9    $143.3
    Service cost............................................     3.6       4.0
    Interest cost...........................................     7.9       8.5
    Employee contributions..................................     0.9       0.9
    Foreign currency exchange rate changes..................   (16.7)     (5.9)
    Actuarial gain..........................................    (1.9)     (0.1)
    Benefits paid...........................................    (6.3)     (6.8)
    Settlement/curtailments.................................    (0.8)     --
                                                              ------    ------
        Benefit obligation at end of year...................   130.6     143.9
                                                              ------    ------
                                                              ------    ------
Change in fair value of plan assets:
    Fair value of assets at beginning of year...............   111.1     101.2
    Actual return on plan assets............................     8.2      17.5
    Employer contributions..................................     2.5       1.6
    Employee contributions..................................     0.9       0.6
    Foreign currency exchange rate changes..................   (11.1)     (3.0)
    Benefits paid...........................................    (6.3)     (6.8)
                                                              ------    ------
        Fair value of assets at end of year.................   105.3     111.1
                                                              ------    ------
                                                              ------    ------
Funded status of plans:
    Plan assets less than projected benefit obligation......   (25.3)    (32.8)
    Unrecognized net actuarial losses.......................     5.8       7.8
                                                              ------    ------
        Total recognized in the consolidated balance
          sheet.............................................   (19.5)    (25.0)
                                                              ------    ------
                                                              ------    ------
Amounts recognized in the balance sheet consist of:
    Prepaid benefits........................................     0.1      --
    Accrued benefits........................................   (19.6)    (25.0)
                                                              ------    ------
        Total recognized in the consolidated balance
          sheet.............................................  $(19.5)   $(25.0)
                                                              ------    ------
                                                              ------    ------

    The aggregate accumulated benefit obligation and the aggregate fair value of plan assets, for plans that have an accumulated benefit obligation in excess of plan assets are $14.8 million and $0.0 million, respectively in 2000 and $19.2 million and $0.0 million, respectively, in 1999.

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

    The assumptions used and net periodic cost for the Company's foreign defined benefit plans are presented below (in millions, except percentages):

                                                    PENSION BENEFITS
                                      ---------------------------------------------
                                          2000            1999            1998
                                          ----            ----            ----
Weighted-average assumption as of
  September 30:
    Discount rate...................   6.0% to 6.5%   5.75% to 6.5%    6.0% to 6.5%
    Rate of compensation increase...   2.5% to 4.0%    2.5% to 4.0%    2.5% to 4.5%
    Expected long-term rate of
      return on plan assets.........           9.0%            9.0%            9.0%

                                                                PENSION BENEFITS
                                                              ---------------------
                                                              2000    1999    1998
                                                              ----    ----    ----
Components of net periodic benefit cost
    Service cost............................................  $ 3.6   $ 4.0   $ 3.4
    Interest cost...........................................    7.9     8.5     7.5
    Expected return on plan assets..........................   (8.8)   (9.1)   (7.4)
    Curtailments............................................   (0.1)   --      --
                                                              -----   -----   -----
    Total periodic cost.....................................  $ 2.6   $ 3.4   $ 3.5
                                                              -----   -----   -----
                                                              -----   -----   -----

NOTE 7. LEASES

    Rental expense for operating leases was $10.1 million, $8.9 million and $6.5 million for the fiscal years ended September 30, 2000, 1999, and 1998.

    Future minimum rental commitments under noncancellable operating leases as of September 30, 2000 are:

                                                  (IN MILLIONS)
2001............................................      $ 8.7
2002............................................        6.8
2003............................................        5.0
2004............................................        3.1
2005............................................        2.7
Thereafter......................................        2.6
                                                      -----
Total minimum lease payments....................      $28.9
                                                      -----
                                                      -----

NOTE 8. INCOME TAXES

    Income before taxes consists of:

                                                         FOR THE FISCAL YEARS
                                                         ENDED SEPTEMBER 30,
                                                        ----------------------
                                                         2000    1999    1998
                                                         ----    ----    ----
                                                            (IN MILLIONS)
United States.........................................  $ 17.4   $18.5   $22.3
Foreign...............................................   (70.1)   15.3    16.1
                                                        ------   -----   -----
                                                        $(52.7)  $33.8   $38.4
                                                        ------   -----   -----
                                                        ------   -----   -----

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

    The provisions (benefit) for federal, foreign, and state income taxes consist of:

                                                         FOR THE FISCAL YEARS
                                                          ENDED SEPTEMBER 30,
                                                         ---------------------
                                                         2000    1999    1998
                                                         ----    ----    ----
                                                             (IN MILLIONS)
Current:
    Federal............................................  $ 4.8   $11.1   $ 8.8
    Foreign............................................    4.4     2.4     5.3
    State..............................................    0.3     0.8     0.7
                                                         -----   -----   -----
                                                           9.5    14.3    14.8
    Deferred...........................................    3.0    (0.7)    0.5
                                                         -----   -----   -----
                                                         $12.5   $13.6   $15.3
                                                         -----   -----   -----
                                                         -----   -----   -----

                                                         FOR THE FISCAL YEARS
                                                         ENDED SEPTEMBER 30,
                                                        ----------------------
                                                         2000    1999    1998
                                                         ----    ----    ----
                                                            (IN MILLIONS)
Statutory federal income tax provision................  $(18.4)  $11.8   $13.4
Foreign income tax differential.......................     0.8     0.9     1.1
State income taxes (net of federal benefit)...........     0.2     0.5     0.4
Goodwill amortization.................................     0.3     0.3     0.3
Change in valuation allowance.........................    29.4    --      --
Miscellaneous.........................................     0.2     0.1     0.1
                                                        ------   -----   -----
                                                        $ 12.5   $13.6   $15.3
                                                        ------   -----   -----
                                                        ------   -----   -----

                                                              AT SEPTEMBER 30,
                                                             ------------------
                                                              2000        1999
                                                              ----        ----
                                                               (IN MILLIONS)
Deferred tax liabilities:
    Property, plant and equipment..........................  $ (8.5)      $(8.3)
    Net pension assets.....................................    (1.1)       (1.0)
    Other..................................................    (0.5)       --
                                                             ------       -----
        Total deferred tax liabilities.....................   (10.1)       (9.3)
                                                             ------       -----
Deferred tax assets:
    Accruals and allowances................................    10.8        11.2
    Post retirement benefits...............................     2.0         1.8
    Inventory..............................................     1.3         1.3
    Intangible assets......................................    29.4        --
    Other..................................................    --           1.6
                                                             ------       -----
        Total deferred tax assets..........................    43.5        15.9
        Valuation allowance................................   (29.4)       --
                                                             ------       -----
        Net deferred tax asset.............................  $  4.0       $ 6.6
                                                             ------       -----
                                                             ------       -----

    The classification of the deferred tax balances is:

Current asset..............................................  $11.0       $10.0
Current liability..........................................   (1.7)       (0.9)
                                                             -----       -----
                                                               9.3         9.1
                                                             -----       -----
Noncurrent asset...........................................    3.1         5.8
Noncurrent liability.......................................   (8.4)       (8.3)
                                                             -----       -----
                                                              (5.3)       (2.5)
                                                             -----       -----
    Net deferred tax asset.................................  $ 4.0       $ 6.6
                                                             -----       -----
                                                             -----       -----

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9. STOCK COMPENSATION PLANS

    Certain key employees of the Company participate in stock incentive plans of USI that provide for awards of restricted stock and stock options to purchase USI common stock at prices equal to the fair value of the underlying shares at the date of grant. The compensation expense related to the award of USI restricted stock to key employees of the Company was $0.1 million, $0.2 million and $0.1 million for fiscal 2000, 1999 and 1998, respectively, and is included in the combined financial statements of the Company. Options awarded to employees of the Company under the USI plans vest 25% per year until fully vested after four years. Restrictions on stock awarded to employees of the Company under the USI plans lapse either in tranches periodically throughout a seven-year period or at the expiration of the seven-year period. In October 2000, the USI Compensation Committee approved, upon a spin-off of the Company from USI, the acceleration of vesting and the extension of terms for certain grants of USI options for LCA employees. In addition, the vesting of USI restricted stock awards held by LCA employees will be accelerated. In fiscal 2001, the Company will record a compensation charge of approximately $2 million related to the modifications noted above.

    Under USI's compensation plans, the independent directors, officers and employees may be granted options to purchase USI's stock at no less than the fair market value of the date of the option grant. The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for USI's stock option plan been determined based on the fair market value at the grant date for awards in fiscal 2000, 1999 and 1998, consistent with the provision of SFAS 123, the Company's net income would have been adjusted to the pro forma amounts indicated below:

                                                            FOR THE FISCAL
                                                             YEARS ENDED
                                                        ----------------------
                                                         2000    1999    1998
                                                         ----    ----    ----
                                                         (IN MILLIONS, EXCEPT
                                                              PER SHARE)
Net income (loss)-as reported.........................  $(65.2)  $20.2   $23.1
Net income (loss)-pro forma...........................   (65.3)   20.0    23.0

    These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes model with the following assumptions:

                                                              USI PLANS
                                                              ---------
Expected dividend yield at date of grant:
    2000....................................................    1.73%
    1999....................................................    1.15%
    1998....................................................     .74%

Expected stock price volatility:
    2000....................................................   35.90%
    1999....................................................   36.80%
    1998....................................................   40.40%

Risk-free interest rate:
    2000....................................................    6.55%
    1999....................................................    6.10%
    1998....................................................    5.83%
Expected life of options....................................  4 years

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

    The weighted-average fair value of options, calculated using the Black-Scholes option pricing model, granted during 2000, 1999 and 1998 is $3.76, $5.47 and $9.96, respectively. A summary of the Company's stock option activity and related information for employees who worked directly for the Lighting and Industrial Tools businesses for the years ended September 30 follows:

                                       2000                 1999                 1998
                                ------------------   ------------------   ------------------
                                          WEIGHTED             WEIGHTED             WEIGHTED
                                NUMBER    AVERAGE    NUMBER    AVERAGE    NUMBER    AVERAGE
                                  OF      EXERCISE     OF      EXERCISE     OF      EXERCISE
                                OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                                -------    -----     -------    -----     -------    -----
Outstanding -- beginning of
  year........................  347,264     16.04    207,687    $15.38    233,248    $11.84
Granted.......................   17,500     11.56    168,000     16.97     46,750     27.03
Exercised.....................  (11,416)     8.75     (9,435)     8.91    (53,869)     9.50
Cancelled/expired.............  (40,576)    17.53    (18,988)    20.57    (18,442)    17.23
                                -------    ------    -------    ------    -------    ------
Outstanding -- end of year....  312,772     15.87    347,264    $16.04    207,687    $15.38
                                -------    ------    -------    ------    -------    ------
                                -------    ------    -------    ------    -------    ------
Exercisable -- end of year....  107,257     16.43    135,271    $11.83     66,500    $10.51
                                -------    ------    -------    ------    -------    ------
                                -------    ------    -------    ------    -------    ------

    The following table summarizes the status of the stock options outstanding and exercisable at September 30, 2000:

                                                                            STOCK OPTIONS
                                          STOCK OPTIONS OUTSTANDING          EXERCISABLE
                                       --------------------------------   ------------------
                                                  WEIGHTED     WEIGHTED             WEIGHTED
                                       NUMBER     REMAINING    AVERAGE    NUMBER    AVERAGE
                                         OF      CONTRACTUAL   EXERCISE     OF      EXERCISE
EXERCISE PRICES                        OPTIONS      LIFE        PRICE     OPTIONS    PRICE
---------------                        -------      ----        -----     -------    -----
$8.75 to $11.56......................  110,910      3.96        $ 9.21     36,725    $ 8.81
$16.13 to $17.00.....................  130,830      8.16         16.96     38,333     16.97
$20.50 to $28.00.....................   71,032      6.80         24.24     32,199     24.50
                                       -------      ----        ------    -------    ------
    Total............................  312,772      6.36        $15.87    107,257    $16.43
                                       -------      ----        ------    -------    ------
                                       -------      ----        ------    -------    ------

NOTE 10. COMMITMENTS AND CONTINGENCIES

    The Company is subject to a wide range of environmental protection laws. The Company has remedial and investigatory activities underway at approximately seven sites, of which the Company has been named as a Potentially Responsible Party ('PRP') at four 'superfund' sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or comparable statutes.

    It is often difficult to estimate the future impact of environmental matters, including potential liabilities. The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. This practice is followed whether the claims are asserted or unasserted. Reserves for estimated losses from environmental remediation are, depending on the site, based primarily upon internal or third party environmental studies, and estimates as to the number, participation level and financial viability of any other PRP's, the extent of contamination and the nature of required remedial actions. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present fair value unless the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or readily determinable. The Company has not discounted any obligations as these criteria have not been met. Recoveries of environmental remediation costs from other parties are recognized as assets when their receipt is deemed probable. Management expects that the amount reserved will be paid out over the periods of remediation for the applicable sites which range up to 30 years and that such reserves are adequate based on all current data. Each of the sites in

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

question is at various stages of investigation or remediation; however, no information currently available reasonably suggests that projected expenditures associated with remedial action or compliance with environmental laws for any single site or for all sites in the aggregate, will have a material adverse affect on the Company's financial condition, results of operations or cash flows.

    At September 30, 2000, the Company had accrued approximately $4.4 million for various environmental related liabilities of which the Company is aware. The Company believes that the range of liability for such matters is between approximately $1.1 million and $5.2 million.

    Also, certain of the Company's subsidiaries are defendants or plaintiffs in lawsuits that have arisen in the normal course of business. While certain of these matters involve substantial amounts, it is management's opinion, based on the advice of counsel, that the ultimate resolution of such litigation and environmental matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

NOTE 11. SEGMENT DATA

    The Company's operations are classified into two business segments: Lighting and Industrial Tools. These operations are conducted primarily in the United States, and to a lesser extent, in other regions of the world. The following table presents certain information about the Company by segment:

                                                    FOR THE FISCAL YEARS ENDED SEPTEMBER 30,
                                               ---------------------------------------------------
                                                      NET SALES           OPERATING INCOME (LOSS)
                                               ------------------------   ------------------------
                                                2000     1999     1998     2000     1999     1998
                                               ------   ------   ------   ------   ------   ------
                                                                  (IN MILLIONS)
Business segments:
    Lighting(1)..............................  $813.5   $804.0   $765.5   $ 43.4   $ 48.3   $ 53.5
    Industrial Tools(2)......................   123.4    113.5     90.6    (78.3)     6.2      5.9
    Management fees and divisional
      overhead...............................    --       --       --       (4.6)    (7.9)    (8.3)
                                               ------   ------   ------   ------   ------   ------
                                               $936.9   $917.5   $856.1    (39.5)    46.6     51.1
                                               ------   ------   ------
                                               ------   ------   ------
    Interest expense to Affiliates...........                              (13.1)   (12.7)   (12.7)
    Interest expense.........................                               (0.8)    (0.7)    (1.0)
    Interest income..........................                                0.7      0.6      1.0
                                                                          ------   ------   ------
    Income (loss) before income taxes........                              (52.7)    33.8     38.4
    Provision for income taxes...............                              (12.5)   (13.6)   (15.3)
                                                                          ------   ------   ------
    Net income (loss)........................                             $(65.2)  $ 20.2   $ 23.1
                                                                          ------   ------   ------
                                                                          ------   ------   ------

---------

(1) Operating income for the year ended September 30, 1998 includes restructuring charges of $2.3 million and other related charges of $0.5 million.

(2) Operating loss for the year ended September 30, 2000 includes goodwill impairment charges of $84.0 million.

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

    The following table presents certain information about the Company by segment:

                                                              FOR THE FISCAL YEARS ENDED
                                                                     SEPTEMBER 30,
                                                              ---------------------------
                                                               2000      1999      1998
                                                               ----      ----      ----
                                                                     (IN MILLIONS)
Assets
    Lighting................................................  $506.3    $525.9    $468.3
    Industrial Tools........................................    95.9     162.2     149.0
                                                              ------    ------    ------
        Total Assets........................................  $602.2    $688.1    $617.3
                                                              ------    ------    ------
                                                              ------    ------    ------

Depreciation and Goodwill Amortization
    Lighting................................................  $ 21.4    $ 19.5    $ 17.6
    Industrial Tools........................................     4.8       4.3       3.4
                                                              ------    ------    ------
        Total Depreciation and Goodwill Amortization........  $ 26.2    $ 23.8    $ 21.0
                                                              ------    ------    ------
                                                              ------    ------    ------

Capital Expenditures
    Lighting................................................  $ 17.7    $ 27.5    $ 19.0
    Industrial Tools........................................     2.0       3.7       4.7
                                                              ------    ------    ------
        Total Capital Expenditures..........................  $ 19.7    $ 31.2    $ 23.7
                                                              ------    ------    ------
                                                              ------    ------    ------

NOTE 12. GEOGRAPHIC AREAS

    The following table presents certain information about the Company by geographic areas (in millions):

                                                              FOR THE FISCAL YEARS ENDED
                                                                     SEPTEMBER 30,
                                                              ---------------------------
                                                               2000      1999      1998
                                                               ----      ----      ----
                                                                     (IN MILLIONS)
Net Sales
    United States...........................................  $612.1    $582.6    $567.3
    Foreign
        United Kingdom......................................    61.6      53.7      45.6
        Germany.............................................   129.3     131.9     138.9
        Other...............................................   133.9     149.3     104.3
                                                              ------    ------    ------
            Total Net Sales.................................  $936.9    $917.5    $856.1
                                                              ------    ------    ------
                                                              ------    ------    ------
Operating Income (Loss)(1)
    United States...........................................  $ 30.4    $ 30.8    $ 34.4
    Foreign
        United Kingdom......................................   (81.5)      2.9       3.0
        Germany.............................................     8.7       6.9      10.9
        Other...............................................     2.9       6.0       2.8
                                                              ------    ------    ------
            Total Operating Income (Loss)...................  $(39.5)   $ 46.6    $ 51.1
                                                              ------    ------    ------
                                                              ------    ------    ------
Long-lived Assets
    United States...........................................  $142.3    $146.8    $102.5
    Foreign
        United Kingdom......................................    34.2      97.7      88.2
        Germany.............................................    41.7      53.3      57.1
        Other...............................................     9.9      10.2      11.9
                                                              ------    ------    ------
            Total long-lived assets.........................  $228.1    $308.0    $259.7
                                                              ------    ------    ------
                                                              ------    ------    ------

                                                         (footnote on next page)

                                 LCA GROUP INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(footnote from previous page)

(1) Operating loss for the year ended September 30, 2000 included goodwill impairment charges of $84.0 million; all of those charges relate to United Kingdom operating loss. Operating earnings for the year ended September 30, 1998 included restructuring charges of $2.3 million; all of these charges relate to operating earnings within the United States.

NOTE 13. QUARTERLY FINANCIAL DATA (UNAUDITED)

    Selected quarterly financial information for the fiscal years ended September 30, 2000 and 1999 is as follows (in millions):

                                            2000                                      1999
                           ---------------------------------------   ---------------------------------------
      QUARTER ENDED        DEC. 31   MARCH 31   JUNE 30   SEPT. 30   DEC. 31   MARCH 31   JUNE 30   SEPT. 30
      -------------        -------   --------   -------   --------   -------   --------   -------   --------
Net sales................  $225.2     $238.3    $235.4     $238.0    $217.0     $224.8    $235.2     $240.5
Gross profit.............    74.0       74.7      74.4       75.2      69.7       70.4      75.7       73.0
Net income (loss)(A).....     3.8        3.2       3.0      (75.2)      4.7        3.9       5.8        5.8

---------

 (A) The quarter ended September 30, 2000 includes goodwill impairment charges of $84.0 million related to Spear & Jackson with no related tax benefit.

    All periods presented are 13 weeks.

                                                                     SCHEDULE II

                                 LCA GROUP INC.
                       VALUATION AND QUALIFYING ACCOUNTS

              COLUMN A                  COLUMN B            COLUMN C            COLUMN D        COLUMN E
                                                            ADDITIONS
                                                     -----------------------
                                      BALANCE AT     CHARGED TO   CHARGED TO     NET           BALANCE AT
                                      BEGINNING OF   COSTS AND     OTHER       ADDITIONS       END OF
            DESCRIPTION                PERIOD        EXPENSES     ACCOUNTS     DEDUCTIONS      PERIOD
------------------------------------  ------------   ----------   ----------   ----------      ----------
                                                                 (IN MILLIONS)

Year ended September 30, 1998
Deducted from asset accounts:
    Allowance for doubtful
      accounts......................     $ 5.5          $2.5        $   --       $ 1.9(a)(b)     $ 9.9
Year ended September 30, 1999
Deducted from asset accounts:
    Allowance for doubtful
      accounts......................     $ 9.9          $1.0        $   --       $  --(a)(b)     $10.9
Year ended September 30, 2000
Deducted from asset accounts:
    Allowance for doubtful
      accounts......................     $10.9          $0.3        $   --       $(1.4)(a)(b)    $ 9.8

---------

(a) Uncollectible accounts written off, net of recoveries.

(b) Amount in connection with acquisition.

                                                                         ANNEX A

                                    FORM OF
                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                                 LCA GROUP INC.

    LCA Group Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

    1. The name of the Corporation is LCA Group Inc. (the 'Corporation'). The Corporation was originally incorporated under the name Lighting Corporation of America. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 30, 1987 under the name HKID 14 Inc. There have been three Certificates of Amendment to the Certificate of Incorporation filed with the Secretary of State of Delaware. On April 4, 1988, the name of the Corporation was changed to JWSP Holdings, Inc. On May 1, 1997 the name of the Corporation was changed to Lighting Corporation of America and on November 2, 2000, the name of the Corporation was changed to LCA Group Inc. This Amended and Restated Certificate of Incorporation restates and further amends the Certificate of Incorporation of the Corporation, as heretofore amended, and has been adopted and approved in accordance with the provisions of Sections 245 and 242 of the Delaware General Corporation Law. Stockholder approval of this Amended and Restated Certificate of Incorporation was effected by written consent in accordance with Section 228 of the Delaware General Corporation Law.

    2. The text of the Certificate of Incorporation of the Corporation, as heretofore amended, hereby is amended and restated to read in its entirety is as follows:

                                   ARTICLE I
                                      NAME

    The name of the Corporation is LCA Group Inc.

                                   ARTICLE II
                         ADDRESS OF REGISTERED OFFICE;
                            NAME OF REGISTERED AGENT

    The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at that address in the State of Delaware is The Corporation Trust Company.

                                  ARTICLE III
                               PURPOSE AND POWERS

    The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may now or hereafter be organized under the Delaware General Corporation Law ('Delaware Law'). It shall have all powers that may now or hereafter be lawful for a corporation to exercise under Delaware Law.

                                   ARTICLE IV
                                 CAPITAL STOCK

    SECTION 4.1 Total Number of Shares of Stock. The total number of shares of capital stock of all classes that the Corporation shall have authority to issue is 25,000,000 shares. The authorized capital stock is divided into 2,000,000 (Two Million) shares of preferred stock, of the par value of $.01 each (the 'Preferred Stock'), and 23,000,000 shares of common stock, of the par value of $.01 each (the 'Common Stock').

    SECTION 4.2 Preferred Stock. (a) The shares of Preferred Stock of the Corporation may be issued from time to time in one or more series thereof, the shares of each series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as are stated and expressed herein or in the resolution or resolutions providing for the issue of such series, adopted by the board of directors of the Corporation (the 'Board of Directors') as hereinafter provided.

    (b) Authority is hereby expressly granted to the Board of Directors, subject to the provisions of this Article IV and to the limitations prescribed by Delaware Law, to authorize the issue of one or more series of Preferred Stock and with respect to each such series to fix by resolution or resolutions providing for the issue of each series the voting powers, full or limited, if any, of the shares of such series and the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination or fixing of the following:

        (i) the maximum number of shares to constitute such series (which may subsequently be increased or decreased by resolutions of the Board of Directors unless otherwise provided in the resolution providing for the issue of such series), the distinctive designation thereof and the stated value thereof if different than the par value thereof;

        (ii) the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation that such dividends shall bear to the dividends payable on any other class or classes of stock or any other series of any class of stock of the Corporation, and whether such dividends shall be cumulative or noncumulative;

        (iii) whether the shares of such series shall be subject to redemption, in whole or in part, and if made subject to such redemption the times, prices and other terms and conditions of such redemption, including whether or not such redemption may occur at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event;

        (iv) the terms and amount of any sinking fund established for the purchase or redemption of the shares of such series;

        (v) whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes of any stock or any other series of any class of stock of the Corporation, and, if provision is made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange;

        (vi) the extent, if any, to which the holders of shares of such series shall be entitled to vote with respect to the election of directors or otherwise;

        (vii) the restrictions, if any, on the issue or reissue of any additional Preferred Stock;

        (viii) the rights of the holders of the shares of such series upon the dissolution of, or upon the subsequent distribution of assets of, the Corporation; and

        (ix) the manner in which any facts ascertainable outside the resolution or resolutions providing for the issue of such series shall operate upon the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of such series.

    SECTION 4.3 Common Stock. The shares of Common Stock of the Corporation shall be of one and the same class. The holders of Common Stock shall have one vote per share of Common Stock on all matters on which holders of Common Stock are entitled to vote.

                                   ARTICLE V
                               BOARD OF DIRECTORS

    SECTION 5.1 Powers of Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors, which shall consist of not fewer than three or more than eleven members. In furtherance, and not in limitation, of the powers conferred by Delaware Law, the Board of Directors is expressly authorized to:

        (a) adopt, amend, alter, change or repeal the By-Laws of the Corporation; provided, however, that no By-Laws hereafter adopted shall invalidate any prior act of the directors that would have been valid if such new By-Laws had not been adopted;

        (b) determine the rights, powers, duties, rules and procedures that affect the power of the Board of Directors to manage and direct the business and affairs of the Corporation, including the power to designate and empower committees of the Board of Directors, to elect, appoint and empower the officers and other agents of the Corporation, and to determine the time and place of, and the notice requirements for, Board meetings, as well as the quorum and voting requirements for, and the manner of taking, Board action; and

        (c) exercise all such powers and do all such acts as may be exercised or done by the Corporation, subject to the provisions of Delaware Law, this Certificate of Incorporation, and the By-Laws of the Corporation.

    SECTION 5.2 Number of Directors. Except as may be provided in a resolution or resolutions providing for any series of Preferred Stock pursuant to Article IV hereof with respect to any directors elected by the holders of such series, and subject to Section 5.1 of this Certificate of Incorporation, the number of directors constituting the Board of Directors shall be determined from time to time exclusively by a vote of a majority of the Board of Directors in office at the time of such vote.

    SECTION 5.3 Classified Board of Directors. The directors shall be divided into three classes, with each class to be as nearly equal in number as reasonably possible, and with the initial term of office of the first class of directors to expire at the 2002 annual meeting of stockholders, the initial term of office of the second class of directors to expire at the 2003 annual meeting of stockholders and the initial term of office of the third class of directors to expire at the 2004 annual meeting of stockholders, in each case upon the election and qualification of their successors. Commencing with the 2002 annual meeting of stockholders, directors elected to succeed those directors whose terms have thereupon expired shall be elected to a term of office to expire at the third succeeding annual meeting of stockholders after their election, and upon the election and qualification of their successors. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain the number of directors in each class as nearly equal as reasonably possible, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

    SECTION 5.4 Vacancies. Except as may be provided in a resolution or resolutions providing for any series of Preferred Stock pursuant to Article IV hereof with respect to any directors elected by the holders of such series, any vacancies in the Board of Directors for any reason and any newly created directorship resulting by reason of any increase in the number of directors may be filled only by the Board of Directors, acting by a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director, and any directors so appointed shall hold office until the next election of the class of which such directors have been chosen and until their successors are elected and qualified.

    SECTION 5.5 Removal of Directors. Except as may be provided in a resolution or resolutions providing for any series of Preferred Stock pursuant to Article IV hereof with respect to any directors elected by the holders of such series, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of the shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting together as a single class.

                                   ARTICLE VI
                STOCKHOLDER ACTIONS AND MEETINGS OF STOCKHOLDERS

    Except as may be provided in a resolution or resolutions providing for any class or series of Preferred Stock pursuant to Article IV hereof, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any written consent in lieu of a meeting by such holders. Special meetings of stockholders of the Corporation may be called only by the Chairman of the Board or by the Secretary upon direction of the Board of Directors pursuant to a resolution adopted by a majority of the members of the Board of Directors then in office. Elections of directors need not be by written ballot, unless otherwise provided in the By-Laws. For purposes of all meetings of stockholders, a quorum shall consist of a majority of the shares entitled to vote at such meeting of stockholders, unless otherwise required by law.

                                  ARTICLE VII
                      LIMITATION ON LIABILITY OF DIRECTORS

    No person shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, including without limitation directors serving on committees of the Board of Directors; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived an improper personal benefit. If Delaware Law is amended hereafter to authorize corporate action further eliminating or limited the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by Delaware Law, as so amended. Any amendment, repeal or modification of this
Article VII shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, repeal or modification.

                                  ARTICLE VIII
                         CERTAIN BUSINESS COMBINATIONS

    SECTION 8.1. Vote Required For Certain Business Combinations. Except as otherwise expressly provided in Section 8.2, in addition to any affirmative vote required by law or by any other provision of the Certificate of Incorporation of the Corporation, the affirmative vote of the holders of not less than 80% of the outstanding shares of 'Voting Stock' (as hereinafter defined) of the Corporation voting together as a single class shall be required for the approval or authorization of any 'Business Combination' (as hereinafter defined) of the Corporation with any 'Related Person' (as hereinafter defined). For the purpose of this Article:

        (A) The term 'Business Combination' shall mean (1) any merger or consolidation of the Corporation or a Subsidiary (as hereinafter defined) of the Corporation with or into a Related Person or of a Related Person with or into the Corporation or a Subsidiary of the Corporation; (2) any sale, lease, exchange, transfer, or other disposition, including, without limitation, a mortgage or any other hypothecation or transfer as collateral, of all or any 'Substantial Part' (as hereinafter defined) of the assets either of the Corporation (including, without limitation, any voting securities of a Subsidiary) or of a Subsidiary of the Corporation to a Related Person; (3) the issuance of any securities (other than by way of a distribution to stockholders made pro rata to all holders of the class of stock to receive the distribution) of the Corporation or a Subsidiary of the Corporation to a Related Person; (4) the acquisition by the Corporation or a Subsidiary of the Corporation of any securities of a Related Person;
    (5) any recapitalization that would have the effect, directly or indirectly, of increasing the voting power of a Related Person; (6) any merger of the Corporation into a Subsidiary of the Corporation; or (7) any agreement, contract, or other arrangement providing for any of the transactions described in this definition of 'Business Combination.'

        (B) The term 'Related Person' shall mean and include any individual, corporation, partnership, or other person or entity which, together with its 'Affiliates' and 'Associates,' 'Beneficially Owns' (as hereinafter defined), in the aggregate ten percent (10%) or more of the outstanding Voting Stock of the Corporation, and any Affiliate or Associate of any such individual, corporation, partnership, or other person or entity.

        (C) The term 'Substantial Part' shall mean more than 80% of the book value of the total consolidated assets of the Corporation as reported in the consolidated financial statements of the

    Corporation and its subsidiaries as of the end of its most recent fiscal year ending prior to the time as of which a 'Substantial Part' is to be determined.

        (D) The term 'Voting Stock' shall mean all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors of the Corporation and each reference to a percentage of shares of Voting Stock shall refer to such percentage of the votes entitled to be cast by such shares.

        (E) The terms 'Affiliate' and 'Associate' shall have the meanings set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as in effect on the Effective Date (as defined in subsection 2.6).

        (F) The term 'Beneficially Owns' shall have the meaning set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as in effect on the Effective Date (as defined in subsection 2.6), PROVIDED, HOWEVER, that, any shares of Voting Stock of the Corporation that any Related Person has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise, shall be deemed Beneficially Owned by the Related Person whether immediately exercisable or exercisable within ten years of the date as of which Beneficial Ownership is to be determined.

        (G) The term 'Subsidiary' with respect to the Corporation shall mean any corporation, partnership, limited liability company, business trust or similar entity of which a majority of any class of any equity security is owned directly or indirectly by the Corporation.

    SECTION 8.2. When Higher Vote Is Not Required. The provisions of Section 8.1 shall not be applicable to any particular Business Combination and such Business Combination shall require only such affirmative vote as may be required by law or by any other provision of the Certificate of Incorporation of the Corporation, if all of the conditions specified in either of the following paragraphs (A) or (B) are met:

        (A) the Business Combination shall have been approved by a vote of not less than two-thirds of the Directors, or

        (B) all of the following conditions shall have been met:

           (1) the aggregate amount of cash and the Fair Market Value (as hereinafter defined) as of the date of the consummation of the Business Combination of the consideration, other than cash, to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the highest of the following:

               (a) if applicable, the highest price per share (including any brokerage commissions, transfer taxes, and soliciting dealers' fees) paid by the Related Person for any shares of Common Stock acquired by it (i) within the two year period immediately prior to the first public announcement of the proposal of the Business Combination (the 'Announcement Date') or (ii) in the transaction in which it became a Related Person; or

               (b) the Fair Market Value per share of Common Stock on the Announcement Date or on the date on which the Related Person became a Related Person (such latter date is referred to in this Article as the 'Determination Date'), whichever is higher; and

           (2) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of the consideration, other than cash, to be received per share by holders of shares of any class or series of outstanding Voting Stock, other than Common Stock, shall be at least equal to the highest of the following (it being intended that the requirements of this subparagraph (B)(2) shall be required to be met with respect to every class or series of outstanding capital stock of the Corporation other than Common Stock, whether or not the Related Person has previously acquired any shares of such class or series of Voting Stock):

               (a) if applicable, the highest per share price (including any brokerage commission, transfer taxes, and soliciting dealers' fees) paid by the Related Person for any shares of such class or series of Voting Stock acquired by it (i) within the two year period immediately prior to the Announcement Date or (ii) in the transaction in which it became a Related Person, whichever is higher; or

               (b) if applicable, the Redemption Price (as hereinafter defined) of the shares of such class or series, or if such shares have no Redemption Price, the highest amount per share which such class or series would be entitled to receive upon liquidation of the Corporation on the Announcement Date or the Determination Date, whichever is higher; or

               (c) the Fair Market Value per share of such class or series of Voting Stock on the Announcement Date or on the Determination Date, whichever is higher; and

           (3) the consideration to be received in such Business Combination by holders of each class or series of outstanding Voting Stock (including Common Stock) shall be in cash or in the same form as the Related Person has previously paid for shares of such class or series of Voting Stock; PROVIDED, HOWEVER, that if the Related Person has paid for shares of any class or series of Voting Stock with varying forms of consideration, the form of consideration for such class or series of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class or series of Voting Stock previously acquired by it; and

           (4) a proxy statement responsive to the requirements of the Securities Exchange Act of 1934, as amended, shall have been mailed to public stockholders of the Corporation for the purpose of soliciting stockholder approval of the Business Combination and shall have contained at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the Business Combination that the Directors, or any of them, may choose to state and, if deemed advisable by a majority of the Directors, an opinion of a reputable investment banking firm as to the fairness (or not) of the terms of the Business Combination, from the point of view of the remaining public stockholders of the Corporation (such investment banking firm to be selected by a majority of the Directors and to be paid a reasonable fee for their services by the Corporation upon receipt of the opinion).

    SECTION 8.3. Certain Definitions And Additional Provisions. For the purposes of this Article:

        (A) 'Fair Market Value' shall mean:

           (1) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended, on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the NASDAQ National Market or any quotations system then generally in use, or, if no such quotations are available, the Fair Market Value on the date in question of a share of such stock as determined by the Directors in good faith, which determination shall be final; and

           (2) in the case of property other than cash or stock, the Fair Market Value of such property on the date in question as determined by the Directors in good faith, which determination shall be final.

        (B) The Board of Directors, with the approval of a majority of the total number of Directors, shall have the power and duty to determine, on the basis of information known to it after reasonable inquiry, all facts necessary to determine compliance with this Article, including, without limitation, (i) whether a person is a Related Person, (ii) the number of shares of Voting Stock Beneficially Owned by any person, (iii) whether a person is an Affiliate or Associate of another person, (iv) whether the applicable conditions set forth in paragraph (B) of Section 2 have been met with respect to any Business Combination, and (v) whether the proposed transaction is a Business Combination. Any such determinations shall be final.

    SECTION 8.4. Amendment Of This Article. This Article may be amended, altered, changed, or repealed only by the affirmative vote of the holders of at least 80% of the outstanding shares of Voting

Stock voting together as a single class unless the proposed amendment, alteration, change, or repeal has been recommended to the stockholders by the Board of Directors with the approval of at least two-thirds of the Directors, in which event the proposed amendment, alteration, change, or repeal shall require for approval the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Voting Stock, voting as a single class.

                                   ARTICLE IX
                              AMENDMENT OF BY-LAWS

    The Board of Directors shall have the power to adopt, amend, alter, change or repeal any By-Laws of the Corporation. In addition, the stockholders of the Corporation may adopt, amend, alter, change or repeal any By-Laws of the Corporation by the affirmative vote of the holders of at least 80% of the voting power of all of the shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting together as a single class (notwithstanding the fact that a lesser percentage may be specified by Delaware
Law).

                                   ARTICLE X
                   AMENDMENT OF CERTIFICATE OF INCORPORATION

    The Corporation hereby reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred upon stockholders, directors, and officers herein are granted subject to this reservation. Except as may be provided in a resolution or resolutions providing for any series of Preferred Stock pursuant to Article IV hereof and that relate to such series of Preferred Stock, any such amendment, alteration, change or repeal shall require the affirmative vote of both (a) a majority of the members of the Board of Directors then in office and (b) a majority of the voting power of all of the shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class; except that any proposal to amend, alter, change or repeal the provisions of Article V, Sections 5.3 and 5.5, Article VI, Article IX and this Article X shall require the affirmative vote of 80% of the voting power of all of the shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

                                   ARTICLE XI
                                  SEVERABILITY

    In the event that any provision of this Certificate of Incorporation (including any provision within a single Section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the full extent permitted by law.

    THE UNDERSIGNED, being the Senior Vice President, General Counsel and Secretary of the Corporation, for the purpose of amending and restating the Certificate of Incorporation of the Corporation pursuant to Delaware Law, does make this Certificate, hereby declaring and certifying that this is the act and deed of the Corporation and that the facts herein stated are true, and
accordingly have hereunto set my hand as of         .

                                           .....................................
                                          STEVEN C. BARRE,
                                          Senior Vice President, General Counsel
                                          and Secretary

                                                                         ANNEX B

                                 LCA GROUP INC.
                              STOCK INCENTIVE PLAN

                               TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----
ARTICLE I.     PURPOSE.....................................................   B-1
ARTICLE II.    DEFINITIONS.................................................   B-1
ARTICLE III.   ADMINISTRATION..............................................   B-5
ARTICLE IV.    SHARE AND OTHER LIMITATIONS.................................   B-7
ARTICLE V.     ELIGIBILITY.................................................   B-9
ARTICLE VI.    EMPLOYEE AND CONSULTANT STOCK OPTION GRANTS.................   B-9
ARTICLE VII.   RESTRICTED STOCK AWARDS.....................................  B-12
ARTICLE VIII.  OTHER STOCK-BASED AWARDS....................................  B-13
               NON-EMPLOYEE DIRECTOR STOCK AWARDS AND STOCK OPTION
ARTICLE IX.      GRANTS....................................................  B-14
ARTICLE X.     NON-TRANSFERABILITY.........................................  B-15
ARTICLE XI.    CHANGE IN CONTROL PROVISIONS................................  B-16
ARTICLE XII.   TERMINATION OR AMENDMENT OF THE PLAN........................  B-17
ARTICLE XIII.  UNFUNDED PLAN...............................................  B-18
ARTICLE XIV.   GENERAL PROVISIONS..........................................  B-18
ARTICLE XV.    EFFECTIVE DATE OF PLAN......................................  B-20
ARTICLE XVI.   TERM OF PLAN................................................  B-20
ARTICLE XVII.  NAME OF PLAN................................................  B-20

                                 LCA GROUP INC.
                              STOCK INCENTIVE PLAN

                                   ARTICLE I.
                                    PURPOSE

    The purpose of this LCA Group Inc. Stock Incentive Plan (the 'Plan') is to enhance the profitability and value of LCA Group Inc. (the 'Company') for the benefit of its stockholders by enabling the Company (1) to offer employees of, and Consultants to, the Company and its Affiliates, Stock Options, Restricted Stock and Other Stock-Based Awards, thereby creating a means to raise the level of stock ownership by employees and Consultants in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company's stockholders, and (2) to make an initial grant to Non-Employee Directors of Stock Options upon their initial appointment and to make certain other awards and grants of Common Stock, Stock Options and Other Stock-Based Awards to Non-Employee Directors in order to attract, retain and reward such Non-Employee Directors, and strengthen the mutuality of interests between Non-Employee Directors and the Company's stockholders. The Plan is effective as of the date set forth in Article XV.

                                  ARTICLE II.
                                  DEFINITIONS

    For purposes of this Plan, the following terms shall have the following meanings:

        2.1 'Acquisition Events' shall have the meaning set forth in
    Section 4.2(d).

        2.2 'Affiliate' shall mean other than the Company, (i) any corporation in an unbroken chain of corporations beginning with the Company, or in the event the Company is a Subsidiary, beginning with the Company's Parent, which owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain; (ii) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which is controlled fifty percent (50%) or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Company and/or its Affiliates; or (iii) any other entity, approved by the Committee as an Affiliate under the Plan, in which the Company or any of its Affiliates has a material equity interest.

        2.3 'Award' shall mean any award under this Plan of any Stock Option, Restricted Stock, Other Stock-Based Awards or Common Stock. All Awards shall be confirmed by, and subject to the terms of, a written agreement executed by the Company and the Participant or in the discretion of the Committee, a grant letter from the Company.

        2.4 'Board' shall mean the Board of Directors of the Company.

        2.5 'Cause' shall mean, with respect to a Participant's Termination of Employment or Termination of Consultancy: (1) in the case where there is no employment agreement or consulting agreement between the Company or an Affiliate and the Participant in effect at the time of the relevant grant or where there is an employment agreement or consulting agreement in effect at such time, but such agreement does not define cause (or words of like import), termination due to a Participant's dishonesty, fraud, insubordination, willful misconduct, refusal to perform services (for any reason other than illness or incapacity) or materially unsatisfactory performance of his or her duties for the Company or an Affiliate, as determined by the Committee in its sole discretion; or (2) in the case where there is an employment agreement or consulting agreement between the Company or an Affiliate and the Participant in effect at the time of grant that defines cause (or words of like import), termination that is or would be deemed to be for cause (or words of like import) as defined under such employment agreement or consulting agreement at the time of grant, as determined by the Committee in its sole discretion; provided, that any definition that is effective under an employment agreement or consulting agreement after a Change in Control shall only be effective for purposes of this Plan after a Change in Control. With respect to a Participant's

    Termination of Directorship, Cause shall mean an act or a failure to act that constitutes 'cause' for removal of a director under applicable Delaware law.

        2.6 'Change in Control' shall have the meaning set forth in Article XI.

        2.7 'Code' shall mean the Internal Revenue Code of 1986, as amended.

        2.8 'Committee' shall mean (a) with respect to the application of this Plan to Eligible Employees and Consultants, a committee of the Board appointed from time to time by the Board, which committee shall be intended to consist of two or more Non-Employee Directors, each of whom shall be
    (i) to the extent required by Rule 16b-3, a 'non-employee director' as defined in Rule 16b-3 and (ii) to the extent required by Section 162(m) of the Code, an 'outside director' as defined under Section 162(m) of the Code and (b) with respect to the application of this Plan to Non-Employee Directors, the Board. Notwithstanding the foregoing, if and to the extent that no Committee exists which has the authority to administer the Plan, the functions of the Committee shall be exercised by the Board. If for any reason the appointed Committee does not meet the requirements of Rule 16b-3 or Section 162(m) of the Code, such noncompliance with the requirements of Rule 16b-3 or Section 162(m) of the Code shall not affect the validity of the awards, grants, interpretations or other actions of the Committee.

        2.9 'Common Stock' shall mean subject to Article IV hereof, the common stock, $.01 par value per share, of the Company.

        2.10 'Consultant' shall mean any individual who is engaged to perform services for the Company and/or its Affiliates other than as an employee or director of the Company or any Affiliate.

        2.11 'Company' shall mean LCA Group Inc. and any successors and assigns.

        2.12 'Detrimental Activity' shall mean (i) the disclosure to anyone outside the Company or its Affiliates, or the use in other than the Company's or its Affiliate's business, without written authorization from the Company, of any confidential information or proprietary information, relating to the business of the Company or its Affiliates, acquired by a Participant prior to the Participant's Termination of Relationship;
    (ii) activity while employed or retained that results, or if known could result, in the Participant's Termination of Relationship that is classified by the Company as a termination for Cause; (iii) any attempt, directly or indirectly, to solicit, induce or hire (or the identification for solicitation, inducement or hiring of) any non-clerical employee of the Company or its Affiliates to be employed by, or to perform services for, the Participant or any person or entity with which the Participant is associated (including, but not limited to, due to the Participant's employment by, consultancy for, equity interest in, or creditor relationship with such person or entity) or any person or entity from which the Participant receives direct or indirect compensation or fees as a result of such solicitation, inducement or hire (or the identification for solicitation, inducement or hire) without, in all cases, written authorization from the Company; (iv) any attempt, directly or indirectly, to solicit in a competitive manner any current or prospective customer of the Company or its Affiliates without, in all cases, written authorization from the Company;
    (v) the Participant's Disparagement, or inducement of others to do so, of the Company or its Affiliates or their past and present officers, directors, employees or products; (vi) without written authorization from the Company, the rendering of services for any organization, or engaging, directly or indirectly, in any business, which is competitive with the Company or its Affiliates, or which organization or business, or the rendering of services to such organization or business, is otherwise prejudicial to or in conflict with the interests of the Company or its Affiliates, provided however that competitive activities shall only be those competitive with any business unit or Affiliate of the Company with regard to which the Participant performed services at any time within the two (2) years prior to the Termination of Relationship of the Participant; or (vii) any other conduct or act determined by the Committee, in its sole discretion, to be injurious, detrimental or prejudicial to any interest of the Company or its Affiliates.

    For purposes of subparagraphs (i), (iii), (iv) and (vi) above, the Chief Executive Officer and the General Counsel of the Company shall each have authority to provide the Participant with written authorization to engage in the activities contemplated thereby and no other person shall have authority to provide the Participant with such authorization.

        2.13 'Disability' shall mean: (1) in the case where there is no employment agreement or consulting agreement between the Company or an Affiliate and the Participant in effect at the time of the relevant grant, or where there is an employment agreement or consulting agreement in effect at such time, but such agreement does not define disability, total and permanent disability, as defined in Section 22(e)(3) of the Code, as determined by the Committee in its sole discretion; or (2) in the case where there is an employment agreement or consulting agreement between the Company or an Affiliate and the Participant at the time of the relevant grant that defines disability, disability as defined under such employment agreement or consulting agreement at the time of grant, as determined by the Committee in its sole discretion.

        2.14 'Disparagement' shall mean making comments or statements to the press, the Company's or its Affiliates' employees or any individual or entity with whom the Company or its Affiliates has a business relationship which would adversely affect in any manner: (i) the conduct of the business of the Company or its Affiliates (including, without limitation, any products or business plans or prospects), or (ii) the business reputation of the Company or its Affiliates, or any of their products, or their past or present officers, directors or employees.

        2.15 'Effective Date' shall mean the effective date of the Plan as defined in Article XV.

        2.16 'Eligible Employees' shall mean the employees of the Company and its Affiliates, including Prospective Employees, who are eligible pursuant to Article V to be granted Awards under this Plan. Notwithstanding the foregoing, with respect to the grant of Incentive Stock Options, Eligible Employees shall mean the employees of the Company, its Subsidiaries and its Parent who are eligible pursuant to Article V to be granted Incentive Stock Options under the Plan.

        2.17 'Exchange Act' shall mean the Securities Exchange Act of 1934.

        2.18 'Fair Market Value' for purposes of this Plan, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, shall mean, as of any date, the last sales price reported for the Common Stock on the applicable date, (i) as reported by the principal national securities exchange in the United States on which it is then traded or The Nasdaq Stock Market, Inc., or (ii) if not traded on any such national securities exchange or The Nasdaq Stock Market, Inc., as quoted on an automated quotation system sponsored by the National Association of Securities Dealers, Inc., or if the Common Stock shall not have been reported or quoted on such date, on the first day prior thereto on which the Common Stock was reported or quoted; provided, that the Committee may modify the definition of Fair Market Value to reflect any changes in the trading practices of any exchange on which the Common Stock is listed or traded. For purposes of the grant of any Stock Option, the applicable date shall be the date on which the Option is granted. If the Common Stock is not readily tradable on a national securities exchange, The Nasdaq Stock Market, Inc. or any system sponsored by the National Association of Securities Dealers, Inc., the method of determining Fair Market Value or the Fair Market Value shall be set in good faith by the Committee on the advice of a registered investment adviser (as defined under the Investment Advisers Act of 1940). Notwithstanding the foregoing, with regard to grants of options made effective on the spin-off (as defined in Section 2.29 hereof), Fair Market Value shall mean the average of the highest and lowest trade on the Distribution Date (as defined in the Distribution and Indemnification Agreement between the Company and U.S. Industries, Inc.).

        2.19 'Good Reason' shall mean, with respect to a Participant's Termination of Employment or Termination of Consultancy: (1) in the case where there is no employment agreement or consulting agreement between the Company or an Affiliate and the Participant in effect at the time of the relevant grant, or where there is an employment agreement or consulting agreement in effect at such time, but such agreement does not define good reason (or words of like import), a voluntary termination due to good reason, as the Committee, in its sole discretion, decides to treat as a Good Reason termination; or (2) in the case where there is an employment agreement or consulting agreement between the Company or an Affiliate and the Participant in effect at the time of the relevant grant that defines good reason (or words of like import), a termination due to good reason (or words of like import), as defined in such employment agreement or consulting agreement at the time of grant, as determined by the Committee in its sole discretion; provided that any definition that is effective under an employment agreement or consulting agreement after a Change in Control shall only be effective for purposes of this Plan after a Change in Control.

        2.20 'Incentive Stock Option' shall mean any Stock Option awarded to an Eligible Employee under this Plan intended to be and designated as an 'Incentive Stock Option' within the meaning of Section 422 of the Code.

        2.21 'Non-Employee Director' shall mean a director of the Company who is not an active employee of the Company or an Affiliate.

        2.22 'Non-Qualified Stock Option' shall mean any Stock Option awarded under this Plan that is not an Incentive Stock Option.

        2.23 'Other Stock-Based Awards' shall mean any Award granted under
    Article VIII.

        2.24 'Parent' shall mean any parent corporation of the Company within the meaning of Section 424(e) of the Code.

        2.25 'Participant' shall mean a person to whom an Award has been made pursuant to this Plan.

        2.26 'Prospective Employee' shall mean an individual who has committed to become an employee of the Company or an Affiliate within sixty (60) days from the date an Award is to be granted to such individual.

        2.27 'Restricted Stock' shall mean an award of shares of Common Stock under the Plan that is subject to restrictions under Article VII.

        2.28 'Restriction Period' shall have the meaning set forth in Subsection 7.2(d) with respect to Restricted Stock for Eligible Employees or Consultants.

        2.29 'Retirement' shall mean Termination of Relationship of a Participant (other than a Termination of Relationship for Cause or within ninety (90) days after an event which would be grounds for a Termination of Relationship for Cause) who has attained (1) at least age sixty-five (65);
    (2) at least age sixty-two (62) and performed ten (10) or more years of consecutive service with the Company (or, if the Participant was employed by U.S. Industries, Inc. or its affiliates and on the spinoff of the Company to the stockholders of U.S. Industries, Inc. (the 'Spinoff') the Participant became employed by the Company or its Affiliates, service with U.S. Industries, Inc., and in certain instances service with such other predecessors as determined by the Committee) and/or an Affiliate; or
    (3) such earlier date after age fifty-five (55) as approved by the Committee with regard to such Participant.

        2.30 'Rule 16b-3' shall mean Rule 16b-3 under Section 16(b) of the Exchange Act as then in effect or any successor provisions.

        2.31 'Section 162(m) of the Code' shall mean the exception for performance-based compensation under Section 162(m) of the Code and any Treasury regulations thereunder.

        2.32 'Stock Option' or 'Option' shall mean any Option to purchase shares of Common Stock granted to Eligible Employees or Consultants pursuant to
    Article VI and Non-Employee Directors pursuant to Article IX.

        2.33 'Subsidiary' shall mean any subsidiary corporation of the Company within the meaning of Section 424(f) of the Code.

        2.34 'Ten Percent Stockholder' shall mean a person owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, its Subsidiaries or its Parent.

        2.35 'Termination of Consultancy' shall mean the termination of a Consultant's consultancy assignment with the Company and all Affiliates. In the event an entity shall cease to be an Affiliate, there shall be deemed a Termination of Consultancy of any individual who is not otherwise a Consultant to the Company or another Affiliate at the time the entity ceases to be an Affiliate.

        2.36 'Termination of Directorship' shall mean, with respect to a Non-Employee Director, that the Non-Employee Director has ceased to be a director of the Company.

        2.37 'Termination of Employment,' except as provided in the next sentence, shall mean (1) a termination of service (for reasons other than a military or personal leave of absence granted by the Company) of a Participant from the Company and its Affiliates; or (2) an entity that is employing a Participant has ceased to be an Affiliate, unless the Participant thereupon becomes employed by the Company or another Affiliate. The Committee may otherwise define Termination of Employment in the Award agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Employment thereafter.

        2.38 'Termination of Relationship' shall mean no longer being an Eligible Employee, a Consultant or a Non-Employee Director.

        2.39 'Transfer' or 'Transferred' shall mean anticipate, alienate, attach, sell, assign, pledge, encumber, charge or otherwise transfer.

                                  ARTICLE III.
                                 ADMINISTRATION

    3.1 THE COMMITTEE. The Plan shall be administered and interpreted by the Committee.

    3.2 AWARDS. The Committee shall have full authority to grant, pursuant to the terms of this Plan, Stock Options, Restricted Stock and Other Stock-Based Awards to Eligible Employees and Consultants. The Board shall have full authority to grant, pursuant to the terms of this Plan, Common Stock, Stock Options and Other Stock-Based Awards to Non-Employee Directors in accordance with Article IX hereof. In particular, the Committee (or the Board, as the case may be) shall have the authority:

        (a) to select the Eligible Employees, Consultants or Non-Employee Directors to whom Awards may from time to time be granted hereunder;

        (b) to determine whether and to what extent Awards, or any combination thereof, are to be granted hereunder to one or more Eligible Employees, Consultants and Non-Employee Directors;

        (c) to determine the number of shares of Common Stock to be covered by each Award to an Eligible Employee, Consultant or Non-Employee Director granted hereunder;

        (d) to determine the terms and conditions, not inconsistent with the terms of this Plan, of any Award granted hereunder to an Eligible Employee, Consultant or Non-Employee Director (including, but not limited to, the share price, any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Award, and the shares of Common Stock relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion);

        (e) to determine whether and under what circumstances a Stock Option may be settled in cash, Common Stock and/or Restricted Stock under Subsection 6.3(d);

        (f) to determine whether, to what extent and under what circumstances to provide loans (which shall be on a recourse basis and shall bear a reasonable rate of interest) to Eligible Employees, Consultants and Non-Employee Directors in order to purchase shares of Common Stock under the Plan;

        (g) to modify, extend or renew a Stock Option, subject to Sections 12.1 and 6.3(g) hereof, provided, however, that if a Stock Option is modified, extended or renewed and thereby deemed to be the issuance of a new Stock Option under the Code or the applicable accounting rules, the exercise price of such Stock Option may continue to be the original exercise price even if less than the Fair Market Value of the Common Stock at the time of such modification, extension or renewal;

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



        (h) to determine whether a Stock Option is an Incentive Stock Option or Non-Qualified Stock Option; and

        (i) to determine whether to require an Eligible Employee, Consultant or Non-Employee Director as a condition of the granting of an Award, not to sell or otherwise dispose of shares acquired pursuant to the exercise of an Option or an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Option or Award.

    3.3 GUIDELINES.

    (a) Subject to Article XII hereof, the Committee (or the Board, as the case may be) shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing this Plan and perform all acts, including the delegation of its administrative responsibilities, as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of this Plan and any Award issued under this Plan (and any agreements relating thereto); and to otherwise supervise the administration of this Plan. The Committee (or the Board, as the case may be) may correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to carry this Plan into effect. To the extent applicable, this Plan is intended to comply with the applicable requirements of Rule 16b-3 and with regard to Options and certain other Awards, the applicable provisions of Section 162(m) of the Code and shall be limited, construed and interpreted in a manner so as to comply therewith.

    (b) Without limiting the foregoing, the Committee (or the Board, as the case may be) shall have the authority to establish special guidelines, provisions and procedures applicable to Awards granted to persons who are residing or employed in, or subject to, the taxes of, countries other than the United States to accommodate differences in applicable tax, securities or other local law. The Committee (or the Board, as the case may be) may adopt supplements or amendments to the Plan to reflect the specific requirements of local laws and procedures of non-United States jurisdictions without affecting the terms of the Plan as then in effect for any other purposes.

    3.4 DECISIONS FINAL. Any decision, interpretation or other action made or taken in good faith by or at the direction of the Company, the Board, or the Committee (or any of its members) arising out of or in connection with the Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Company and all employees and Participants and their respective heirs, executors, administrators, successors and assigns.

    3.5 PROCEDURES. If the Committee is appointed, the Board of Directors shall designate one of the members of the Committee as chairman and the Committee shall hold meetings, subject to the By-Laws of the Company, at such times and places as the Committee shall deem advisable, including, without limitation, by telephone conference or by written consent. A majority of the Committee members shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by all the Committee members in accordance with the By-Laws of the Company, shall be fully as effective as if it had been made by a vote at a meeting duly called and held. The Committee shall keep minutes of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

    3.6 DESIGNATION OF ADVISORS/LIABILITY.

    (a) The Committee may designate employees of the Company and professional advisors to assist the Committee in the administration of the Plan and may grant authority to employees to execute agreements or other documents on behalf of the Committee.

    (b) The Committee may employ such legal counsel, advisors and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel or advisor and any computation received from any such advisor or agent. Expenses incurred by the Committee or Board in the engagement of any such counsel, advisor or agent shall be paid by the Company. The Committee, its members and any person designated pursuant to paragraph (a) above shall not be liable for any action or determination made in good faith with respect to the Plan. To the maximum extent permitted by applicable law, no officer or former officer of the Company or member or former member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted under it. To the maximum extent permitted by applicable law and the Certificate of Incorporation and By-Laws of the Company and to the extent not covered by insurance directly insuring such person, each officer or former officer and member or former member of the Committee or of the Board shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Company) or liability (including any sum paid in settlement of a claim with the approval of the Company), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the administration of the Plan, except to the extent arising out of such officer's or former officer's, member's or former member's own fraud or bad faith. Such indemnification shall be in addition to any rights of indemnification the employee, officer, director or member or former employee, officer, director or member may have under applicable law or under the Certificate of Incorporation or By-Laws of the Company or any Affiliate. Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by an individual with regard to Awards granted to him or her under this Plan.

                                  ARTICLE IV.
                          SHARE AND OTHER LIMITATIONS

    4.1 SHARES.

    (a) General Limitation. The aggregate number of shares of Common Stock that may be the subject of Awards under this Plan at the time of any new grant (and with no reduction of the outstanding Awards) shall be limited to 788,000 shares (subject to any increase or decrease pursuant to Section 4.2) which may be either authorized and unissued Common Stock or Common Stock held in or acquired for the treasury of the Company or both. If either (i) any Option granted under this Plan expires, terminates or is canceled for any reason without having been exercised in full or (ii) the Company repurchases any Option pursuant to
Section 6.3(e) the number of underlying shares of Common Stock shall again be available for the purposes of Awards under the Plan. If any shares of Restricted Stock or any Other Stock Based Award awarded under this Plan to a Participant are forfeited, repurchased, terminated or canceled by the Company for any reason the number of forfeited, repurchased, terminated or canceled shares of Restricted Stock or shares underlying the Other Stock Based Award shall again be available for the purposes of Awards under the Plan. In addition, in determining the number of shares of Common Stock available for Awards other than Awards of Incentive Stock Options, if Common Stock has been exchanged by a Participant as full or partial payment to the Company, or for required withholding, in connection with the exercise of a Stock Option or the number of shares of Common Stock otherwise deliverable has been reduced for withholding, the number of shares of Common Stock exchanged as payment in connection with the exercise or for withholding or reduced for withholding shall again be available under the Plan.

    (b) Individual Participant Limitations. (i) The maximum number of shares of Common Stock subject to any Option which may be granted under this Plan during any fiscal year of the Company to any Eligible Employee or Consultant shall not exceed 150,000 shares (subject to any increase or decrease pursuant to Section 4.2). There are no individual share limitations for Awards of Restricted Stock or Other Stock-Based Awards, except as set forth in (ii) or (iii) below or to the extent that Other Stock-Based Awards are used to make awards under another plan which has such a limitation.

    (ii) The maximum number of shares of Restricted Stock subject to specified performance goals in accordance with Section 7.1 awarded in any fiscal year of the Company to any Eligible Employee or Consultant shall not exceed 90,000 shares (subject to any increase or decrease pursuant to Section 4.2).

    (iii) The maximum number of shares of Common Stock available as Other Stock Based Awards granted under this Plan during any fiscal year of the Company to any Eligible Employee or Consultant which are subject to performance goals shall not exceed 90,000 shares (subject to increase or decrease pursuant to Section 4.2); provided the foregoing shall not apply to any Other Stock-Based Awards used to make payments under any other plan of the Company or its Affiliates.

    4.2 CHANGES.

    (a) The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company or its Affiliates, any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting Common Stock, the dissolution or liquidation of the Company or its Affiliates, any sale or transfer of all or part of its assets or business or any other corporate act or proceeding.

    (b) In the event of any such change in the capital structure or business of the Company by reason of any stock dividend or distribution, stock split or reverse stock split, recapitalization, reorganization, merger, consolidation, split-up, combination or exchange of shares, non-cash distribution with respect to its outstanding Common Stock of capital stock other than Common Stock, reclassification of its capital stock, any sale or transfer of all or part of the Company's assets or business, or any similar change affecting the Company's capital structure or business and the Committee determines in good faith that an adjustment is necessary or appropriate under the Plan to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants under the Plan or as otherwise necessary to reflect the change, then the aggregate number and kind of shares which thereafter may be issued under this Plan, the number and kind of shares or other property (including cash) to be issued upon exercise of an outstanding Option granted under this Plan and the purchase price thereof, the number and kind of shares subject to other Awards granted under this Plan and the number of shares of Common Stock to be awarded pursuant to Article IX hereof shall be appropriately adjusted consistent with such change, and such other changes in the Awards may be made in such manner as the Committee may deem equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants under this Plan or as otherwise necessary to reflect the change, and any such adjustment determined by the Committee in good faith shall be binding and conclusive on the Company and all Participants and employees and their respective heirs, executors, administrators, successors and assigns. Except as provided in this Section 4.2, a Participant shall have no rights by reason of any issue by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend, any other increase or decrease in the number of shares of stock of any class, any sale or transfer of all or part of the Company's assets or business or any other change affecting the Company's capital structure or business.

    (c) Fractional shares of Common Stock resulting from any adjustment in Options pursuant to Section 4.2(a) or (b) shall be aggregated until, and eliminated at, the time of exercise. No fractional shares of Common Stock shall be issued under the Plan. The Committee must, in its sole discretion, pay cash settlements in lieu of any fractional shares of Common Stock in settlement of awards under the Plan. Notice of any adjustment shall be given by the Committee to each Participant whose Option has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan. In the case of other Awards, fractional shares resulting from adjustment pursuant to Sections 4.2(a) or (b) shall be awarded under the Plan pursuant to the terms of the Plan.

    (d) In the event of a merger or consolidation in which the Company is not the surviving entity or in the event of any transaction that results in the acquisition of substantially all of the Company's outstanding Common Stock by a single person or entity or by a group of persons and/or entities acting in concert, or in the event of the sale or transfer of all or substantially all of the Company's assets (all of the foregoing being referred to as 'Acquisition Events'), then the Committee may, in its sole discretion, terminate all outstanding Options of Participants effective as of the date of the Acquisition Event, by delivering notice of termination to each such Participant at least twenty (20) days prior to the date of consummation of the Acquisition Event; provided, that, unless otherwise determined at the time of grant, during the period from the date on which such notice of termination is delivered to the consummation of the Acquisition Event, each Participant shall have the right to exercise in full all of his or her Options that are then outstanding (whether vested or not vested and without regard to any limitations on exercisability otherwise contained in the Option) but contingent on occurrence of the Acquisition Event, and, provided that, if the Acquisition Event does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise shall be null and void.

If an Acquisition Event occurs, to the extent the Committee does not terminate the outstanding Options pursuant to this Section 4.2(d), then the provisions of
Section 4.2(b) shall apply.

    4.3 MINIMUM PURCHASE PRICE. Notwithstanding any provision of this Plan to the contrary, if authorized but previously unissued shares of Common Stock are issued under this Plan, such shares shall not be issued for a consideration which is less than par value.

                                   ARTICLE V.
                                  ELIGIBILITY

    5.1 GENERAL ELIGIBILITY. All Eligible Employees and Consultants of the Company and its Affiliates shall be eligible for grants of Non-Qualified Stock Options, Restricted Stock and Other Stock-Based Awards. Eligibility for the grant of an Award and actual participation in this Plan shall be determined by the Committee in its sole discretion. Notwithstanding the foregoing, Eligible Employees or Consultants who receive grants under the Plan within the first forty-five (45) days following the Spinoff are restricted from receiving additional grants of Stock Options or other Awards under the Plan until the later of: (x) October 1, 2001 and (y) the date the Plan is approved by stockholders following the Spinoff.

    5.2 INCENTIVE STOCK OPTIONS. All Eligible Employees of the Company, its Subsidiaries and its Parent (if any) shall be eligible for grants of Incentive Stock Options under this Plan. Eligibility for the grant of an Award and actual participation in this Plan shall be determined by the Committee in its sole discretion.

    5.3 NON-EMPLOYEE DIRECTORS. Non-Employee Directors shall be eligible for Common Stock awards and Stock Option grants in accordance with Article IX of the Plan.

                                  ARTICLE VI.
                  EMPLOYEE AND CONSULTANT STOCK OPTION GRANTS

    6.1 OPTIONS. Each Stock Option granted hereunder shall be one of two types:
(i) an Incentive Stock Option intended to satisfy the requirements of
Section 422 of the Code; or (ii) a Non-Qualified Stock Option.

    6.2 GRANTS. Subject to the provisions of Article V, the Committee shall have the authority to grant to any Eligible Employee one or more Incentive Stock Options, Non-Qualified Stock Options or any combination thereof and to grant any Consultant one or more Non-Qualified Stock Options. To the extent that any Stock Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Stock Option or the portion thereof which does not so qualify, shall constitute a separate Non-Qualified Stock Option.

    6.3 TERMS OF OPTIONS. Options granted under this Plan shall be subject to the following terms and conditions, and, shall be in such form and contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem desirable:

        (a) Exercise Price. The exercise price per share of Common Stock subject to an Incentive Stock Option shall be determined by the Committee at the time of grant, but shall not be less than 100% of the Fair Market Value of a Common Stock at the time of grant; provided, however, that if an Incentive Stock Option is granted to a Ten Percent Stockholder, the exercise price shall be no less than 110% of the Fair Market Value of a share of Common Stock. The exercise price per share of Common Stock purchasable under a Non-Qualified Stock Option shall be determined by the Committee but shall not be less than 100% of the Fair Market Value of a share of Common Stock at the time of grant.

        (b) Option Term. The term of each Stock Option shall be fixed by the Committee, but no Stock Option shall be exercisable more than ten (10) years after the date the Option is granted; provided, however, the term of an Incentive Stock Option granted to a Ten Percent Stockholder shall not exceed five (5) years. Unless the Committee determines otherwise at grant, all Options shall be subject to termination by the Committee prior to a Change in Control if the Participant engages in Detrimental Activity.

        (c) Exercisability. Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at grant. If the Committee provides, in its discretion, that any Stock Option is exercisable subject to certain limitations (including, without limitation, that it is exercisable only in installments or within certain time periods), the Committee may waive limitations on the exercisability at any time at or after grant in whole or in part (including, without limitation, waiver of the installment exercise provisions or acceleration of the time at which Options may be exercised), based on such factors, if any, as the Committee shall determine, in its sole discretion provided, that, unless otherwise determined by the Committee at grant, the grant shall provide that (i) as a condition of the exercise of an Option, the Participant shall be required to certify at the time of exercise in a manner acceptable to the Company that the Participant is in compliance with the terms and conditions of the Plan and that the Participant has not engaged in, and does not intend to engage in, any Detrimental Activity and
    (ii) in the event the Participant engages in Detrimental Activity prior to, or during the one year period after, any exercise of the Option, the Company shall be entitled to recover from the Participant at any time within two (2) years after such exercise, and the Participant shall pay over to the Company, any gain realized as a result of the exercise (whether at the time of exercise or thereafter). The vesting and exercise of an Award granted to a Prospective Employee are conditioned upon such individual actually becoming an Eligible Employee.

        (d) Method of Exercise. Subject to whatever installment exercise and waiting period provisions apply under subsection (c) above, Stock Options may be exercised in whole or in part at any time during the Option term, by giving written notice of exercise to the Company specifying the number of shares to be purchased accompanied by payment in full of the purchase price. Such notice shall be accompanied by payment in full of the purchase price
    (i) in cash or by check, bank draft or money order payable to the order of Company; (ii) if the Common Stock is traded on a national securities exchange, The Nasdaq Stock Market, Inc. or quoted on a national quotation system sponsored by the National Association of Securities Dealers, Inc. and the Committee authorizes this method of exercise, through the delivery of irrevocable instructions to a broker approved by the Committee to deliver promptly to the Company an amount equal to the purchase price; or (iii) on such other terms and conditions as may be acceptable to the Committee (which may include payment in full or part in the form of Common Stock owned by the Participant for a period of at least six (6) months (and for which the Participant has good title free and clear of any liens and encumbrances) based on the Fair Market Value of the Common Stock on the payment date as determined by the Committee or the surrender of vested Options owned by the Participant). No shares of Common Stock shall be issued until payment, as provided herein, therefor has been made or provided for.

        (e) Buy Out and Settlement Provisions. The Committee may at any time on behalf of the Company offer to buy out an Option previously granted, based on such terms and conditions as the Committee shall establish and communicate to the Participant at the time that such offer is made.

        (f) Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an Eligible Employee during any calendar year under this Plan and/or any other stock option plan of the Company, any Subsidiary or any Parent exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options. In addition, if an Eligible Employee does not remain employed by the Company, any Subsidiary or any Parent at all times from the time an Incentive Stock Option is granted until three (3) months prior to the date of exercise thereof (or such other period as required by applicable law), such Stock Option shall be treated as a Non-Qualified Stock Option. Should any provision of this Plan not be necessary in order for the Stock Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend this Plan accordingly, without the necessity of obtaining the approval of the stockholders of the Company.

        (g) Form, Modification, Extension and Renewal of Options. Subject to the terms and conditions and within the limitations of the Plan, an Option shall be evidenced by such form of agreement as is approved by the Committee, and the Committee may modify, extend or renew outstanding Options granted under the Plan, and accept the surrender of outstanding Options (up to the extent not theretofore exercised) and authorize the granting of new Options in substitution therefor (to the extent not theretofore exercised). Notwithstanding the foregoing, an outstanding Option may not be modified to reduce the exercise price thereof nor may a new Option at a lower price be substituted for a surrendered Option, provided that the foregoing shall not apply to adjustments or substitutions in accordance with Section 4.2; and further provided, the foregoing limitations shall not apply until ninety
    (90) days after the Spinoff.

        (h) Other Terms and Conditions. Options may contain such other provisions, which shall not be inconsistent with any of the foregoing terms of the Plan, as the Committee shall deem appropriate including, without limitation, permitting 'reloads' such that the same number of Options are granted as the number of shares used to pay for the exercise price of Options or shares used to pay withholding taxes ('Reloads'). With respect to Reloads, the exercise price of the new Stock Option shall be the Fair Market Value on the date of the 'reload' and the term of the Stock Option shall be the same as the remaining term of the Options that are exercised, if applicable, or such other exercise price and term as determined by the Committee.

    6.4 TERMINATION OF RELATIONSHIP. The following rules apply with regard to Options upon the Termination of Relationship of a Participant, unless otherwise determined by the Committee at grant or, if no rights of the Participant or in the case of his death his estate are reduced, thereafter.

    (a) Termination by Reason of Death. If a Participant's Termination of Relationship is by reason of death, any Stock Option held by such Participant may be exercised, to the extent exercisable at the Participant's death, by the legal representative of the estate, at any time within a period of one (1) year from the date of such death, but in no event beyond the expiration of the stated term of such Stock Option.

    (b) Termination by Reason of Disability. If a Participant's Termination of Relationship is by reason of Disability, any Stock Option held by such Participant, may be exercised, to the extent exercisable at the Participant's termination, by the Participant (or the legal representative of the Participant's estate if the Participant dies after termination) at any time within a period of one (1) year from the date of such termination, but in no event beyond the expiration of the stated term of such Stock Option provided, however, that, if the Participant dies within such exercise period, any unexercised Stock Option held by such Participant shall thereafter be exercisable, to the extent to which it was exercisable at the time of death, for a period of one (1) year from the date of such death, but in no event beyond the expiration of the stated term of such Stock Option.

    (c) Termination by Reason of Retirement. If a Participant's Termination of Relationship is by reason of Retirement, any Stock Option held by such Participant, may thereafter be exercised, to the extent exercisable at Retirement, by the Participant at any time within a period of ninety (90) days from the date of such termination, but in no event beyond the expiration of the stated term of such Stock Option; provided, however, that, if the Participant dies within such exercise period, any unexercised Stock Option held by such Participant shall thereafter be exercisable, to the extent to which it was exercisable at the time of death, for a period of one (1) year from the date of such death, but in no event beyond the expiration of the stated term of such Stock Option.

    (d) Involuntary Termination Without Cause or Termination for Good Reason. If a Participant's Termination of Relationship is by involuntary termination without Cause or for Good Reason, any Stock Option held by such Participant, may be exercised, to the extent exercisable at termination, by the Participant at any time within a period of ninety (90) days from the date of such termination, but in no event beyond the expiration of the stated term of such Stock Option.

    (e) Termination Without Good Reason or By Mutual Agreement. If a Participant's Termination of Relationship is voluntary but without Good Reason or by mutual agreement between the Participant or the Company and occurs prior to, or more than ninety (90) days after, the occurrence of an event which would be grounds for Termination of Relationship by the Company for Cause (without regard to any notice or cure period requirements), any Stock Option held by such Participant, may be exercised, to the extent exercisable at termination, by the Participant at any time within a period of thirty (30) days from the date of such termination, but in no event beyond the expiration of the stated term of such Stock Option.

    (f) Other Termination. In the event the termination is for Cause or is a voluntary termination without Good Reason within ninety (90) days after occurrence of an event which would be grounds for Termination of Relationship by the Company for Cause (without regard to any notice or cure period requirement), any Stock Option held by the Participant at the time of occurrence of the event which would be grounds for Termination of Relationship by the Company for Cause shall be deemed to have terminated and expired upon occurrence of the event which would be grounds for Termination of Relationship by the Company for Cause.

                                  ARTICLE VII.
                            RESTRICTED STOCK AWARDS

    7.1 AWARDS OF RESTRICTED STOCK. Shares of Restricted Stock may be issued to Eligible Employees and Consultants, either alone or in addition to other Awards under the Plan. The Committee shall determine the individuals eligible for Restricted Stock Awards and the terms and conditions of any such Awards, including without limitation, the timing of such Awards, the number of shares to be awarded, the price (if any) to be paid by the recipient (subject to Section 7.2), the time or times within which such Awards may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the Awards, provided, that, unless otherwise determined by the Committee at grant, each Restricted Stock Award shall provide that in the event a Participant engages in Detrimental Activity prior to, or during the one (1) year period after, any vesting of Restricted Stock, the Committee may direct (at any time within two (2) years thereafter) that all unvested Restricted Stock shall be immediately forfeited to the Company and that the Participant shall pay over to the Company an amount equal to the fair market value at the time of vesting of any Restricted Stock which had vested in the period referred to above. The Committee may condition the grant or vesting of Restricted Stock upon the attainment of any performance goals specified in
Section 8.1 hereof or such other factors as the Committee may determine, in its sole discretion.

    7.2 AWARDS AND CERTIFICATES. An Eligible Employee or Consultant selected to receive a Restricted Stock Award shall not have any rights with respect to such Award, unless and until such Participant has delivered a fully executed copy of the Restricted Stock Award agreement relating thereto and has otherwise complied with the applicable terms and conditions of such Award. Further, such Award shall be subject to the following conditions:

        (a) Purchase Price. The purchase price of Restricted Stock shall be fixed by the Committee. Subject to Section 4.3, the purchase price for shares of Restricted Stock may be zero to the extent permitted by applicable law, and, to the extent not so permitted, such purchase price may not be less than par value.

        (b) Legend. Each Participant receiving a Restricted Stock Award shall be issued a stock certificate in respect of such shares of Restricted Stock, unless the Committee elects to use another system, such as book entries by the transfer agent, as evidencing ownership of a Restricted Stock Award. Such certificate shall be registered in the name of such Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

           'The anticipation, alienation, attachment, sale, transfer, assignment, pledge, encumbrance or charge of the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the LCA Group Inc. (the 'Company') Stock Incentive Plan and an Agreement entered into between the registered owner and the
       Company dated               . Copies of such Plan and Agreement are on
       file at the principal office of the Company.'

        (c) Custody. If stock certificates are issued in respect of shares of Restricted Stock, the Committee may require that the stock certificates evidencing such shares be held in custody by the

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



    Company until the restrictions thereon shall have lapsed, and that, as a condition of any Restricted Stock Award, the Participant shall have delivered a duly signed stock power, endorsed in blank, relating to the Common Stock covered by such Award.

        (d) Restriction Period. The Participant shall not be permitted to Transfer shares of Restricted Stock awarded under this Plan during the period or periods set by the Committee (the 'Restriction Period') commencing on the date of such Award, as set forth in the Restricted Stock Award agreement and such agreement shall set forth a vesting schedule and any events which would accelerate vesting of the shares of Restricted Stock. Within these limits, based on service, attainment of performance goals pursuant to Section 8.1 below and/or such other factors or criteria as the Committee may determine in its sole discretion, the Committee may provide for the lapse of such restrictions in installments in whole or in part, or may accelerate the vesting of all or any part of any Restricted Stock Award.

        (e) Rights as a Stockholder. Except as provided in this subsection (e) and subsection (c) above, the Participant shall have, with respect to the shares of Restricted Stock, all of the rights of a holder of shares of Common Stock of the Company including, without limitation, the right to receive any dividends and the right to vote or tender such shares. The Committee may, in its sole discretion, determine at the time of Award, that payment of dividends shall be deferred until, and conditioned upon, expiration of the Restriction Period.

        (f) Lapse of Restrictions. Any stock certificates representing shares of Restricted Stock awarded hereunder that (i) have not been forfeited and
    (ii) have not previously been delivered to a Participant, shall be delivered to the Participant upon expiration of the applicable Restriction Period. All legends shall be removed from said certificates at the time of delivery to the Participant, except as otherwise required by applicable law or other limitations imposed by the Committee.

                                 ARTICLE VIII.
                            OTHER STOCK-BASED AWARDS

    8.1 OTHER STOCK-BASED AWARDS. The Committee is authorized to grant to Eligible Employees and Consultants Other Stock-Based Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of Common Stock, including but not limited to, shares of Common Stock awarded purely as a bonus and not subject to any restrictions or conditions, shares of Common Stock in payment of the amounts due under an incentive or performance plan sponsored or maintained by the Company or a Subsidiary, stock appreciation rights (either separately or in tandem with Stock Options), stock equivalent units, Awards valued by reference to book value of shares of Common Stock and loans to be used to purchase shares of Common Stock. Subject to the provisions of this Plan, the Committee shall have authority to determine the persons to whom and the time or times at which such Awards shall be made, the number of shares of Common Stock to be awarded pursuant to or referenced by such Awards, and all other conditions of the Awards. Grants of Other Stock-Based Awards may be subject to such conditions, restrictions and contingencies as the Committee may determine which may include, but are not limited to, continuous service with the Company or an Affiliate and/or the achievement of performance goals. Except as provided in the last sentence of this Section 8.1, the performance criteria that may be used by the Committee in granting Other Stock-Based Awards contingent on performance goals shall consist of the attainment of one or more of the following criteria: (i) the attainment of certain target levels of, or a specified increase in, enterprise value or value creation targets of the Company (or any Affiliate, division or other operational unit of the Company); (ii) the attainment of certain target levels of, or a percentage increase in, after-tax or pre-tax profits of the Company, including without limitation that attributable to continuing and/or other operations of the Company (or in either case an Affiliate, division, or other operational unit of the Company); (iii) the attainment of certain target levels of, or a specified increase in, operational cash flow of the Company (or an Affiliate, division, or other operational unit of the Company); (iv) the attainment of a certain level of reduction of, or other specified objectives with regard to limiting the level of increase in, all or a portion of the Company's bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the Committee; (v) the attainment of a specified percentage increase in earnings per share or earnings per share from continuing operations of the Company (or an Affiliate, division or other operational unit of the Company); (vi) the attainment of certain target levels of, or a specified percentage increase in, net sales, net income or earnings before income tax or other exclusions of the Company (or an Affiliate, division, or other operational unit of the Company); (vii) the attainment of certain target levels of, or a specified increase in, return on capital employed or return on invested capital of the Company (or any Affiliate, division or other operational unit of the Company); (viii) the attainment of certain target levels of, or a percentage increase in, after-tax or pre-tax return on stockholder equity of the Company (or any Affiliate, division or other operational unit of the Company); (ix) the attainment of certain target levels in the fair market value of the shares of the Company's Common Stock; and (x) the growth in the value of an investment in the Company's Common Stock assuming the reinvestment of dividends. The Committee may select one or more of the foregoing performance criteria for measuring performance and the measuring may be stated in absolute terms or relative to comparable companies. Other performance goals may be used to the extent such goals satisfy Section 162(m) of the Code or the Award is not intended to satisfy the requirements of Section 162(m) of the Code.

                                  ARTICLE IX.
           NON-EMPLOYEE DIRECTOR STOCK AWARDS AND STOCK OPTION GRANTS

    9.1 STOCK OPTIONS. The terms of this Section 9.1 shall apply only to Options granted to Non-Employee Directors.

    (a)(i) Without further action by the Board or the stockholders of the Company, each Non-Employee Director shall, subject to the terms of the Plan, be granted on the date he or she begins service as a Non-Employee Director (even if previously an employee director), Non-Qualified Stock Options to purchase 1,000 shares of Common Stock.

    (ii) The Board shall have the authority to grant to any Non-Employee Director additional Non-Qualified Stock Options, in such amount and upon such terms as it may determine in accordance with the provisions of Section 3.2 hereof.

    Notwithstanding the foregoing provisions of Section 9.1 no Option shall be granted under this Section 9.1 if on the date of grant the Company has liquidated, dissolved or merged or consolidated with another entity in such a manner that it is not the surviving entity (unless the Plan has been assumed by such surviving entity with regard to future grants).

    (b) Option Agreement. Stock Options granted under this Section 9.1 shall be Non-Qualified Stock Options. Such Options shall be evidenced by Option agreements or grants.

    (c) Terms of Options:

        (i) Option Price. The purchase price per share ('Purchase Price') deliverable upon the exercise of an Option shall be 100% of the Fair Market Value of such Common Stock at the time of the grant of the Option, or the par value of the Common Stock, whichever is greater.

        (ii) Exercisability. Except as otherwise provided herein, each Option granted under Section 9.1(a)(i) hereof shall be exercisable on or after six
    (6) months and one (1) day after the date of grant if the director is then a director. Each Option granted under Section 9.1(a)(ii) hereof shall be exercisable as provided in the applicable Option agreement or grant.

        (iii) Method for Exercise. A Non-Employee Director electing to exercise one or more Options shall give written notice to the Company of such election and of the number of Options he or she has elected to exercise. Common Stock purchased pursuant to the exercise of Options shall be paid for at the time of exercise (i) in cash, (ii) if the Common Stock is traded on a national securities exchange, The Nasdaq Stock Market, Inc. or quoted on a national quotation system sponsored by the National Association of Securities Dealers, Inc. and the Committee authorizes this method of exercise, through the delivery of irrevocable instructions to a broker approved by the Committee to deliver promptly to the Company an amount equal to the purchase price, or (iii) by delivery of unencumbered Common Stock owned by the Non-Employee Director for at least six (6) months

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



    (or such longer period as required by applicable accounting standards to avoid a charge to earnings) or a combination thereof.

    (d) Expiration. Except as otherwise provided herein, if not previously exercised each Option shall expire upon the tenth anniversary of the date of the grant thereof.

    (e) Termination of Directorship. The following rules apply with regard to Options upon a Termination of Directorship, unless otherwise provided at grant:

        (i) Death, Disability or Otherwise Ceasing to be a Director Other than for Cause. Except as otherwise provided herein, upon the Termination of Directorship, on account of Disability, death, resignation, failure to stand for reelection or failure to be reelected or otherwise other than as set forth in (ii) below, all outstanding Options then exercisable and not exercised by the Participant prior to such Termination of Directorship shall remain exercisable, to the extent exercisable at the Termination of Directorship, by the Participant or, in the case of death, by the Participant's estate or by the person given authority to exercise such Options by his or her will or by operation of law, for a three (3) year period commencing on the date of the Termination of Directorship, provided that such three (3) year period shall not extend beyond the stated term of such Options.

        (ii) Cause. Upon removal, failure to stand for reelection or failure to be renominated for Cause, or if the Company obtains or discovers information after Termination of Directorship that such Participant had engaged in conduct that would have justified a removal for Cause during such directorship, all outstanding Options of such Participant shall immediately terminate and shall be null and void.

        (iii) Acceleration of Exercisability Upon Death or Disability. All Options granted and not previously exercisable shall become fully exercisable immediately upon a Termination of Directorship due to death or Disability.

        (iv) Cancellation of Options. Except as otherwise provided herein, no Options that were not exercisable during the period such person serves as a director shall thereafter become exercisable upon a Termination of Directorship for any reason or no reason whatsoever, and such Options shall terminate and become null and void upon a Termination of Directorship.

    9.2 AWARDS FOR NON-EMPLOYEE DIRECTORS. The Board shall have authority, in its sole discretion, to make grants to Non-Employee Directors of shares of Common Stock, Stock Options, or Other Stock-Based Awards on such terms and conditions as determined by the Board.

    9.3 CHANGES AND SHARE LIMITATIONS. The Awards to a Non-Employee Director shall be subject to Sections 4.2(a), (b), (c) and (d) of the Plan and this
Section 9.3. Notwithstanding anything else herein, if the grants to be made under this Article IX would violate the limitations set forth in Sections 4.1(a) or (b), such grants shall be proportionately reduced to an amount that would not violate such limitation and, subject to the next sentence, an additional make-up grant of the portion of any award that has not yet been granted shall be made on the first day of the first month commencing at least twenty (20) days after such limitation is no longer exceeded. Such make-up grant shall be made only to each director who is Non-Employee Director of the Company at the time of such make-up grant and shall be made in an amount equal to the prior reduction.

                                   ARTICLE X.
                              NON-TRANSFERABILITY

    10.1 NON-TRANSFERABILITY. Except as provided in the last sentence of this
Article X, no Stock Option or Other Stock-Based Award shall be Transferred by the Participant otherwise than by will or by the laws of descent and distribution. All Stock Options shall be exercisable, during the Participant's lifetime, only by the Participant. No Stock Option shall, except as otherwise specifically provided by law or herein, be Transferred in any manner, and any attempt to Transfer any such Stock Option shall be void. Shares of Restricted Stock under Article VII may not be Transferred prior to the date on which shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses. No Award shall in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such Award, nor shall it be subject to attachment or legal process for or against such person. Notwithstanding the foregoing, the Committee may determine at the time of grant or thereafter that a Non-Qualified Stock Option that is otherwise not Transferable pursuant to this
Article X is Transferable, in whole or in part, to a 'family member' as defined in Securities Act Form S-8 and under such conditions as specified by the Committee.

                                  ARTICLE XI.
                          CHANGE IN CONTROL PROVISIONS

    11.1 BENEFITS. In the event of a Change in Control of the Company (as defined below), except as otherwise provided by the Committee upon the grant of an Award, a Participant shall be entitled to the following benefits:

        (a) Subject to paragraph (c) below with regard to Options granted to Eligible Employees and Consultants and paragraph (e) below with regard to all Options, all outstanding Stock Options of such Participant (whether an Eligible Employee, Consultant or Non-Employee Director) granted prior to the Change in Control shall be fully vested and immediately exercisable in their entirety on the Change in Control. The Committee, in its sole discretion, may provide for the purchase of any such Stock Options by the Company or an Affiliate for an amount of cash equal to the excess of the Change in Control price (as defined below) of the shares of Common Stock covered by such Stock Options, over the aggregate exercise price of such Stock Options. For purposes of this Section 11.1, Change in Control price shall mean the higher of (i) the highest price per share of Common Stock paid in any transaction related to a Change in Control of the Company, or (ii) the highest Fair Market Value per share of Common Stock at any time during the sixty (60) day period preceding a Change in Control.

        (b) Subject to paragraph (e) below, the restrictions to which any shares of Restricted Stock of such Participant granted prior to the Change in Control are subject shall lapse as if the applicable Restriction Period had ended upon such Change in Control.

        (c) Notwithstanding anything to the contrary herein, unless the Committee provides otherwise at the time an Option is granted to an Eligible Employee or Consultant hereunder, no acceleration of exercisability shall occur with respect to such Option if the Committee reasonably determines in good faith, prior to the occurrence of the Change in Control, that the Options shall be honored or assumed, or new rights substituted therefor (each such honored, assumed or substituted option hereinafter called an 'Alternative Option'), by a Participant's employer (or the parent or a subsidiary of such employer) immediately following the Change in Control, provided that any such Alternative Option must meet the following criteria:

           (i) the Alternative Option must be based on stock which is traded on an established securities market, or which will be so traded within thirty (30) days of the Change in Control;

           (ii) the Alternative Option must provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Option, including, but not limited to, an identical or better exercise schedule; and

           (iii) the Alternative Option must have economic value substantially equivalent to the value of such Option (determined at the time of the Change in Control).

           For purposes of Incentive Stock Options, any assumed or substituted Option shall comply with the requirements of Treasury regulation ss. 1.425-1 (and any amendments thereto).

        (d) As provided in the Award, with regard to Other Stock-Based Awards.

        (e) If the Company and the other party to a transaction constituting a Change in Control agree that such transaction shall be treated as a 'pooling of interests' for financial reporting purposes, and if the transaction is in fact so treated, then acceleration of exercisability, vesting or lapse of the applicable Restriction Period shall not occur to the extent the Company's independent public accountants determine in good faith that such acceleration would preclude 'pooling of interests' accounting.

    11.2 CHANGE IN CONTROL. A 'Change in Control' shall be deemed to have occurred upon:

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



        (a) any 'person' as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Common Stock of the Company), is or becomes the 'beneficial owner' (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities;

        (b) during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board of Directors, and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in paragraph
    (a), (c), or (d) of this section) whose election by the Board of Directors or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board of Directors;

        (c) a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than twenty-five percent (25%) of the combined voting power of the Company's then outstanding securities shall not constitute a Change in Control of the Company; or

        (d) the stockholders of the Company approve a plan of complete liquidation of the Company or the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets other than
    (x) the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, at least fifty percent (50%) or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale or
    (y) pursuant to a spinoff type transaction, directly or indirectly, of such assets to the stockholders of the Company.

                                  ARTICLE XII.
                      TERMINATION OR AMENDMENT OF THE PLAN

    12.1 TERMINATION OR AMENDMENT. Notwithstanding any other provision of this Plan, the Board may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of the Plan (including any amendment deemed necessary to ensure compliance with any regulatory requirement referred to in
Article XIV), or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided herein, the rights of a Participant with respect to Awards granted prior to such amendment, suspension or termination, may not be impaired without the consent of such Participant and, provided further, without the approval of the stockholders of the Company in accordance with the laws of the State of Delaware, to the extent required by the applicable provisions of Section 162(m) of the Code, or to the extent applicable to Incentive Stock Options,
Section 422 of the Code, no amendment may be made that would (i) amend
Section 4.1(a) or any other plan provision to increase the aggregate maximum number of shares of Common Stock that may be issued under the Plan;
(ii) increase the maximum individual Participant limitations under
Section 4.1(b); (iii) change the classification of employees or consultants eligible to receive Awards under this Plan; (iv) extend the maximum option period under Section 6.3; or (v) require stockholder approval in order for the Plan to comply with the applicable provisions of Section 162(m) of the Code or to the extent applicable to Incentive Stock Options, Section 422 of the Code. In no event may the Plan be amended without the approval of the stockholders of the Company in accordance with the applicable laws of the State of Delaware to increase the aggregate number of

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



shares of Common Stock that may be issued under the Plan or to make any other amendment that would require stockholder approval under the rules of any exchange or system on which the Company's securities are listed or traded at the request of the Company.

    The Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Article IV above or as otherwise specifically provided herein, no such amendment or other action by the Committee shall impair the rights of any holder without the holder's consent.

    The Board may at any time or from time to time amend Article IX of the Plan to provide additional or different Awards to Non-Employee Directors or to effect any other amendment deemed appropriate.

                                 ARTICLE XIII.
                                 UNFUNDED PLAN

    13.1 UNFUNDED STATUS OF PLAN. This Plan is intended to constitute an 'unfunded' plan for incentive and deferred compensation. With respect to any payments as to which a Participant has a fixed and vested interest but which are not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

                                  ARTICLE XIV.
                               GENERAL PROVISIONS

    14.1 LEGEND. The Committee may require each person receiving shares pursuant to an Award under the Plan to represent to and agree with the Company in writing that the Participant is acquiring the shares without a view to distribution thereof. In addition to any legend required by this Plan, the certificates for such shares may include any legend which the Committee deems appropriate to reflect any restrictions on Transfer.

    All certificates for shares of Common Stock delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Stock is then listed or any national securities association system upon whose system the Stock is then quoted, any applicable Federal or state securities law, and any applicable corporate law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

    14.2 OTHER PLANS. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

    14.3 NO RIGHT TO EMPLOYMENT/CONSULTANCY/DIRECTORSHIP. Neither this Plan nor the grant of any Award hereunder shall give any Participant or other employee any right with respect to continuance of employment or consultancy by the Company or any Affiliate, nor shall they be a limitation in any way on the right of the Company or any Affiliate by which an employee is employed or a consultant is retained to terminate his employment or consultancy at any time. Neither this Plan nor the grant of any Award hereunder shall impose any obligations on the Company to retain any Participant as a director nor shall it impose on the part of any Participant to remain as a director of the Company.

    14.4 WITHHOLDING OF TAXES. The Company shall have the right to deduct from any payment to be made to a Participant, or to otherwise require, prior to the issuance or delivery of any shares of Common Stock or the payment of any cash hereunder, payment by the Participant of, any Federal, state or local taxes required by law to be withheld. Upon the vesting of Restricted Stock or upon making an election under Code Section 83(b), a Participant shall pay all required withholding to the Company.

    The Committee may permit any such statutorily required withholding obligation with regard to any Participant to be satisfied by reducing the number of shares of Common Stock otherwise deliverable or

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



by delivering shares of Common Stock already owned. Any fraction of a share of Common Stock required to satisfy such tax obligations shall be disregarded and the amount due shall be paid in cash by the Participant.

    14.5 LISTING AND OTHER CONDITIONS.

    (a) Unless otherwise determined by the Committee, as long as the Common Stock is listed on a national securities exchange or system sponsored by a national securities association, the issue of any shares of Common Stock pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system. The Company shall have no obligation to issue such shares unless and until such shares are so listed, and the right to exercise any Option with respect to such shares shall be suspended until such listing has been effected.

    (b) If at any time counsel to the Company shall be of the opinion that any sale or delivery of shares of Common Stock pursuant to an Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act of 1933, as amended, or otherwise with respect to shares of Common Stock or Awards, and the right to exercise any Option shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company.

    (c) Upon termination of any period of suspension under this Section 14.5, any Award affected by such suspension which shall not then have expired or terminated shall be reinstated as to all shares available before such suspension and as to shares which would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Option.

    (d) A Participant shall be required to supply the Company with any certificates, representations and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent or approval the Company deems necessary or appropriate.

    14.6 GOVERNING LAW. This Plan shall be governed and construed in accordance with the laws of the State of Delaware (regardless of the law that might otherwise govern under applicable Delaware principles of conflict of laws).

    14.7 CONSTRUCTION. Wherever any words are used in this Plan in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever any words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

    14.8 OTHER BENEFITS. No Award payment under this Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its subsidiaries nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

    14.9 COSTS. The Company shall bear all expenses included in administering this Plan, including expenses of issuing Common Stock pursuant to any Awards hereunder.

    14.10 NO RIGHT TO SAME BENEFITS. The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

    14.11 DEATH/DISABILITY. The Committee may in its discretion require the transferee of a Participant to supply it with written notice of the Participant's death or Disability and to supply it with a copy of the will (in the case of the Participant's death) or such other evidence as the Committee deems necessary to establish the validity of the transfer of an Option. The Committee may also require that the agreement of the transferee to be bound by all of the terms and conditions of the Plan.

    14.12 SECTION 16(b) OF THE EXCHANGE ACT. All elections and transactions under the Plan by persons subject to Section 16 of the Exchange Act involving shares of Common Stock are intended to comply with all exemptive conditions under Rule 16b-3. The Committee may establish and adopt written administrative guidelines, designed to facilitate compliance with Section 16(b) of the Exchange

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



Act, as it may deem necessary or proper for the administration and operation of the Plan and the transaction of business thereunder.

    14.13 SUCCESSOR AND ASSIGNS. The Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate.

    14.14 SEVERABILITY OF PROVISIONS. If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Plan shall be construed and enforced as if such provisions had not been included.

    14.15 HEADINGS AND CAPTIONS. The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

                                  ARTICLE XV.
                             EFFECTIVE DATE OF PLAN

    The Plan shall become effective upon adoption by the Board, subject to the approval of this Plan by the stockholders of the Company in accordance with the requirements of the laws of the State of Delaware or such later date as provided in the adopting resolution; provided that no Stock Options or other Awards subject to Section 162(m) shall be granted after the Company's first annual stockholders' meeting held after twelve (12) months after the Company ceases to be a subsidiary of U.S. Industries, Inc. unless at such meeting the Plan provisions applicable to Stock Options or such other Awards, as the case may be are approved by the stockholders to the extent required to qualify such awards under Section 162(m) of the Code.

                                  ARTICLE XVI.
                                  TERM OF PLAN

    No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the earlier of the date this Plan is adopted or the date of stockholder approval, but Awards granted prior to such tenth anniversary may extend beyond that date.

                                 ARTICLE XVII.
                                  NAME OF PLAN

    This Plan shall be known as the 'LCA Group Inc. Stock Incentive Plan.'

                                                                         ANNEX C

             MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF AWARDS AND
           MATERIAL FEDERAL INCOME, ESTATE AND GIFT TAX CONSEQUENCES
                      RELATING TO THE TRANSFER OF OPTIONS
                         UNDER OUR STOCK INCENTIVE PLAN

    The following discussions of the principal federal income tax consequences with respect to options, restricted stock and non-employee director common stock awards under the SIP and the income, estate and gift tax consequences relating to the transfer of options are based on statutory authority and judicial and administrative interpretations as of the date of this information statement, which are subject to change at any time (possibly with retroactive effect). The discussions are limited to the U.S. tax consequences to individuals who are citizens or residents of the U.S. other than those individuals who are taxed on a residence basis in a foreign country. U.S. tax law is technical and complex and the discussion below represents only a general summary.

    THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL THE TAX CONSIDERATIONS THAT MAY BE RELEVANT. EACH RECIPIENT OF A GRANT IS URGED TO CONSULT HIS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH GRANTEE OF THE GRANT AND THE DISPOSITION OF COMMON STOCK.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF AWARDS

    Options. No income will be recognized by the recipient at the time of the grant of a non-qualified stock option.

    On exercise of a non-qualified stock option (and provided the common stock issued is not restricted stock), the amount by which the fair market value of the common stock on the date of exercise exceeds the option exercise price will be taxable to the recipient as ordinary income. The recipient's tax basis in the shares of common stock received upon exercise of an option will be equal to the amount of cash paid on exercise, plus the amount of ordinary income recognized as a result of the receipt of such shares. The subsequent disposition of shares acquired upon exercise of a non-qualified stock option will ordinarily result in capital gain or loss. If the common stock received upon exercise of an option is restricted stock, the rules described below with regard to restricted stock will apply.

    A recipient who is an officer or director of ours or a beneficial owner of more than ten percent (10%) of any class of registered equity securities of ours should consult with his or her tax advisor as to whether, as a result of Section 16(b) of the Exchange Act and the rules and regulations thereunder that are related thereto, the timing of income recognition is deferred for any period following the exercise of an option (the 'Deferral Period'). If there is a Deferral Period, absent a written election (pursuant to Section 83(b) of the Code) filed with the Internal Revenue Service within 30 days after the date of transfer of the shares of common stock pursuant to the exercise of the option to include in income, as of the transfer date, the excess (on such date) of the fair market value of such shares over their exercise price, recognition of income by the recipient could, in certain instances, be deferred until the expiration of the Deferral Period.

    The ordinary income recognized by employees with respect to the transfer of shares upon exercise of an option under the SIP will be subject to both wage withholding and employment taxes.

    We will generally be entitled, subject to the possible application of Code
Section 162(m) as discussed below and Section 280G of the Code as discussed below, to a deduction in connection with the recipient's exercise of a stock option in an amount equal to the income recognized by the recipient for the year in which such recognition occurs.

    A recipient who is granted an ISO generally does not recognize any taxable income at the time of the grant or exercise of the option. Similarly, we generally are not entitled to any tax deduction at the time of the grant or exercise of the ISO. The aggregate fair market value of common stock (determined at the date of grant) with respect to which ISOs can be exercisable for the first time by a recipient

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during any calendar year cannot exceed $100,000. Any excess will be treated as a non-qualified stock option. If the recipient makes no disposition of the shares acquired pursuant to an ISO within two (2) years from the date of grant or within one (1) year from the exercise of the option, any gain or loss recognized on a subsequent disposition of the shares will be treated as a long-term capital gain or loss. Under such circumstances, we will not be entitled to any deduction for federal income tax purposes. If the recipient disposes of the shares before the later of such dates, the recipient will generally have ordinary income equal to the difference between the exercise price of the shares and the market value of the shares on the date of exercise, and we will be entitled to a corresponding tax deduction, subject to the application of Code Section 162(m) of the Code and Section 280G of the Code.

    Upon exercise of an ISO, the excess of the fair market value of the stock at exercise over the exercise price is an adjustment in determining the recipient's alternative minimum taxable income. The adjusted basis of the stock for alternative minimum tax purposes will be the sum of the exercise price paid and the amount included in the recipient's alternative minimum taxable income.

    Unless the recipient was an employee of ours, or of any of our subsidiaries, at all times during the period beginning on the date of grant of the option and ending on the day three (3) months before the date of such exercise (twelve (12) months in the case of an employee who becomes disabled, within the meaning of
Section 22(e)(3) of the Code), the option being exercised will be treated as a non-qualified stock option, and not as an ISO.

    Restricted Stock. The recipient of restricted stock (either by a restricted stock award or pursuant to the exercise of an option) may elect under Section 83(b) of the Code, to include in ordinary income, as compensation at the time restricted stock is first issued, the excess of the fair market value of such shares at the time of issuance over the amount paid, if any, by the recipient for such shares. Unless an election under Section 83(b) of the Code is timely made (no later than the expiration of the 30 day period following the time of issuance), no taxable income will be recognized by the recipient of restricted stock until such shares are no longer subject to the restrictions or the risk of forfeiture (collectively, the 'Restrictions'). However, when the Restrictions lapse, the recipient will recognize ordinary income in an amount equal to the excess of the fair market value of the common stock on the date of lapse over the amount paid, if any, by the recipient for such shares. The ordinary income recognized by an employee with respect to restricted stock awarded or purchased pursuant to the SIP will be subject to both wage withholding and employment taxes.

    If an election under Section 83(b) of the Code is made, dividends received on shares which are subject to Restrictions will be treated as dividend income. If a recipient does not make an election under Section 83(b) of the Code, dividends received on the common stock prior to the time the Restrictions on such shares lapse will be treated as additional compensation, and not dividend income, for federal income tax purposes, and will be subject to wage withholding and employment taxes.

    In general, a deduction will be allowed to us for federal income tax purposes (subject to the discussion below regarding Code Sections 162(m) and 280G) in an amount equal to the ordinary income recognized by a recipient with respect to restricted stock awarded or purchased pursuant to the SIP.

    If, subsequent to the lapse of Restrictions on his or her common stock, the recipient sells such shares, the difference, if any, between the amount realized from such sale and the tax basis of such shares to the holder will ordinarily constitute capital gain or loss. A recipient's tax basis in restricted stock received pursuant to the SIP will be equal to the sum of the price paid for such shares, if any, and the amount of ordinary income recognized by such recipient of such shares on the lapse of Restrictions thereon.

    If an election under Section 83(b) of the Code is made and, before the Restrictions on the shares lapse, the shares which are subject to such election are resold to us or are forfeited, (i) no deduction would be allowed to such recipient for the amount included in the income of such recipient by reason of such election under Section 83(b) of the Code, and (ii) the recipient would recognize a loss in an amount equal to the excess, if any, of the amount paid for such restricted stock over the amount received by the recipient upon such resale or forfeiture (which loss would ordinarily be a capital loss). In such event, we would be required to include in our income the amount of any deduction previously allowable to us in connection with the transfer of such shares.

    Director's Common Stock Awards. The fair market value of an award of shares of common stock will be includible in the non-employee director's income as ordinary income at the time of the award, subject to the timely making of an election under Section 83(b) of the Code, as discussed above, and will result in deferral of income recognition to the extent that as a result of Section 16(b) of the Exchange Act the timing of recognition is deferred for a period following the award. The recipient should consult with his or her tax advisor with regard to the extent of such deferral. We will be entitled to a deduction for the value of such award when the non-employee director recognizes income, but such amounts are not subject to wage withholding or employment taxes by us.

    Parachute Payments. In the event that the payment or exercisability of any award under the SIP is accelerated because of a change in ownership (as defined in Section 280G(b)(2) of the Code) and the value of such payment or exercisability of an award, either alone or together with any other payments made to the recipient by us, constitute 'excess parachute payments' under
Section 280G of the Internal Revenue Code, then, subject to certain exceptions, a portion of such payments would be nondeductible to us and the recipient would be subject to a 20% excise tax on such portion of the payment.

    Section 162(m) of the Code. Code Section 162(m) denies a deduction to any corporation, whose common shares are publicly held, for compensation paid to certain covered employees in a taxable year to the extent that any such employee's compensation exceeds $1,000,000. Covered employees are a company's chief executive officer on the last day of the taxable year and any other individual whose compensation is required to be reported to shareholders under the Exchange Act by reason of being among the four highest compensated officers for the taxable year and who is employed on the last day of the taxable year. The amount of ordinary income recognized by a recipient in the year of exercise of a stock option is considered in determining whether a covered employee's compensation exceeds $1,000,000. Compensation paid under certain qualified performance based compensation arrangements, which (among other things) provide for compensation based on pre-established performance goals established by a compensation committee that is comprised solely of two or more outside directors and which is disclosed to, and approved by, the majority of our stockholders, is not considered in determining whether a covered employee's compensation exceeds $1,000,000. It is intended that the options granted under the SIP (but not the restricted stock), will satisfy the requirements of Code Section 162(m) so that the awards will not be included in a covered employee's compensation for the purposes of determining whether such covered employee's compensation exceeds $1,000,000; however the effect of Code Section 162(m) on the deductibility of such covered employees' compensation cannot be ascertained with certainty. As a result, notwithstanding the foregoing discussion, no assurance can be given as to the deductibility of the covered employees' compensation under Code Section 162(m).

MATERIAL FEDERAL INCOME, ESTATE AND GIFT TAX CONSEQUENCES RELATING TO THE TRANSFER OF OPTIONS

    Federal Income Taxation. The transfer of a non-qualified stock option by the holder of a non-qualified stock option ('Optionee') to a permitted transferee ('Permitted Transferee') will not cause the Optionee to recognize taxable income or gain at the time of transfer. If and when the Permitted Transferee subsequently exercises the non-qualified stock option, the Optionee will recognize taxable income at that time in an amount equal to the excess, if any, of the fair market value of the common shares received by the Permitted Transferee on exercise (determined on the exercise date) over the exercise price of the non-qualified stock option. The Permitted Transferee's tax basis with respect to the shares received upon exercise of the non-qualified stock option will be equal to the fair market value of the shares on the date that the non-qualified stock option is exercised (i.e., the exercise price plus the amount of income recognized by the Optionee).

    Federal Gift and Estate Taxation. An Optionee's transfer of a non-qualified stock option by gift will be subject to federal gift tax except to the extent it is excludible by the gift tax annual exclusion of $10,000 per donee, is within the combined federal estate and gift tax exception discussed below, or is to a person's spouse. In addition, upon the death of an Optionee, the value of an option that has not previously been 'transferred' will be includible in the Optionee's gross estate for federal estate tax purposes. Transfers to spouses are not subject to such taxes, and there is combined lifetime gift and estate tax exclusion (known as the 'applicable exclusion amount'), which is $675,000 per person in 2000 and increases incrementally to $1,000,000 in 2006 under current law).

    In general, under IRS Revenue Ruling 98-21, the transfer to a family member, for no consideration, of an option, is a completed gift on the later of (1) the transfer or (2) the time when the donee's right to exercise the option is no longer conditioned on the performance of services by the transferor. If the option becomes exercisable in stages, each portion of the option that becomes exercisable at a different time is treated as a separate option for the purpose of applying this analysis.

    Pursuant to IRS Revenue Procedure 98-34, the Internal Revenue Service will treat an option as properly valued for gift (and estate) tax purposes, provided that the employee follows a generally recognized option pricing model, such as the Black-Scholes model or an accepted version of the binomial model. The selected model, however, must consider (as of the valuation date) the following factors: (1) the option's exercise price; (2) the option's expected life; (3) the current trading price of the underlying stock; (4) the expected volatility of the underlying stock; (5) the expected dividends on the underlying stock; and
(6) the risk-free interest rate over the remaining option term. The option pricing model must be applied properly and reasonable factors must be used when applying the option pricing model. In addition, a discount to the valuation produced by the option pricing model must not be considered in order to rely on Revenue Procedure 98-34.

    Reliance on Revenue Procedure 98-34 for valuing options is not mandatory, but provides a 'safe harbor.' Moreover, to rely on IRS Revenue Procedure 98-34 for valuing options, the factors used in the valuation must be computed in the manner described in that Revenue Procedure, including the option's expected life, the expected volatility factor of the underlying stock, the expected dividends on the underlying stock with respect to the option and the factor used for determining a risk-free interest rate.

    Employees who use the methodology described in IRS Revenue Procedure 98-34 to value their options should write 'FILED PURSUANT TO REV. PROC. 98-34' on the applicable gift (or estate) tax return.